As filed with the Securities and Exchange Commission on August 1, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Advancis Pharmaceutical Corporation

(Exact name of registrant as specified in its charter)

Delaware	2834	52-2208264
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20425 Seneca Meadows Parkway

Germantown, Maryland 20876
(301) 944-6600
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Edward M. Rudnic, Ph.D.

President and Chief Executive Officer
Advancis Pharmaceutical Corporation
20425 Seneca Meadows Parkway
Germantown, Maryland 20876
(301) 944-6600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

Jeffrey A. Baumel, Esq. Daniel J. Malooly, Esq. McCarter & English, LLP 300 Park Avenue New York, New York 10022 (212) 609-6800	R.W. Smith, Jr., Esq. Howard S. Schwartz, Esq. Piper Rudnick LLP 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000	Jeffrey E. Cohen, Esq. Carol B. Stubblefield, Esq. Coudert Brothers LLP 1114 Avenue of the Americas New York, New York 10036 (212) 626-4400

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities	Amount to be	Offering Price Per	Aggregate Offering	Amount of
to be Registered	Registered (1)	Share	Price (2)	Registration Fee

Common Stock, par value $0.01 per share			$86,250,000	$6,978

(1)	Includes a maximum of shares that may be purchased by the Underwriters to cover over-allotments, if any.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 1, 2003

PROSPECTUS

                                 Shares

Common Stock

This is the initial public offering of shares of our common stock. No public market currently exists for our common stock.

We expect to apply to list our shares of common stock for quotation on The NASDAQ National Market under the symbol “AVNC.” We anticipate that the initial public offering price will be between $     and $      per share.

Investing in our shares involves risks. See “Risk Factors” beginning on page 7.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Advancis (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to            additional shares of common stock at the public offering price less the underwriting discount to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2003.

LEHMAN BROTHERS

PACIFIC GROWTH EQUITIES, LLC

                    , 2003

      Until                     , 2003 (25 days after the commencement of this offering), all dealers selling shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. References in this prospectus to our certificate of incorporation and bylaws refer to the certificate of incorporation and bylaws as the same shall be in effect upon the completion of this offering. Unless otherwise specified or the context otherwise requires, references in this prospectus to “we,” “our” and “us” refer to Advancis Pharmaceutical Corporation.

Our Company

      We are a pharmaceutical company focused on developing and commercializing pulsatile drug products that fulfill substantial unmet medical needs in the treatment of infectious disease. We are developing a broad portfolio of drugs based on our novel biological finding that bacteria exposed to antibiotics in front-loaded, sequential bursts, or pulses, are killed more efficiently and effectively than those exposed to standard antibiotic treatment regimens. Based on this finding, we have developed a proprietary, once-a-day pulsatile delivery technology called PULSYS.

      We have focused initially on developing pulsatile formulations of approved and marketed drugs that no longer have patent protection or that have patents expiring in the next three years. We currently have three pulsatile drugs in Phase I/II clinical trials, five pulsatile drugs or drug combinations in late stage preclinical development and are exploring pulsatile formulations for a range of other antibiotics. We are also developing a non-pulsatile, generic formulation of the antibiotic Biaxin XL, the patent covering the active pharmaceutical ingredient for which expires in 2005. We intend to use any cash flow generated by this product to accelerate development of our pulsatile drug candidates.

      We intend to commercialize our products through third party collaborations and with an internal marketing and sales force. In July 2003, we entered into a collaboration agreement with GlaxoSmithKline pursuant to which we licensed patents and PULSYS technology for use with its Augmentin (amoxicillin/clavulanate combination) products, which collectively had 2002 U.S. sales of over $1.5 billion, and with limited other amoxicillin products. GlaxoSmithKline will be responsible for the clinical development, manufacture and sale of the products. We received an initial payment of $5 million from GlaxoSmithKline upon signing of our collaboration agreement and can receive milestone payments of up to $52 million if it achieves specified product development goals. In addition, upon commercialization of any of the products, we would receive certain royalty payments and may receive incentive payments of up to $50 million if specified annual sales goals are achieved.

Market Opportunity for Pulsatile Drugs

      According to sales data compiled by IMS Health, an independent pharmaceutical industry research firm, worldwide anti-infective sales were approximately $44.7 billion in 2002, including $20.3 billion in North America. Antibiotics accounted for approximately $27.2 billion of such 2002 worldwide sales, including more than $10 billion in North America. The large market for antibiotics is expected to continue to grow in light of the aging of the United States population, the increased use of therapies that compromise the immune system such as cancer chemotherapy and the growing prevalence of immune related diseases such as AIDS. Standard antibiotic regimens have significant limitations, including ineffectiveness against resistant bacteria, multiple daily dosing requirements, lengthy treatment periods and the potential for severe side effects. We believe that the growing problem of resistance and other limitations of standard antibiotic regimens are not currently being adequately addressed.

Our Novel Solution

      The significant unmet needs in the anti-infective market prompted our founders to search for a more efficient and effective method to attack bacteria. We found that, as a result of the relatively short natural life cycle of bacteria, antibiotics are more effective in killing bacteria when released in three to five pulses that each occur within the first six to eight hours following initial dosing. To exploit this finding, we have developed a proprietary, once-a-day delivery technology called PULSYS that enables rapid, pulsatile delivery of antibiotics and improved bioavailability, or ability to be absorbed by the body. We believe that our novel finding, as implemented through our PULSYS technology, will result in the following therapeutic advantages:

•	Improved bactericidal activity, or bacteria killing efficiency;

•	Once daily dosing and shorter length of treatment resulting in increased patient convenience and compliance;

•	Lower overall drug dose with reduced side effect profile; and

•	Decreased emergence of antibiotic resistant bacteria.

      While our initial focus has been on developing pulsatile antibiotics, we believe that pulsatile dosing may offer therapeutic advantages in the areas of antivirals, antifungals and oncology. We have implemented a multi-layer patent strategy to protect our pulsatile antibiotic products as well as the pulsatile delivery of drugs in other therapeutic categories.

Product Development Strategy

      We intend to develop pulsatile drugs that have multiple therapeutic advantages over existing antibiotics. We plan to focus initially on developing improved versions of approved and marketed drugs, either delivered alone or in combination with other drugs. We believe that the advantages of this approach include:

•	Decreased development risk and costs;

•	Decreased development timeframe because we anticipate that we may rely, in part, on prior regulatory approvals and safety and efficacy data;

•	Reasonable and predictable production costs; and

•	Market acceptance due to the use of well-known antibiotics.

PULSYS Commercialization Strategy

      Pursue third party collaborations for widely distributed antibiotics. We anticipate collaborating with large pharmaceutical companies to apply our technology to develop pulsatile versions of widely distributed antibiotics, such as those prescribed by general practitioners, as well as combinations of such products. These collaborations will allow us to enter large markets more quickly with the greater financial and marketing resources of our partners.

      Develop proprietary antibiotic combination products. We intend to focus our initial internal development efforts on pulsatile formulations of antibiotic combination products that we can market to concentrated groups of pharmaceutical prescribers, such as hospital-based physicians or specialists. This concentration will allow us to commercialize our pulsatile drugs with a relatively small internal sales force. Our initial proprietary pulsatile drug candidate is a fluoroquinolone/metronidazole combination.

      Acquire or license antibiotic products. We intend to acquire or license antibiotic products that we believe can be improved with our PULSYS technology. We are focused on acquiring drugs and drug candidates that would be marketed to concentrated groups of pharmaceutical prescribers and that have been proven to be safe and effective.

Our Product Pipeline

      The following table summarizes the antibiotic compounds we have in clinical trials and which we expect will serve as the basis for drug products or, with additional clinical development, drug combination products.

			PULSYS Targeted	Product
Advancis Product	Key Indication(s)	Standard Therapy	Added Value	Opportunity

PHASE I/ II PULSYS PRODUCT CANDIDATES
Pulsatile Amoxicillin	Upper respiratory tract infections (URTI), urinary tract infections	10-14 days, two or three times daily	Once daily, lower dose, shorter duration (5-7 days)	Alone and in combination with other drugs
Pulsatile Clarithromycin	URTI, acute exacerbation of chronic bronchitis (AECB), sinusitis	7-14 days, twice daily	Once daily, lower dose, shorter duration (5-7 days)	Alone or in combination with other drugs
Pulsatile Metronidazole	Trichomoniasis, amebiasis	1-10 days, one to three times daily	Single dose therapy	Alone and in combination with other drugs
NON-PULSATILE GENERIC PRODUCT CANDIDATE (ANDA to be filed)
Clarithromycin extended release	URTI, AECB, sinusitis	7-14 days, once daily	N/ A	Alone

      We have five additional pulsatile antibiotic product candidates in late-stage preclinical development, including three combination products. With respect to one of the product candidates, we recently entered into a collaboration agreement with GlaxoSmithKline pursuant to which we licensed our patents and PULSYS technology for use with its Augmentin (amoxicillin/clavulanate combination) products. We are exploring pulsatile formulations for a range of other antibiotics and antibiotic combinations.

Corporate Information

      We were incorporated in Delaware in December 1999 and commenced operations in January 2000. Our principal executive offices are located at 20425 Seneca Meadows Parkway, Germantown, Maryland 20876. Our telephone number is (301) 944-6600. Our website is www.advancispharm.com. Information contained on our website is not part of, and is not incorporated into, this prospectus.

      Advancis, Advancis Pharmaceutical Corp., the Advancis logo, PULSYS and MAPS are trademarks of Advancis Pharmaceutical Corporation. All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered	shares ( shares if the underwriters’ over-allotment option is exercised in full)
Common stock outstanding after this offering	shares ( shares if the underwriters’ over-allotment option is exercised in full)
Use of proceeds	We intend to use the net proceeds from this offering as follows: research and development including preclinical development and clinical trials, purchase of capital equipment, licensing activities and general corporate purposes. See “Use of Proceeds.”
Proposed NASDAQ National Market symbol	AVNC

      The total number of outstanding shares of common stock above excludes:

•	2,801,125 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2003 at a weighted average exercise price of $0.31 per share; and

•	66,842 shares of common stock issuable upon exercise of outstanding warrants as of June 30, 2003 at a weighted average exercise price of $1.32 per share.

      Except as otherwise indicated, information in this prospectus:

•	assumes the underwriters have not exercised their option to purchase shares to cover over-allotments; and

•	reflects the automatic conversion of 27,565,555 shares of our outstanding convertible preferred stock into 27,565,555 shares of common stock upon completion of this offering.

SUMMARY FINANCIAL DATA

      The following table presents summary historical financial information for us. You should read this information in conjunction with our financial statements and related notes and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

      The pro forma net loss per share and shares used in computing pro forma net loss per share are calculated as if all of our convertible preferred stock (including shares issued after June 30, 2003) were converted into shares of our common stock on January 1, 2002. The net loss applicable to common stockholders for the six months ended June 30, 2003 does not include $22,600,000 of deemed interest and dividends related to a beneficial conversion feature charge associated with convertible notes and preferred stock issued during 2003 which would be recorded in the second half of 2003. The pro forma balance sheet data below reflects (i) the issuance of 9,292,284 shares of Series E Convertible Preferred Stock after June 30, 2003 for cash, (ii) the conversion of principal and accrued interest with respect to convertible notes in the aggregate principal amount of $5.0 million issued on March 28, 2003 into 2,263,272 shares of Series E Convertible Preferred stock after June 30, 2003, and (iii) the conversion of each outstanding share of all classes of our preferred stock into one share of common stock upon the closing of this offering. The pro forma as adjusted balance sheet data below reflects the issuance and sale of                    shares of our common stock in this offering at an initial public offering price of $          per share (the midpoint of the range of the initial offering price), after deducting the underwriting discounts and commissions and estimated offering expenses, and our receipt of the net proceeds from that sale.

Statements of Operations Data

	Year Ended December 31,			Six Months Ended June 30,

	2000	2001	2002	2002	2003

				(Unaudited)
Revenue	$—	$—	$—	$—	$—

Cost and expenses
Research and development	1,133,014	5,295,308	10,855,130	4,660,989	5,537,966
General and administrative	751,962	1,958,602	3,323,879	1,523,214	1,853,342

Total expenses	1,884,976	7,253,910	14,179,009	6,184,203	7,391,308

Loss from operations	(1,884,976)	(7,253,910)	(14,179,009)	(6,184,203)	(7,391,308)
Interest income (expense), net	66,713	69,334	102,629	84,162	(98,155)
Other expense	—	—	(47,615)	—	—

Net loss	(1,818,263)	(7,184,576)	(14,123,995)	(6,100,041)	(7,489,463)
Accretion of issuance costs of mandatorily redeemable convertible preferred stock	(11,887)	(37,594)	(73,925)	(35,945)	(37,361)

Net loss applicable to common stockholders	$(1,830,150)	$(7,222,170)	$(14,197,920)	$(6,135,986)	$(7,526,824)

Net loss per share, basic and diluted	$(2.39)	$(6.88)	$(8.95)	$(4.19)	$(4.03)

Pro forma net loss per share, basic and diluted			$(0.49)		$(0.26)

Shares used in computing net loss per share, basic and diluted	764,712	1,049,915	1,587,117	1,465,294	1,869,276

Shares used in computing pro forma net loss per share, basic and diluted			29,152,672		29,434,831

Balance Sheet Data

	June 30, 2003
	(unaudited)

			Pro Forma
	Actual	Pro Forma	As Adjusted

Cash and cash equivalents	$244,582	$21,152,221	$
Total assets	11,029,756	31,937,395
Total liabilities	11,979,852	6,888,463	6,888,463
Total mandatorily redeemable convertible preferred stock	28,476,656	—	—
Deficit accumulated during the development stage	(30,616,297)	(30,616,297)	(30,616,297)
Total stockholders’ equity (deficit)	(29,426,752)	25,048,932

RISK FACTORS

      An investment in our common stock involves a substantial risk of loss. You should consider carefully the following risks and other information contained in this prospectus before you decide whether to purchase our common stock. Additional risks and uncertainties, including those affecting the market in which we operate or that we currently deem immaterial, may also impair our business and operations. If any such risks should actually occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We expect to incur losses for the foreseeable future and may never become profitable.

      From the date we began operations in January 2000 through June 30, 2003, we have incurred operating losses of approximately $30.7 million. Our losses to date have resulted principally from research and development costs related to the development of our product candidates, the purchase of equipment and establishment of our facilities and general and administrative costs related to our operations.

      We expect to incur substantial losses for the foreseeable future as a result of increases in our research and development costs, including costs associated with conducting preclinical testing and clinical trials, and regulatory compliance activities.

      Our chances for achieving profitability will depend on numerous factors, including success in:

•	developing and testing product candidates;

•	receiving regulatory approvals;

•	developing proprietary antibiotic products;

•	commercializing our products; and

•	establishing our competitive position.

      Many of these factors will depend on circumstances beyond our control. We cannot assure you that we will ever become profitable.

Substantially all of our product candidates are based on a finding that could ultimately prove to be incorrect, or could have limited applicability.

      Substantially all of our product candidates are based on our finding that bacteria exposed to antibiotics in front-loaded, rapid sequential bursts are eliminated more efficiently and effectively than those exposed to presently available treatment regimens. We have not identified with certainty the actual scientific mechanism that produces the finding that pulsatile delivery of antibiotics is more effective than standard treatment regimens, and we have only limited results from clinical trials involving this finding in humans. While preliminary studies in animals have supported our finding that pulsatile delivery of antibiotics is more effective than standard treatment regimens, no clinical trials testing efficacy in humans have commenced. Ultimately, our finding may be incorrect, in which case our pulsatile drugs would not differ substantially from competing drugs and may be inferior to them. If these products are substantially identical or inferior to products already available, the market for our pulsatile drugs will be reduced or eliminated.

      Even if pulsatile dosing is more effective than ordinary dosing, we may be unable to apply this finding successfully to a substantial number of products in the anti-infective market. Our preliminary studies indicate that pulsatile dosing may not provide superior performance for all types of antibiotics. Additionally, we have not conducted any studies with anti-viral or anti-fungal medications. If we cannot apply our technology to a wide variety of antibiotics or other anti-infectives, our potential market will be substantially reduced.

Our delivery technology may not be effective, which would prevent us from commercializing products that are more effective than those of our competitors.

      Even if we are correct that pulsatile dosing is more effective than ordinary dosing of antibiotics, our delivery technology must be effective in humans for the administration of pulses at an appropriate level. If our PULSYS delivery technology is not effective in delivering rapid bursts of antibiotics, or is unable to do so at an appropriate level, and we are not able to create an alternative delivery method for pulsatile dosing that proves to be effective, we will be unable to capitalize on any advantage of our discovery. Should this occur, our pulsatile product candidates may not be more effective that those of our competitors, which may decrease or eliminate market acceptance of our products.

If a competitor produces and commercializes an antibiotic that is superior to our pulsatile antibiotics, the market for our potential products would be reduced or eliminated.

      We have devoted a substantial amount of our research efforts and capital to the development of pulsatile antibiotics. We have only one product candidate that does not depend on our PULSYS technology. If a competitor produces and commercializes an antibiotic or method of delivery of antibiotics that provides superior safety, effectiveness or other significant advantages over our pulsatile antibiotics, the value of our pulsatile drugs would be reduced substantially and, as a result, without additional products to market or sell, our ability to generate revenue would be severely compromised. We would need to conduct substantial new research and development activities to establish new product targets, which would be costly and time consuming. In the event we are unable to establish new product targets, we will be unable to generate sources of revenue.

We have not commissioned an extensive third party patent infringement, invalidity and enforceability investigation on pulsatile dosing and we are aware of one issued patent covering pulsatile delivery.

      Our patents, prior art and infringement investigations were primarily conducted by our senior management and other employees. Although our patent counsel has consulted with management in connection with management’s investigations, our patent counsel has not undertaken an extensive independent analysis to determine whether our pulsatile technology infringes upon any issued patents or whether our issued patents or patent applications covering pulsatile dosing could be invalidated or rendered unenforceable for any reason. We are aware of one issued patent owned by a third party that covers certain aspects of delivering drugs by use of two delayed release pulses. We cannot assure you that a claim will not be asserted by such patent holder or any other holder of an issued patent that any of our products infringe their patent or that our patents are invalid or unenforceable. We may be exposed to future litigation by third parties based on claims that our products or activities infringe the intellectual property rights of others. We cannot assure you that, in the event of litigation, any claims would be resolved in our favor. Any litigation or claims against us, whether or not valid, may result in substantial costs, could place a significant strain on our financial resources, divert the attention of management and harm our reputation. In addition, intellectual property litigation or claims could result in substantial damages and force us to do one or more of the following:

•	cease selling, incorporating or using any of our products that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property right, which license may be costly or may not be available on reasonable terms, if at all; or

•	redesign our products, which would be costly and time-consuming and may not be possible.

Our generic clarithromycin product may face intellectual property challenge.

      Currently, clarithromycin is covered by a series of patents that are owned or controlled by a company having substantially greater financial and other resources than us. We do not intend to market any clarithromycin products until the patent covering the active pharmaceutical ingredient (API) for clarithromycin expires in 2005, at which time we intend to commercialize a generic, extended release clarithromycin product.

We are aware of a U.S. patent covering an extended release clarithromycin product and we are also aware of issued patents relating to the production of clarithromycin products. We believe that we will be able to manufacture and market a formulation of a clarithromycin product without infringing these patents. In the event a claim is brought against us, our distributors, licensees or collaborators for patent infringement, we cannot assure you that any legal proceedings would be resolved in our favor. If such a dispute were resolved against us, in addition to potential damages, which could be substantial, the commercial manufacture or sale of our generic clarithromycin product candidate could be enjoined unless a license were obtained. There can be no assurances that if a license is required, such license would be made available on terms acceptable to us, or at all. Any claim of patent infringement may involve substantial expenditures and divert the time and effort of management.

We do not intend to seek patent protection for certain aspects of our technology.

      We have not filed for patent protection with respect to individual dosage forms that are part of our overall pulsatile antibiotic products, and we may not seek such patent coverage in the future. In producing such dosage forms, we expect to use general formulation techniques used in the industry that would be modified by us and which would, therefore, include know-how and trade secrets that we have developed. We cannot be certain that a patent would issue to cover such intellectual property and we would prefer to keep such techniques and know-how as our trade secrets. In the event a competitor is able to develop technology substantially similar to ours, we may not be able to block its use of such technology, in which case our potential market may be substantially reduced.

If we are unable to develop and successfully commercialize our product candidates, we may never achieve profitability.

      We have not commercialized any products or recognized any revenue from product sales. All of our pulsatile drugs are in early stages of development and currently, only three pulsatile product candidates are being tested in Phase I/ II clinical trials. We expect that we must conduct significant additional research and development activities before we will be able to receive final regulatory approval to commercialize any pulsatile products. We must successfully complete Phase I/ II clinical trials, commence and successfully complete Phase III clinical trials and obtain regulatory approval for our pulsatile drugs before we are able to generate revenue from their sales. Even if we succeed in developing and commercializing one or more of our pusatile drugs, we may never generate sufficient or sustainable revenue to enable us to be profitable.

If we do not successfully attract and retain collaborative partners, or our partners do not satisfy their obligations, we will be unable to develop our partnered product candidates.

      During the early stages of our development, we intend to enter into collaborative arrangements with third parties to develop certain product candidates. These collaborations may be necessary in order for us to:

•	fund our research and development activities;

•	fund manufacturing by third parties;

•	seek and obtain regulatory approvals; and

•	successfully commercialize our product candidates.

      Currently, we only have one such collaborative agreement, which is with GlaxoSmithKline (GSK). In connection with this agreement, we have granted certain rights regarding the use of patents and our PULSYS technology with amoxicillin/clavulanate combination products and certain other amoxicillin products, including development and marketing rights. We do not have day-to-day control over the activities of GSK with respect to any such product candidates. We cannot assure you that GSK will fulfill its obligations, including the development and commercialization of any product candidate. If GSK fails to fulfill its obligations under our agreement, we may be unable to assume the development of these product candidates or enter into alternative arrangements with a third party. As a result, our ability to receive any revenue from these product candidates is entirely dependent on the efforts of GSK. We could also become involved in disputes with GSK, which could lead to delays or termination of our development program and time-consuming and expensive litigation or arbitration. GSK may terminate this agreement on relatively short notice. If GSK terminates or breaches our agreement, or otherwise fails to complete its obligations in a timely manner, our chances of successfully developing and commercializing any of these product candidates would be materially and adversely affected.

      In addition, the growth of our business and development of additional product candidates may require that we seek additional collaborative partners. We cannot assure you that we will be able to enter into collaborative agreements with partners on terms favorable to us, or at all, and any future agreement may expose us to similar risks that we face under our agreement with GSK. Our inability to enter into additional collaborative arrangements with other partners, or our failure to maintain such arrangements, would limit the number of product candidates which we could develop and ultimately, decrease our sources of any future revenues.

If we cannot enter into new licensing arrangements, our ability to develop a diverse product portfolio could be limited.

      A component of our business strategy is in-licensing drug compounds developed by other pharmaceutical and biotechnology companies or academic research laboratories that may be marketed and developed or improved upon using our novel technologies. Competition for promising compounds can be intense and currently, we have not entered into any arrangement to license any drugs from other companies. If we are not able to identify licensing opportunities or enter into licensing arrangements on acceptable terms, we will be unable to develop a diverse portfolio of products.

Our executive officers and other key personnel are critical to our business and our future success depends on our ability to retain them.

      We are highly dependent on the principal members of our scientific and management teams, including Edward M. Rudnic, our president and chief executive officer, Steven A. Shallcross, our senior vice president and chief financial officer, and Kevin S. Sly, our senior vice president, business development and marketing. In order to pursue our product development, marketing and commercialization plans, we will need to hire additional personnel with experience in clinical testing, government regulation, manufacturing, marketing and business development. We may not be able to attract and retain personnel on acceptable terms given the intense competition for such personnel among high technology enterprises, including biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. If we lose any of our key personnel, or are unable to attract and retain qualified personnel, our business, financial condition and results of operations may be materially and adversely affected.

Our ability to complete clinical trials and ultimately, commercialize products will be delayed if we are unable to obtain sufficient APIs from certain suppliers.

      We obtain APIs from certain specialized manufacturers for use in clinical studies that we intend to conduct without assistance from collaborative partners. Although the antibiotics we use in our clinical studies may be obtained from several API suppliers, our applications for regulatory approval may authorize only one API supplier as our source. In the event an authorized supplier in an application for regulatory approval loses its regulatory status as an acceptable source or otherwise becomes unable or unwilling to supply the API to us at a commercially reasonable price, we would need to locate another source. A change to a supplier not previously approved in our application for regulatory approval or an alteration in the procedures or product provided to us by an approved supplier may require formal approval by the U.S. Food and Drug Administration (FDA) before we could use the API in the production of commercial supplies for our products. These factors could result in delays in conducting or completing our clinical trials and ultimately delay our ability to commercialize products.

Clinical trials for our product candidates may be delayed due to our dependence on third parties for the conduct of such trials.

      We have limited experience in conducting and managing clinical trials, and currently, we do not employ any clinical trial managers. We rely, and will continue to rely, on third parties, including our collaborative partners, clinical research organizations and outside consultants, to assist us in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completion of, or the failure to complete, these trials if they fail to perform their obligations under our agreements.

If clinical trials for our products are unsuccessful or delayed, we will be unable to meet our anticipated development and commercialization timelines.

      We must demonstrate through preclinical testing and clinical trials that our product candidates are safe and effective for use in humans before we can obtain regulatory approvals for their commercial sale. In addition, if we make claims of superiority over existing products, we will need to prove such claims in additional clinical trials. For drug products such as our amoxicillin/clarithromycin combination product which contains active ingredients in fixed combinations that have not been previously approved by the FDA, clinical studies may also need to be conducted in order to establish the contribution of each active component to the effectiveness of the combination in an appropriately identified patient population.

      Conducting clinical trials is a lengthy, time-consuming and expensive process. Currently we only have three pulsatile drug products in Phase I/II clinical trials and we have not completed such trials and additional studies in animals to extrapolate proper dosage for Phase III clinical efficacy trials in humans. In the event we incorrectly identify a dosage as appropriate for human clinical trials, any results we receive from such trials may not properly reflect the actual efficacy or safety of our products. Furthermore, we do not expect to have results from Phase III clinical efficacy trials in humans until at least 2004.

      The commencement and rate of completion of clinical trials for our products may be delayed by many factors, including:

•	lack of efficacy during the clinical trials;

•	unforeseen safety issues;

•	slower than expected rate of patient recruitment; or

•	government or regulatory delays.

      The results from preclinical testing and early clinical trials are often not predictive of results obtained in later clinical trials. Although a new product may show promising results in pre-clinical and initial clinical trials, it may subsequently prove unfeasible or impossible to generate sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical studies are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may encounter regulatory delays or rejections as a result of many factors, including results that do not support our claims, perceived defects in the design of clinical trials and changes in regulatory policy during the period of product development. Our business, financial condition and results of operations may be materially adversely affected by any delays in, or termination of, our clinical trials or a determination by the FDA that the results of our trials are inadequate to justify regulatory approval.

We may need additional capital in the future. If additional capital is not available, we may be forced to delay or curtail the development of our product candidates.

      We anticipate that our existing capital resources, including the net proceeds of this offering, and interest earned on such proceeds, will enable us to maintain our current operations for at least the next 24 months. Our requirements for additional capital may be substantial and will depend on many other factors, including:

•	successful commercialization of our generic formulation of Blaxin XL;

•	payments received under present or future collaborative partner agreements;

•	continued progress of research and development of our pulsatile drugs;

•	our ability to license drugs from others for use with PULSYS;

•	costs associated with protecting our intellectual property rights;

•	development of marketing and sales capabilities; and

•	market acceptance of our products.

      We have no significant committed sources of additional capital. To the extent our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the development of our product candidates. We cannot assure you that funds will be available on favorable terms, if at all. To the extent we raise additional capital through the sale of securities, the issuance of those securities could result in dilution to our stockholders. In addition, if we incur debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus, limiting funds available for our business activities. If adequate funds are not available, we may be required to curtail significantly our development and commercialization activities.

We could be forced to pay substantial damage awards if product liability claims that may be brought against us are successful.

      The use of any of our product candidates in clinical trials, and the sale of any approved products, may expose us to liability claims and financial losses resulting from the use or sale of our products. We have obtained limited product liability insurance coverage for our clinical trials. However, such insurance may not be adequate to cover any claims made against us. In addition, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses.

If our products are not accepted by the market, our revenues and profitability will suffer.

      Even if we obtain regulatory approval to market our products, our products may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The degree of market acceptance of any pharmaceutical product that we develop will depend on a number of factors, including:

•	demonstration of clinical efficacy and safety;

•	cost-effectiveness;

•	potential advantages over alternative therapies;

•	reimbursement policies of government and third-party payors; and

•	effectiveness of our marketing and distribution capabilities and the effectiveness of such capabilities of our collaborative partners.

      Our product candidates, if successfully developed, will compete with a number of products manufactured and marketed by major pharmaceutical companies, biotechnology companies and manufacturers of generic drugs. Our products may also compete with new products currently under development by others. Physicians, patients, third-party payors and the medical community may not accept and utilize any product candidates that we or our collaborative partners develop. To the extent current antibiotics already successfully treat certain infections, physicians may not be inclined to prescribe our pulsatile drugs for the same indications. If our products do not achieve significant market acceptance, we will not be able to generate significant revenues or become profitable.

Because we have limited manufacturing capabilities we must rely on third party manufacturers, or expend substantial funds to expand our facilities, to commercialize our products.

      We currently rely on several contractors to manufacture product samples for our clinical studies that we intend to conduct without assistance from collaborative partners. We are in the process of building manufacturing facilities for production of clinical supplies sufficient for use through our Phase II and, in some cases, Phase III clinical trials. We have no experience building manufacturing facilities and we may not be able to build such facilities at currently anticipated costs. If the costs of building such facilities significantly exceed our current expectations, we will be required to use funds we have allocated for other purposes. In addition, if we are unsuccessful in building our own manufacturing facilities and fail to maintain our relationships with our current clinical supply manufacturers or enter into relationships with new manufacturers, we will be unable to conduct our clinical trials effectively.

      We intend to rely on third-parties to manufacture those products that we intend to sell through our own commercialization and sales efforts. If we are unable to maintain our relationships with our current manufacturers, enter into agreements with other third-party manufacturers for the commercialization of these products or expand our own facilities, we will not be able to generate revenue from sales of such products and our business and financial condition will be materially adversely affected.

If we fail to establish marketing, sales and distribution capabilities, or fail to enter into arrangements with third parties, we will not be able to commercialize our products.

      We do not have any sales, marketing or distribution capabilities. In order to commercialize any product candidates that receive final regulatory approval, we must either acquire or develop an internal marketing and sales force with technical expertise and with supporting distribution capabilities or make arrangements with third parties to perform these services for us. In order to market any of our product candidates directly, we must either acquire or develop. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and defer our product development efforts. To the extent that we enter into marketing and sales arrangements with other companies, our revenues will depend on the efforts of others. These efforts may not be successful. If we fail to develop sales, marketing and distribution channels, or enter into arrangements with third parties, we will experience delays in product sales and incur increased costs.

Risks Related To Our Industry

Any inability to protect our intellectual property could harm our competitive position and third parties may claim that our products infringe on their intellectual property rights.

      Our success will depend in part on our ability to obtain patents and maintain adequate protection of other intellectual property for our technologies and products in the U.S. and other countries. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate our competitive advantage. Further, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the U.S., and we may encounter significant problems in protecting our proprietary rights in these foreign countries.

      The patent positions of pharmaceutical and biotechnology companies, including our patent positions, involve complex legal and factual questions and, therefore, validity and enforceability cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated or circumvented. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that we cover our proprietary technologies with valid and enforceable patents or we effectively maintain such proprietary technologies as trade secrets. We will apply for patents covering both our technologies and product candidates as we deem appropriate. We may fail to apply for patents on important technologies or products in a timely fashion, or at all, and in any event, the applications we do file may be challenged and may not result in issued patents. Any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. In addition, if challenged, our patents may be declared invalid. Even if valid, our patents may fail to provide us with any competitive advantages.

      We rely upon trade secrets protection for our confidential and proprietary information. We have taken measures to protect our proprietary information; however, these measures may not provide adequate protection. We seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose our proprietary information, and we may not be able to meaningfully protect our trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

If we do not compete successfully in the development and commercialization of products and keep pace with rapid technological change, we will be unable to capture and sustain a meaningful market position.

      The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. While we are not aware of any company using rapid bursts of antibiotics as a treatment method, there are numerous companies actively engaged in the research and development of anti-infectives. Many of these companies and institutions, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborative partners, have significantly greater experience than we do in:

•	developing products;

•	undertaking preclinical testing and human clinical trials;

•	obtaining approvals of products from the FDA and other regulatory agencies; and

•	manufacturing and marketing products.

      Developments by others may render our product candidates or technologies obsolete or noncompetitive. We face and will continue to face intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions, and for licenses of products or technology. These competitors, either alone or with their collaborative partners, may succeed in developing technologies or products that are more effective than ours.

If we experience delays in obtaining regulatory approvals, or are unable to obtain or maintain regulatory approvals, we may be unable to commercialize any products.

      Our product candidates are subject to extensive and rigorous domestic government regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of pharmaceutical products. If our products are marketed abroad, they will also be subject to extensive regulation by foreign governments. None of our product candidates has been approved for sale in the U.S. or any foreign market. The regulatory review and approval process takes many years, requires the expenditure of substantial resources, involves post-marketing surveillance and may involve ongoing requirements for post-marketing studies. Delays in obtaining regulatory approvals may:

•	adversely affect the commercialization of any drugs that we or our collaborative partners develop;

•	impose costly procedures on us or our collaborative partners;

•	diminish any competitive advantages that we or our collaborative partners may attain; and

•	adversely affect our receipt of revenues or royalties.

      Any required approvals, once obtained, may be withdrawn. Further, if we fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory process, we may encounter difficulties including:

•	delays in clinical trials or commercialization;

•	product recalls or seizures;

•	suspension of production and/or distribution;

•	withdrawals of previously approved marketing applications; and

•	fines, civil penalties and criminal prosecutions.

      We expect to rely on our collaborative partners to file investigational new drug applications and generally direct the regulatory approval process for many of our products. Our collaborative partners may not be able to conduct clinical testing or obtain necessary approvals from the FDA or other regulatory authorities for any product candidates. If we fail to obtain required governmental approvals, we or our collaborative partners will experience delays in, or be precluded from, marketing products developed through our research.

      We and our contract manufacturers also are required to comply with the applicable FDA good manufacturing practice regulations. Good manufacturing practice regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved before we can use them in commercial manufacturing of our products. We or our contract manufacturers may not be able to comply with the applicable good manufacturing practice requirements and other FDA regulatory requirements. If we or our contract manufacturers fail to comply, we could be subject to fines or other sanctions, or be precluded from marketing our products.

The manufacture and storage of pharmaceutical and chemical products is subject to environmental regulation and risk.

      Because of the chemical ingredients of pharmaceutical products and the nature of their manufacturing process, the pharmaceutical industry is subject to extensive environmental regulation and the risk of incurring liability for damages or the costs of remedying environmental problems. If we fail to comply with environmental regulations to use, discharge or dispose of hazardous materials appropriately or otherwise to comply with the conditions attached to our operating licenses, the licenses could be revoked and we could be subject to criminal sanctions and/or substantial liability or could be required to suspend or modify our operations.

      Environmental laws and regulations can require us to undertake or pay for investigation, clean-up and monitoring of environmental contamination identified at properties that we currently own or operate or that we formerly owned or operated. Further, they can require us to undertake or pay for such actions at offsite locations where we may have sent hazardous substances for disposal. These obligations are often imposed without regard to fault. In the event we are found to have violated environmental laws or regulations, our reputation will be harmed and we may incur substantial monetary liabilities.

Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payors.

      The commercial success of our product candidates will depend in part on the availability of reimbursement from third-party payors, including government health administrators, managed care providers and private health insurers. Even if we succeed in bringing any of our proposed products to market, we cannot assure you that third-party payors will consider our products cost-effective or provide reimbursement in whole or in part for their use.

      Significant uncertainty exists as to the reimbursement status of newly approved health care products. Third-party payors may conclude that our products are less safe, effective or cost-effective than existing products. Therefore, third-party payors may not approve our products for reimbursement.

      If third-party payors do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients will opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payors make reimbursement available, reimbursement levels may not be sufficient for us to realize an appropriate return on our investment in product development.

      Moreover, the trend toward managed healthcare in the United States, the growth of organizations such as health maintenance organizations, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reduced demand for our products. In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us. While we cannot predict the likelihood of any of these legislative or regulatory proposals, if any government or regulatory agencies adopt these proposals, they could materially adversely affect our business, financial condition and results of operations.

Risks Related to this Offering

HealthCare Ventures V, L.P. and HealthCare Ventures VI, L.P. will have substantial control over our business.

      HealthCare Ventures V, L.P. and HealthCare Ventures VI, L.P. currently beneficially owns 55.4% of our outstanding common stock, and will beneficially own           % of our outstanding common stock after this offering (          % if the underwriters’ over-allotment option is exercised in full). James H. Cavanaugh and Harold R. Werner, members of our board of directors, are general partners of HealthCare Partners V, L.P. and HealthCare Partners VI, L.P., which are the general partners of HealthCare Ventures V, L.P. and HealthCare Ventures VI, L.P., respectively. Accordingly, the HealthCare Ventures partnerships will be able to exert significant influence over all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, the HealthCare Ventures partnerships may dictate the day-to-day management of our business. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination or a sale of all or substantially all of our assets.

Future sales of our common stock, or the perception that these sales may occur, could depress our stock price.

      Sales of substantial amounts of our common stock in the public market, or the perception in the public markets that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Upon completion of this offering, we will have                      shares of our common stock outstanding. In addition, as of June 30, 2003, options to purchase a total of 2,801,125 shares were outstanding, of which 428,950 were vested. We intend to file a Form S-8 registration statement to register these and all other shares of common stock issuable under our stock incentive plan. Following this offering, our current stockholders and holders of shares of our mandatorily redeemable convertible preferred stock, options and warrants to acquire our common stock, on a fully-diluted basis assuming exercise of all outstanding options and warrants and conversion of the mandatorily redeemable convertible preferred stock are expected to own           % of the outstanding shares of our common stock, or           % if the underwriters’ over-allotment option is exercised in full. Following the expiration of a 180-day “lock-up” period to which the shares held by our current stockholders will be subject, the holders of those shares will generally be entitled to dispose of those shares. Moreover, Lehman Brothers may, in its sole discretion and at any time without notice, release those holders from the sale restrictions on their shares. In addition to the adverse effect a price decline could have on holders of our common stock, such a decline could impede our ability to raise capital or to make acquisitions through the issuance of additional shares of our common stock or other equity securities.

      After this offering, the holders of approximately 27,565,555 shares of our common stock, including shares to be issued upon the conversion of mandatorily redeemable convertible preferred stock, will have rights to cause us to file registration statements on their behalf and to include their shares in registration statements that we may file on our behalf or on behalf of other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. Furthermore, if we file a registration statement to offer additional shares of our common stock and have to include shares held by those holders, it could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

Our certificate of incorporation and provisions of Delaware law could discourage a takeover you may consider favorable or could cause current management to become entrenched and difficult to replace.

      Provisions in our certificate of incorporation and Delaware law may have the effect of delaying or preventing a merger or acquisition of us, or making a merger or acquisition less desirable to a potential acquirer, even when the stockholders may consider the acquisition or merger favorable. Under the terms of our certificate of incorporation, we are authorized to issue 25 million shares of “blank check” preferred stock, and to determine the price, privileges, and other terms of these shares. The issuance of any preferred stock with superior rights to our common stock could reduce the value of our common stock. In particular, specific rights we may grant to future holders of preferred stock could be used to restrict an ability to merge with or sell our assets to a third party, preserving control by present owners and management and preventing you from realizing a premium on your shares.

      In addition, we are subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors. These provisions could affect our stock price adversely.

The price of our common stock may be volatile.

      Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our common stock. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common stock that will prevail in the trading market. The market price of the common stock may decline below the initial public offering price. Some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management’s attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

We will have broad discretion in how we use the proceeds of this offering.

      Our management will have considerable discretion in the application of the proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We may use the proceeds for corporate purposes that do not immediately enhance our profitability or increase our market value.

You will suffer immediate and substantial dilution.

      The initial public offering price per share is expected to be substantially higher than the net tangible book value per share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Assuming an offering price of $          , you will incur immediate and substantial dilution of $          in the pro forma net tangible book value per share of the common stock from the price you paid. As of June 30, 2003, we also had outstanding stock options to purchase 2,801,125 shares of our common stock at a weighted average exercise price of $0.31 per share and warrants to purchase 66,842 shares of our common stock at a weighted average exercise price of $1.32 per share. If these stock options and warrants were exercised, you would experience additional dilution. See “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, levels of activity, performance or achievements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

•	general economic and business conditions;

•	changes in governmental laws and regulations relating to the development and commercialization of pharmaceutical products;

•	the financial condition of our collaborative partners;

•	competition in our industry; and

•	the other risks described under “Risk Factors” in this prospectus.

      All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. We are under no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

      We will receive approximately $           million in net proceeds from the sale of our common stock in this offering, or approximately $           million if the underwriters’ over-allotment option is exercised in full, based on an assumed initial offering price of $          per share (the midpoint of the initial offering price) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

      We currently intend to use the proceeds of this offering for research and development activities, including clinical trials for our product candidates, purchases of capital equipment, licensing activities and other general corporate purposes.

      The amount and timing of our actual expenditures will depend on numerous factors, including the progress of our research and development activities and clinical trials, the number and breadth of our product development programs, our ability to establish and maintain corporate collaborations and other arrangements and the amount of cash, if any, generated by our operations. In addition, a portion of the net proceeds may be used for the acquisition of products, businesses and technologies that are complementary to our own, although we currently do not have any understandings, commitments or agreements with respect to acquisitions.

      We currently intend to use the proceeds from this offering as follows:

•	$20.0 million for non-sponsored research and development, including pre-clinical development and clinical trials;

•	$12.0 million for purchase of capital equipment and other research facility improvements, including the development of manufacturing capability for clinical trials;

•	$25.0 million in connection with licensing activities; and

•	$ million of the proceeds for general corporate purposes, including working capital and the possible acquisition of pharmaceutical products and businesses that are complementary to our own. Currently, we have no specific plans or commitments with respect to any acquisition. We cannot assure you that we will complete any acquisitions or that, if completed, any acquisition will be successful.

      To the extent that we have research and development activities that are sponsored by strategic partners, such as GlaxoSmithKline, we will have additional funds available for research and development.

      We will retain broad discretion in the allocation and use of the proceeds of this offering. Pending application of the proceeds, as described above, we will invest any remaining proceeds in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

      We have never declared nor paid cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and such other factors as our board of directors deems relevant.

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2003:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the issuance after June 30, 2003 of 9,292,284 shares of Series E Convertible Preferred Stock, (ii) the conversion after June 30, 2003 of principal and accrued interest with respect to convertible notes in the aggregate principal amount of $5.0 million issued on March 28, 2003 into 2,263,272 shares of Series E Convertible Preferred Stock and (iii) the automatic conversion of 27,565,555 shares of all classes of our preferred stock into 27,565,555 shares of common stock upon the closing of this offering and the change in our authorized capital stock resulting from the filing of our restated certificate of incorporation; and

•	on a pro forma as adjusted basis to give effect to the receipt of the net proceeds from the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the range of the initial offering price) and after deducting the underwriting discounts and commissions and estimated offering expenses.

	June 30, 2003

			Pro Forma As
	Actual	Pro Forma	Adjusted

Convertible Note	$5,091,389	$—	$—

Mandatorily redeemable convertible preferred stock:			—
$0.01 par value; 16,009,999 shares authorized; 16,009,999 shares issued and outstanding at June 30, 2003, 0 shares issued and outstanding on a pro forma basis and on a pro forma as adjusted basis, respectively	28,476,656	—	—

Stockholders’ deficit:
Common stock, $0.01 par value; 23,333,333 shares authorized at June 30, 2003 and shares authorized on a pro forma and on a pro forma as adjusted basis, 2,523,875 shares issued and outstanding at June 30, 2003, 30,089,430 on a pro forma basis and on a pro forma as adjusted basis, respectively	25,239	300,894
Capital in excess of par value	6,180,246	60,380,275
Deferred stock-based compensation	(5,015,940)	(5,015,940)	(5,015,940)
Deficit accumulated during the development stage	(30,616,297)	(30,616,297)	(30,616,297)

Total stockholders’ equity (deficit)	(29,426,752)	25,048,932

Total capitalization	$4,141,293	$25,048,932	$

      The table above does not include:

•	2,801,125 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2003 at a weighted average exercise price of $0.31 per share;

•	3,500 additional shares of common stock available for future issuance under our stock incentive plan as of June 30, 2003;

•	66,842 shares of common stock issuable upon exercise of warrants outstanding as of June 30, 2003 at a weighted average exercise price of $1.32 per share; and

•	$22,600,000 of deemed interest and dividends related to a beneficial conversion feature charge associated with convertible notes and shares of Series E Convertible Preferred Stock issued during 2003, which will be recorded in the second half of 2003.

•	31,500 shares of outstanding common stock owned by three non-management directors, which are subject to vesting requirements and, accordingly, not treated as outstanding. Consistent with the provisions of EITF No. 00-23, these shares will be reclassified to equity upon the lapse of the vesting requirements.

DILUTION

      Our pro forma net tangible book value as of June 30, 2003 was approximately $24,970,932, or $0.83 per share, based on the pro forma number of shares of common stock outstanding as of June 30, 2003 of 30,089,430, calculated after giving effect to (i) the issuance of 9,292,284 shares of Series E Convertible Preferred Stock after June 30, 2003, (ii) the conversion after June 30, 2003 of principal and accrued interest with respect to convertible notes in the aggregate principal amount of $5.0 million issued in March 2003 into 2,263,272 shares of Series E Convertible Preferred Stock and (iii) the automatic conversion of 27,565,555 shares of all classes of our preferred stock into 27,565,555 shares of common stock upon the closing of this offering and the change in our authorized capital stock resulting from the filing of our restated certificate of incorporation.

      Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately following this offering. After giving effect to the sale of                      shares in this offering at an assumed initial public offering price of $          per share (the midpoint of the range of the initial offering price) and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of June 30, 2003 would have been $                    million or $          per share. This represents an immediate increase in pro forma net tangible book value of $          per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $          per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of June 30, 2003	$
Increase per share attributable to new investors	$
As adjusted pro forma net tangible book value per share after this offering	$
Dilution in pro forma net tangible book value per share to new investors	$

      The analysis presented above does not give effect to the issuance and sale of                     of our shares of common stock that will occur if the underwriters exercise their option to purchase additional shares from us. If the underwriters exercise such option in full, the pro forma net tangible book value would be $          per share, the increase in pro forma net tangible book value to existing stockholders would be $          per share and the dilution in pro forma net tangible book value to new investors would be $          per share.

      The following table summarizes as of June 30, 2003, on a pro forma basis, the number of shares purchased from us, the total consideration paid and the average price per share paid by our existing stockholders and by the investors purchasing shares in this offering with respect to the number of shares purchased from us at an assumed offering price of $          per share and before deduction of underwriting discounts and commissions and estimated expenses:

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders
New investors

Total

      The analysis presented in the above table excludes the 2,801,125 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2003 and the issuance of                 shares of our common stock that will occur if the underwriters exercise their over-allotment option in full.

SELECTED FINANCIAL DATA

      The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus. The statement of operations data for the fiscal years ended December 31, 2000, 2001 and 2002 and the balance sheet data as of December 31, 2001 and 2002 are derived from our audited financial statements appearing elsewhere in this prospectus. The balance sheet data as of December 31, 2000 is derived from our audited financial statements. The statement of operations data for the six months ended June 30, 2002 and 2003 and the balance sheet data as of June 30, 2003 are derived from our unaudited financial statements appearing elsewhere in this prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The historical results are not necessarily indicative of the results to be expected in any future period.

Statements of Operations Data

	Year Ended December 31,			Six Months Ended June 30,

	2000	2001	2002	2002	2003

				(Unaudited)
Revenue	$—	$—	$—	$—	$—

Cost and expenses
Research and development	1,133,014	5,295,308	10,855,130	4,660,989	5,537,966
General and administrative	751,962	1,958,602	3,323,879	1,523,214	1,853,342

Total expenses	1,884,976	7,253,910	14,179,009	6,184,203	7,391,308

Loss from operations	(1,884,976)	(7,253,910)	(14,179,009)	(6,184,203)	(7,391,308)
Interest income (expense), net	66,713	69,334	102,629	84,162	(98,155)
Other expense	—	—	(47,615)	—	—

Net loss	(1,818,263)	(7,184,576)	(14,123,995)	(6,100,041)	(7,489,463)
Accretion of issuance costs of mandatorily redeemable convertible preferred stock	(11,887)	(37,594)	(73,925)	(35,945)	(37,361)

Net loss applicable to common stockholders	$(1,830,150)	$(7,222,170)	$(14,197,920)	$(6,135,986)	$(7,526,824)

Basic and diluted net loss per share	$(2.39)	$(6.88)	$(8.95)	$(4.19)	$(4.03)

Shares used in computing net loss per share, basic and diluted	764,712	1,049,915	1,587,117	1,465,294	1,869,276

	As of December 31,
				As of June 30
Balance Sheet Data	2000	2001	2002	2003

				(Unaudited)
Cash and cash equivalents	$2,061,304	$10,187,189	$4,059,911	$244,582
Total assets	3,019,888	18,575,075	9,058,523	11,029,756
Long-term debt, including current portion	—	1,089,882	1,730,934	1,425,429
Mandatory redeemable convertible preferred stock	4,433,481	25,391,170	28,439,295	28,476,656
Deficit accumulated during the development stage	(1,818,263)	(9,002,839)	(23,126,834)	(30,616,297)
Total stockholders’ deficit	(1,710,150)	(8,701,660)	(22,701,459)	(29,426,752)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Background

      Since we began our operations in January 2000, we have devoted substantially all of our resources to the discovery and development of pharmaceutical products for the treatment of bacterial infections. We have not generated any revenues from product sales. We currently have three pulsatile drugs in Phase I/ II clinical trials, five pulsatile drugs or drug combinations in late stage preclinical development and are exploring pulsatile formulations for a range of other antibiotics and antibiotic combinations. We have also developed a non-pulsatile, generic formulation of Biaxin XL.

      Revenues. We have not generated any operating revenues since our inception. Any revenues that we may receive in the near future are expected to consist primarily of license fees, milestone payments and research reimbursement payments to be received from collaborative partners. If our development efforts result in clinical success, regulatory approval and successful commercialization of our products, we could generate revenues from sales of our products and from receipt of royalties on sales of licensed products. We received a payment of $5 million from GlaxoSmithKline upon signing of our license agreement in July 2003, which will be deferred and recognized as revenue throughout the estimated development period of the contract. Remaining milestone payments under this agreement will be recognized as revenue in accordance with our revenue recognition policies set forth in Note 2 to the financial statements included elsewhere in this document.

      Research and Development Expenses. We expect our research and development expenses to increase as we continue to develop our product candidates. These expenses consist primarily of salaries and related expenses for personnel, fees paid to professional service providers in conjunction with independently monitoring our clinical trials and acquiring and evaluating data in conjunction with our clinical trials, costs of contract manufacturing services, costs of materials used in clinical trials and research and development, depreciation of capital resources used to develop our products, costs of facilities and the legal costs of pursuing patent protection of our intellectual property. We expense research and development costs as incurred. We believe that significant investment in product development is a competitive necessity and plan to continue these investments in order to be in a position to realize the potential of our product candidates and proprietary technologies. From inception through June 30, 2003, we spent an aggregate of $22.8 million, including stock-based compensation expenses of $750,000, on research and development. We expect to incur licensing costs in the future that could be substantial, as we increase our efforts to license existing product candidates.

      General and Administrative Expenses. General and administrative expenses consist primarily of salaries and other related costs for personnel serving executive, finance, accounting, information technology and human resource functions. Other costs include facility costs not otherwise included in research and development expense and professional fees for legal and accounting services. We expect that our general and administrative expenses will increase as we add personnel and become subject to the reporting obligations applicable to public companies. Our general and administrative expenses have increased as a result of our expansion into a new facility in June 2003. From inception through June 30, 2003, we spent an aggregate of $7.9 million, including stock-based compensation expenses of $235,000, on general and administrative expenses.

      Stock-Based Compensation. We have recorded deferred stock-based compensation expense in connection with the grant of stock options to employees. Deferred stock-based compensation for options granted to employees is the difference between the fair value for financial reporting purposes of our common stock on the date such options were granted and their exercise price. We recorded stock-based compensation of $155,000 and $520,000 during 2002 and the six month period ending June 30, 2003, respectively, for options granted to consultants in accordance with Statement of Financial Accounting Standards No. 123 based on the fair value of the equity instruments issued. Stock-based compensation for options granted to consultants is periodically remeasured as the underlying options vest in accordance with Emerging Issues Task Force Issue No. 96-18.

      We recorded deferred stock-based compensation and additional paid in capital of approximately $133,000 and $5.2 million in the year ended December 31, 2002 and the six month period ending June 30, 2003, respectively, related to stock options granted to employees. These amounts were recorded as a component of stockholders’ deficit and are being amortized as charges to operations over the vesting periods of the options. We recorded amortization of deferred stock-based compensation of approximately $30,000 and $280,000 for the year ended December 31, 2002 and the six month period ending June 30, 2003, respectively. For options granted to employees through June 30, 2003, we expect to record additional amortization of deferred stock-based compensation as follows: $1.3 million during the remainder of 2003, $2.0 million in 2004, $1.0 million in 2005, $0.5 million in 2006 and $0.2 million in 2007. Stock-based compensation related to options awarded to employees and consultants is assigned to all operating expense categories in the statements of operations. We may record additional deferred stock-based compensation if we grant additional options prior to our initial public offering.

      Beneficial Conversion Feature. In March 2003, we issued $5 million of convertible notes to certain existing investors. The notes and accrued interest were converted into 2,263,272 shares of Series E Convertible Preferred Stock in July 2003, at a price of $2.25 per share. As a result, we will record a beneficial conversion charge in the form of deemed interest of approximately $1.7 million during the second half of 2003.

      In July 2003, we completed the sale of 9,292,284 shares of Series E Convertible Preferred Stock for $2.25 per share. As a result, we will record a beneficial conversion charge in the form of deemed dividends of approximately of $20.9 million during the second half of 2003.

      Interest Income (Expense) and Other Expense. Interest income consists of interest earned on our cash, cash equivalents and short-term investments. Interest expense consists of interest incurred on equipment debt and convertible notes.

      We have a limited history of operations. We anticipate that our quarterly results of operations will fluctuate for the foreseeable future due to several factors, including payments made or received pursuant to licensing or collaboration agreements, progress of our research and development efforts, and the timing and outcome of regulatory approvals. Our limited operating history makes predictions of future operations difficult or impossible. Since our inception, we have incurred significant losses. As of June 30, 2003, we had an accumulated deficit of approximately $30.6 million. We anticipate incurring additional losses, which may increase, for the foreseeable future.

Results of Operations

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

      Revenues. We did not record any revenues during the six months ended June 30, 2002 or 2003.

      Research and Development Expenses. Research and development expenses increased by $877,000, or 19%, to $5.5 million for the six months ended June 30, 2003 compared to $4.7 million for the six months ended June 30, 2002. Research and development expense consists of salaries and related costs of research and development personnel, and the costs of consultants, materials and supplies associated with research and development projects, as well as clinical studies. The increase was primarily attributable to higher personnel and related costs from one period to the other, partially offset by lower expenditures during 2003 for clinical studies. $608,000 of the increase was also attributable to stock-based compensation expense for research and development personnel. During the remainder of 2003, and thereafter, research and development expense will increase substantially as we increase the number of products for which we conduct clinical trials.

	Six Months Ended June 30,

Research and Development Expenses	2002	2003

Personnel, benefits and related costs	$2,369,000	$4,025,000
Consultants, supplies, materials, other direct costs	1,485,000	1,268,000
Clinical studies	807,000	245,000

Total	$4,661,000	$5,538,000

      General and Administrative Expenses. General and administrative expenses increased $330,000, or 22%, to $1.8 million in the six months ended June 30, 2003 from $1.5 million in the six months ended June 30, 2002. General and administrative expenses consist of salaries and related costs for executive and other administrative personnel. This increase is primarily due to higher compensation and benefits expenses related to new hires, legal expenses resulting from product out-licensing negotiations, consulting fees for business development activities and stock-based compensation expense of $192,000 in 2003.

      Net Interest Income (Expense). Net interest expense in the six months ended June 30, 2003 was $98,000 compared to net interest income of $84,000 in the six months ended June 30, 2002. The increase in net interest expense was attributable to lower average cash balances and lower interest earned on cash in 2003, partially offset by lower interest expense due to the amounts of interest capitalized related to leasehold improvements to our new facility in 2003 as compared to 2002.

	Six Months Ended June 30,

	2002	2003

Interest income	$245,000	$35,000
Interest expense	(161,000)	(133,000)

Total, net	$84,000	$(98,000)

Fiscal Year Ended December 31, 2002 Compared to Fiscal Year Ended December 31, 2001

      Revenues. We did not record any revenues during the fiscal years ended December 31, 2002 or 2001.

      Research and Development Expenses. Research and development expenses increased $5.6 million, or 106%, to $10.9 million for the fiscal year ended December 31, 2002 from $5.3 million for the fiscal year ended December 31, 2001. Research and development expenses consist of salaries and related costs of research and development personnel, and the costs of consultants, materials and supplies associated with research and development projects as well as clinical studies. The increase was primarily attributable to higher personnel and related costs and the activities associated with accelerated research and development activities related to our lead product candidates. Four of our lead product candidates were in Phase I clinical trials in 2002. Research and development expenses for the fiscal year ended December 31, 2002 included $142,000 of stock-based compensation expense.

	Year Ended December 31,

Research and Development Expenses	2001	2002

Personnel, benefits and related costs	$2,625,000	$5,518,000
Consultants, supplies, materials, other direct costs	2,167,000	3,921,000
Clinical studies	503,000	1,416,000

Total	$5,295,000	$10,855,000

      General and Administrative Expenses. General and administrative expenses increased $1.3 million, or 65%, to $3.3 million for the fiscal year ended December 31, 2002 from $2.0 million for the fiscal year ended December 31, 2001. General and administrative expenses consist of salaries and related costs for executive and other administrative personnel. The increase was primarily due to higher compensation and benefits expenses related to new hires. General and administrative expenses included $43,000 of stock-based compensation expense.

      Net Interest Income (Expense) and Other Expense. Net interest income and other expense was $54,000 for the fiscal year ended December 31, 2002 compared to net interest income of $70,000 for the fiscal year ended December 31, 2001. The increase in interest income was attributable to higher average cash balances for the fiscal year ended December 31, 2002, partially offset by an increase in interest expense attributable to an increase in our equipment term loan obligations and other expense of $48,000 consisting of bank commitment fees related to a cancelled debt financing.

	Year Ended December 31,

	2001	2002

Interest income	$184,000	338,000
Interest expense	(114,000)	(236,000)
Other expense	—	(48,000)

Total, net	$70,000	$54,000

Fiscal Year Ended December 31, 2001 Compared to Fiscal Year Ended December 31, 2000

      Revenues. We did not record any revenues in either of the fiscal years ended December 31, 2001 or 2000.

      Research and Development Expenses. Research and development expenses increased $4.2 million, or 367.3%, to $5.3 million for the fiscal year ended December 31, 2001 from $1.1 million for the fiscal year ended December 31, 2000. Research and development expenses consist of salaries and related costs of research and development personnel, and the costs of consultants, materials and supplies associated with research and development projects as well as clinical studies. The increase was primarily attributable to an increase in personnel, the initiation of clinical studies and related costs in 2001 and the activities associated with accelerated research and development programs related to our lead product candidates.

	Year Ended December 31,

Research and Development Expenses	2000	2001

Personnel, benefits and related costs	$598,000	$2,625,000
Consultants, supplies, materials, other direct costs	535,000	2,167,000
Clinical studies	—	503,000

Total	$1,133,000	$5,295,000

      General and Administrative Expenses. General and administrative expenses increased $1.2 million, or 160.5%, to $2.0 million for the fiscal year ended December 31, 2001 from $752,000 for the fiscal year ended December 31, 2000. General and administrative expenses consist of salaries and related costs for executive and other administrative personnel. This increase was primarily due to higher compensation and benefits expenses related to new hires, facilities and related overhead costs.

      Net Interest Income (Expense). Net interest income was $70,000 for the fiscal year ended December 31, 2001 compared to net interest income of $67,000 for the fiscal year ended December 31, 2000. The increase in interest income for the fiscal year ended December 31, 2001 was attributable to higher average cash balances in 2001, partially offset by interest expense of $114,000 attributable to our credit facilities. We did not have any debt obligations requiring interest charges for the fiscal year ended December 31, 2000.

	Year Ended
	December 31,

	2000	2001

Interest income	$67,000	$184,000
Interest expense	—	(114,000)

Total, net	$67,000	$70,000

Liquidity and Capital Resources

      We have funded our operations principally with the proceeds of $54.5 million from a series of five preferred stock offerings over the period 2000 through 2003 as follows:

		No. of	Price Per	Amount (In
Issue	Year	Shares	Share	Millions)

Preferred Stock, Series A	2000	2,000,000	$1.00	$2.0
Preferred Stock, Series B	2000	2,000,000	1.25	2.5
Preferred Stock, Series C	2001	4,010,000	1.50	6.0
Preferred Stock, Series D	2001 and 2002	7,999,999	2.25	18.0
Preferred Stock, Series E	2003	11,555,556	2.25	26.0

		27,565,555		$54.5

      Each share of preferred stock is convertible into one share of our common stock.

      In connection with convertible notes and Series E Convertible Preferred Stock issued in 2003, we will record a beneficial conversion charge of approximately $22,600,000 of deemed interest and dividends in the second half of 2003.

      We are a party to four credit facilities for an aggregate amount of $6.8 million as of July 31, 2003 used to finance the purchase of equipment. Our facilities dated as of January 2001 and February 2002 have implicit interest rates of between 8.35% and 11.62%. Our facility dated as of March 2002 has an interest rate of floating 30-Day LIBOR plus 250 basis points or fixed costs of funds plus 250 basis points. Our facility dated as of July 2003 has an interest rate of floating 30-Day LIBOR plus 280 basis points or fixed cost of funds plus 280 basis points. As of July 31, 2003, $1,299,511 is outstanding under all of these facilities.

      At June 30, 2003, cash and cash equivalents were $245,000 compared to $5.5 million at December 31, 2002. Our cash and cash equivalents are highly liquid investments with a maturity of three months or less at date of purchase and consist of time deposits and investments in money market funds with commercial banks and financial institutions and high-quality corporate bonds rated AAA to A1+/P1. Also, we maintain cash balances with financial institutions in excess of insured limits. We do not anticipate any losses with respect to such cash balances.

      Net cash used in operations was $3.4 million and $5.6 million for the six months ended June 30, 2003 and 2002, respectively. The net loss for the six months ended June 30, 2003 of $7.5 million was partially offset by non-cash charges for depreciation and amortization of $275,000 and stock-based compensation of $800,000. Net cash used in investing activities during the first half of 2003 was $5.1 million and consisted of facility leasehold improvement payments of $4.8 million and deposits for property and equipment of $1.1 million, partially offset by $830,000 in landlord concessions. Net cash from financing activities for the six months ended June 30, 2003 was $4.7 million which consists primarily of proceeds from convertible notes of $5.0 million, offset by payments of equipment debt financing obligations of approximately $306,000.

      Cash used in operations was $12.8 million and $6.4 million for the years ended December 31, 2002 and 2001, respectively. The net loss for 2002 of $14.1 million was partially offset by non-cash charges for depreciation and amortization of $503,000 and stock-based compensation of $185,000. Net cash received from investing activities for the fiscal year ended December 31, 2002 was $3.0 million and consisted of the sale of short-term investment obligations of $6.2 million, offset by restricted cash transfers of $1.4 million, equipment purchases of approximately $1.4 million and deposits for property and equipment of $283,000. Net cash from financing activities for 2002 was $3.6 million, which consisted primarily of proceeds from the issuance of mandatorily redeemable convertible series D preferred stock of $3.0 million and net proceeds from lines of credit related to equipment financing of approximately $641,000.

      The following table summarizes our contractual obligations at June 30, 2003 and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

Payments Due by Period

		July to
		December						After
Contractual Obligations	Total	2003	2004	2005	2006	2007	2008	2008

	(In thousands)
Short and long-term debt	$1,425	$324	$585	$297	$186	$33	$—	$—
Operating lease obligations	10,670	497	895	993	1,015	1,045	1,076	5,149
Payments for leasehold improvements	2,187	2,187	—	—	—	—	—	—

Total contractual cash obligations	$14,282	$3,008	$1,480	$1,290	$1,201	$1,078	$1,076	$5,149

      We intend to spend approximately $13.0 million for capital expenditures in 2003, of which $7.5 million will be for leasehold improvements and $5.5 million for equipment. Total leasehold improvements, net of landlord allowances, will be approximately $7.5 million for our new corporate, research and development facility. As of June 30, 2003, obligations of approximately $2.2 million remain outstanding under this project. Capital equipment requirements of $5.5 million will be utilized for the initial fit-out of our new corporate, research and development facility. Funding for the equipment will be primarily from our $5.5 million line of credit established in July 2003.

      Excluded from the above table of commitments at June 30, 2003 are convertible notes dated as of March 28, 2003 pursuant to which we borrowed $5.0 million from HealthCare Ventures VI, L.P. and five other investors. On July 2, 2003, the investors converted their notes plus accrued interest into shares of our Series E Convertible Preferred Stock.

      We expect to incur losses from operations for the foreseeable future. We expect to incur increasing research and development expenses, including expenses related to additions to personnel and clinical trials. We expect that our general and administrative expenses will increase in the future as we expand our business development, legal and accounting staff, add infrastructure and incur additional costs related to being a public company, including directors’ and officers’ insurance, investor relations programs and increased professional fees. Our future capital requirements will depend on a number of factors, including the continued progress of our research and development of product candidates, the timing and outcome of regulatory approvals, payments received or made under collaborative agreements, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, the acquisition of licenses to new products or compounds, the status of competitive products, the availability of financing and our or our partners’ success in developing markets for our product candidates. We believe our existing cash and cash equivalents, together with the net proceeds of the Series E Preferred Stock and this offering, will be sufficient to fund our operating expenses, debt repayments and capital equipment requirements for at least the next two years. Without the proceeds from this offering, we believe that our existing cash and cash equivalents will be sufficient to fund our operating expenses, debt repayments and capital expenditures for at least the next twelve months.

      Except for the equipment credit lines described above, we have no credit facility or other committed sources of capital. To the extent our capital resources are insufficient to meet future capital requirements, we will need to raise additional capital or incur indebtedness to fund our operations. We cannot assure you that additional debt or equity financing will be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our research and development programs, reduce our commercialization efforts or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain product candidates that we might otherwise seek to develop or commercialize independently. Any future funding may dilute the ownership of our equity investors.

Quantitative and Qualitative Disclosures about Market Risk

      Our exposure to market risk is currently confined to our cash and cash equivalents and restricted cash that have maturities of less than three months. We currently do not hedge interest rate exposure. We have not used derivative financial instruments for speculation or trading purposes. Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market rates would have any significant impact on the realized value of our investments, but may increase the interest expense associated with our debt.

Effects of Inflation

      Our most liquid assets are cash, cash equivalents and short-term investments. Because of their liquidity, these assets are not directly affected by inflation. We also believe that we have intangible assets in the value of our intellectual property. In accordance with generally accepted accounting principles, we have not capitalized the value of this intellectual property on our balance sheet. Due to the nature of this intellectual property, we believe that these intangible assets are not affected by inflation. Because we intend to retain and continue to use our equipment, furniture and fixtures and leasehold improvements, we believe that the incremental inflation related to replacement costs of such items will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and contract services, which could increase our level of expenses and the rate at which we use our resources.

Recent Accounting Pronouncements

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 addresses issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities. The scope of SFAS 146 includes costs to terminate contracts that are not capital leases, costs to consolidate facilities or relocate employees and termination benefits provided to employees who are involuntarily terminated under terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual compensation contract. The provisions of the Statement are effective for exit or disposal activities initiated after December 31, 2002. We anticipate that the adoption of SFAS 146 will not have an impact on our financial position, results of operations or cash flows as of June 30, 2003.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition and additional disclosure requirements and the new interim disclosure provisions are effective for fiscal years ending after December 15, 2002 and for the first interim period beginning after December 15, 2002, respectively.

      In April 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 149 is effective for contracts entered into or modified after

June 30, 2003, and for hedging relationships designated after June 30, 2003, except that the provisions of SFAS 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 should continue to be applied in accordance with their respective effective dates. We are reviewing the provisions of SFAS 149 and do not anticipate that the adoption will have a material impact on our financial condition or results of operations.

      In May 2003, the FASB issued SFAS No. 150 “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. We do not anticipate that the adoption of SFAS 150 will have a material impact on our financial condition or results of operations.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the existing disclosure requirements for most guarantees, and clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. In accordance with FIN 45, we are required to disclose the nature and potential future payments under existing guarantees as of December 31, 2002. We had no guarantees within the scope of FIN 45 as of December 31, 2002 and June 30, 2003.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the consolidation provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We have not entered into any contractual relationships with a variable interest entity as of December 31, 2002 and June 30, 2003.

Critical Accounting Policies and Estimates

      Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses, fair valuation of stock related to stock-based compensation and income taxes. We based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

      Revenue Recognition. We will use the milestone payment method of revenue recognition when all milestones in respect of payments to be received under contractual arrangements are determined to be substantive, at-risk and the culmination of an earnings process. Substantive milestones are payments that are conditioned upon events requiring substantive effort, when the amounts of the milestones are reasonable relative to the time, effort and risk involved in achieving them and when the milestones are reasonable relative to each other and the amount of any up-front payment. If these criteria are not met the timing of the recognition of revenue from the milestone payment may vary.

      Accrued Expenses. As part of the process of preparing financial statements we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Examples of estimated accrued expenses include professional service fees, such as lawyers and accountants, contract service fees, such as amounts paid to clinical monitors, data management organizations and investigators in conjunction with clinical trials, and fees paid to contract manufacturers in conjunction with the production of clinical materials. In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs that have begun to be incurred or we under- or over-estimate the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. The date on which certain services commence, the level of services performed on or before a given date and the cost of such services are often judgmental. We make these judgments based upon the facts and circumstances known to us in accordance with generally accepted accounting principles.

      Stock-Based Compensation. We have elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for our stock-based compensation plans, rather than the alternative fair value accounting method provided for under SFAS No. 123, Accounting for Stock-Based Compensation. In the notes to our financial statements we provide pro forma disclosures in accordance with SFAS No. 123 and related pronouncements. We account for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non-employees or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The two factors which most effect charges or credits to operations related to stock-based compensation are the fair value of the common stock underlying stock options for which stock-based compensation is recorded and the volatility of such fair value. If our estimates of the fair value of these equity instruments are too high or too low, it would have the effect of overstating or understating expenses. Because shares of our common stock have not been publicly traded, market factors historically considered in valuing stock and stock option grants include comparative values of public companies discounted for the risk and limited liquidity provided for in the shares we are issuing, pricing of private sales of our convertible preferred stock and the effect of events that have occurred between the time of such grants, economic trends, perspective provided by investment banks and the comparative rights and preferences of the security being granted compared to the rights and preferences of our other outstanding equity.

      Income Taxes. As part of the process of preparing our financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. We account for income taxes by the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

      We have not recorded any tax provision or benefit for the years ended December 31, 2001 and 2002. We have provided a valuation allowance for the full amount of our net deferred tax assets since realization of any future benefit from deductible temporary differences and net operating loss carry forwards cannot be sufficiently assured at December 31, 2001 and 2002. At December 31, 2001 and 2002, we had federal net operating loss carryforwards of approximately $3.3 million and $16.1 million, respectively, available to reduce future taxable income, which will begin to expire in 2020. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may result in a limitation on the amount of net operating loss carryforwards that can be used in future years.

BUSINESS

Overview

      We are a pharmaceutical company focused on developing and commercializing pulsatile drug products that fulfill substantial unmet medical needs in the treatment of infectious disease. We are developing a broad portfolio of drugs based on our novel biological finding that bacteria exposed to antibiotics in front-loaded, sequential bursts, or pulses, are killed more efficiently and effectively than those exposed to standard antibiotic treatment regimens. Based on this finding, we have developed a proprietary, once-a-day pulsatile delivery technology called PULSYS. We have focused initially on developing more effective, pulsatile formulations of approved and marketed drugs that no longer have patent protection or that have patents expiring in the next three years. We intend to commercialize our products through third party collaborations and with an internal marketing and sales force. We recently entered into a collaboration agreement with GlaxoSmithKline for the development, manufacture and sale of a pulsatile version of its antibiotic Augmentin, which had U.S. sales of over $1.5 billion in 2002.

Advancis Highlights

      Focus on significant unmet needs in the growing antibiotic market. The large market for antibiotics is expected to continue to grow in light of the aging of the United States population, the increased use of therapies that compromise the immune system such as cancer chemotherapy and the growing prevalence of immune related diseases such as AIDS. In addition, the increased incidence of antibiotic resistant bacteria has limited the effectiveness of many currently available antibiotics. Despite the substantial and growing antibiotic market, there has been little progress in addressing the limitations of currently available antibiotics, such as increased incidence of resistant bacteria and inconvenient multiple daily dosage requirements and lengthy treatments, which reduce patient compliance. Many large pharmaceutical companies have reduced discovery and development efforts in this sector and others have stopped developing antibiotic products. We believe that the unmet needs and apparent lack of emphasis by many large pharmaceutical companies create substantial opportunities in this market.

      Broadly applicable approach with multiple advantages. We believe our pulsatile drugs have multiple therapeutic advantages over currently available antibiotics, including improved efficacy, reduced incidence of resistance, fewer side effects, once daily dosing, shorter treatment periods and increased bioavailability (or ability to be absorbed by the body). Although our studies of pulsatile drugs have been limited to antibiotics, we believe that pulsatile dosing may offer therapeutic advantages in the areas of antivirals, antifungals and oncology.

      Anticipated reduced development risk, cost and time frame. We intend to reduce development risk and expense and decrease time to market for our drug candidates by focusing on developing improved versions of approved and marketed drugs, either delivered alone or in combination with other drugs. Since these existing drugs have already been proven to be safe and effective, we anticipate being able to rely, in part, on prior regulatory approvals and existing safety and efficacy data in seeking FDA approval of our pulsatile drugs. We expect that our ability to rely on these prior approvals and existing data will significantly reduce the costs associated with generating our own pre-clinical and clinical data and accelerate our drug development process.

      Pipeline of product candidates in clinical and pre-clinical trials. We currently have three pulsatile drugs in Phase I/II clinical trials, five pulsatile drugs or drug combinations in late stage preclinical development and are exploring pulsatile formulations for a range of other antibiotics and antibiotic combinations. We are also developing a non-pulsatile, generic formulation of Biaxin XL, the patent covering the active pharmaceutical ingredient for which expires in 2005. We intend to use any cash flow generated by this product to accelerate development of our pulsatile drug candidates.

      Multiple PULSYS commercialization strategies. We anticipate collaborating with other large pharmaceutical companies, in addition to GlaxoSmithKline, to apply our technology to develop pulsatile versions of widely distributed antibiotics, such as those prescribed by general practitioners, as well as combinations of such products. These collaborations will allow us to enter large markets more quickly with the greater financial and marketing resources of our partners. We also intend to develop proprietary antibiotic combination products and will seek to in-license or acquire antibiotic products that we believe can be improved with our PULSYS technology. Our internal product development and drug acquisition activities are focused on drugs that we can sell to concentrated groups of pharmaceutical prescribers, such as hospital-based physicians and specialists. This concentration will allow us to commercialize our proprietary pulsatile drugs with a relatively small internal sales force. These strategies provide us with a broad range of opportunities to achieve commercial success.

      Multi-level patent strategy. We have implemented a multi-level patent strategy in order to protect our pulsatile drugs. The first level is comprised of “umbrella” patents and patent applications to protect the pulsatile delivery of general classes of drugs, such as antibiotics and antivirals. The second level is comprised of “sub-umbrella” patents and patent applications, protecting the pulsatile delivery of subclasses of drugs, such as beta-lactam antibiotics with enzyme inhibitors. The third level includes filing patent applications for specific pulsatile drugs. We intend to continue to use and enhance this strategy in order to protect our intellectual property. We currently own three issued U.S. patents, six allowed U.S. patents, over 20 U.S. patent applications and four international patent applications.

Market Opportunity

      Infectious diseases are caused by pathogens such as bacteria, viruses and fungi that enter the body through the skin or mucous membranes of the lungs, nasal passages and gastrointestinal tract, and overwhelm the body’s immune system. These pathogens establish themselves in various tissues and organs throughout the body and cause a number of serious and, in some cases, lethal infections.

      We believe that the antibiotic market presents a highly attractive opportunity for the following reasons:

      Substantial market. Antibiotics, along with antiviral medications and antifungal medications, constitute the primary categories of the anti-infective market. According to sales data compiled by IMS Health, an independent pharmaceutical industry research firm, worldwide anti-infective sales were approximately $44.7 billion in 2002, including $20.3 billion in North America. Antibiotics accounted for approximately $27.2 billion of such 2002 worldwide sales, including more than $10 billion in North America.

      Increased resistance to existing therapies. Certain medical practices and sociological factors have led to increased bacterial resistance to many currently available antibiotics. Bacterial resistance has been fostered through the erroneous prescription of anti-infective drugs for non-bacterial infections and unconfirmed infections and the administration of broad spectrum antibiotics before the specific disease-causing pathogen has been identified. In addition, the lack of patient compliance with prescribed course of therapies has contributed to bacterial resistance to currently marketed compounds. For example, it is estimated that penicillin is ineffective against one-third of all Streptococcus pneumoniae, a type of bacteria that can cause pneumonia, meningitis and ear infections. The increased prevalence of resistant bacteria has resulted in prolonged hospitalizations, increased healthcare costs and higher mortality rates.

      Growing need for improved new drugs. Social and demographic factors are contributing to the growth in the antibiotic market and the need for new, more effective therapies. The aging population of the United States is more likely to have suppressed immune systems and will require drugs that are effective against increasingly resistant strains of bacteria. Patients diagnosed with diseases that target the immune system, such as AIDS, increasingly require therapies that are more effective to combat infection. In addition, the pharmaceutical industry continues to develop therapeutics, such as cancer chemotherapy, that weaken the immune system as a side effect of the primary therapy. As a result, there is a strong demand for new treatments that are more potent, more effective against resistant strains and that cause fewer side effects.

      Difficulties in developing new classes of anti-infective compounds. We believe that the growing problem of resistance and other limitations of currently available antibiotics are not being adequately addressed. Moreover, many of the large pharmaceutical companies have reduced research and development efforts in this sector and others have stopped producing anti-infective products, possibly because of the difficulties involved in developing new antibiotic compounds.

      Reduced development risk and costs. In vitro and early in vivo testing of anti-infective drugs has been shown to be more predictive of human clinical results than testing in other therapeutic categories. Accordingly, there is reduced development risk and cost associated with the production of anti-infective products.

      Limitations of standard treatment regimens. In addition to the increased incidence of antibiotic resistant bacteria, we believe that standard antibiotic treatment regimens have several other limitations, including multiple daily dosage requirements, lengthy treatment periods, limited effectiveness and severe side effects, all of which decrease patient compliance and ultimately, therapeutic efficacy.

Our Solution

Our Novel Discovery

      The significant unmet needs in the anti-infective market prompted our founders to search for a more efficient method to attack bacteria. We found that, as a result of the relatively short natural life cycle of bacteria, antibiotics are more effective in killing bacteria when released in three to five pulses that each occur within the first six to eight hours following initial dosing. To exploit this finding, we have developed a proprietary, once-a-day delivery technology called PULSYS that enables rapid, pulsatile delivery of antibiotics and improved bioavailability, or ability to be absorbed by the body. We believe that our novel finding, as implemented through our PULSYS technology, will result in the following therapeutic advantages:

•	Improved bactericidal activity, or bacteria killing efficiency;

•	Once daily dosing and shorter length of treatment resulting in increased patient convenience and compliance;

•	Lower overall drug dose with reduced side effect profile; and

•	Decreased emergence of antibiotic resistant bacteria.

Biological Foundation for Our Approach

      Our approach to improving antibiotic effectiveness represents a departure from traditional methods, which were focused on increasing drug dosages and searching for new classes of drugs. Our pulsatile dosing approach attempts to increase antibiotic effectiveness by better addressing the growth cycle and natural defense mechanisms of bacteria. Studies have shown that antibiotics are generally more effective against bacteria that are actively growing. Following the administration of a dose of immediate release antibiotics, surviving bacteria generally react by entering into a dormant state during which the bacteria are more difficult to kill. Our preclinical studies show that our pulsatile approach is more effective because the gradually increasing staggered releases of drugs do not appear to trigger the natural defense mechanisms in bacteria that cause the bacteria to enter into a dormant state. As a result, the active bacteria may be acted upon and killed more easily by the antibiotic agent. By keeping the bacteria in an active, non-defensive state, we may be able to increase antibiotic effectiveness without increasing overall dosages.

      The graph below illustrates drug concentration in a patient’s bloodstream over a 24-hour period comparing drugs administered through our PULSYS system with standard twice daily dosing. The standard dosing regimen reflects the administration of an immediate release tablet at the start of a day, followed by an additional immediate release tablet 12 hours later. The PULSYS profile reflects the administration of a single dose designed to release the drug in four front-loaded pulses, with no additional doses administered for the balance of the day.

Preclinical Results

      We have evaluated the effectiveness of antibiotics administered in front-loaded, sequential pulses in both laboratory and animal studies. Our preliminary findings indicate that the pulsatile dosing of certain antibiotics not only eliminates more bacteria and may lower the development of antibiotic-resistant bacteria strains, but that it is able to do so at significantly lower drug concentrations and with shorter courses of therapy than those required under currently available treatments. For example, our preclinical studies with amoxicillin have shown that:

•	Amoxicillin when administered once daily using our PULSYS system eliminated more intermediate-resistant Strep. pneumoniae than amoxicillin administered in a standard twice daily dosing regimen;

•	Strep. pneumoniae becomes more resistant after three or four days of two or three times a day dosing of amoxicillin, but does not become resistant after once daily dosing with our PULSYS system over the same time period; and

•	Amoxicillin delivered through our PULSYS system eliminates Strep. pneumoniae at levels below the lowest concentration believed to inhibit the growth of the bacteria, or its minimum inhibitory concentration.

PULSYS — Our Enabling Technology

      In order to develop drugs based on our novel biological finding, we created a proprietary, once-a-day drug delivery technology called PULSYS that enables gradually increasing staggered doses of antibiotics. The PULSYS dosage form consists of a tablet that contains multiple pellets with varying release profiles that are combined in a proportion to produce optimum medication levels during the first few hours after dosing. We anticipate that our pulsatile drugs will each provide for once-a-day dosing. PULSYS utilizes commonly used inactive ingredients and common manufacturing processes. We are also exploring the administration of pulsatile drugs in forms other than tablets.

      PULSYS drugs are designed using MAPS, our proprietary enabling design regimen, which we created to evaluate and develop new pulsatile drug candidates. MAPS combines computer simulations with microbiology and other laboratory experiments to analyze the physical, chemical, biological and microbiological properties of each specific antibiotic in order to optimize selection and design of pulsatile drug candidates. This analysis includes an evaluation of the solubility, permeability, stability and metabolism profiles of antibiotics as a function of position in the gastro-intestinal tract. We attempt to optimize overall antibiotic bioavailability by adjusting the timing and composition of pulses. By examining the bioavailability of antibiotics prior to the selection of PULSYS candidates, we believe that we will increase the likelihood of successful product development.

Our Strategy

      We intend to use our novel finding and related proprietary technology to develop and commercialize more efficient, effective and convenient pharmaceutical products, with an initial focus on antibiotics. To achieve this objective, we have adopted the following product development and commercialization strategies:

      Commercialize products with multiple advantages. We intend to develop pulsatile drugs that have multiple therapeutic advantages over currently available antibiotics, including improved efficacy, reduced incidence of resistance, fewer side effects, once daily dosing, shorter treatment periods and increased bioavailability.

      Focus initially on existing antibiotics. We intend to reduce development risk and expense and decrease time to market for our drug candidates by focusing on improved versions of approved and marketed drugs, either delivered alone or in combination with other drugs. The additional benefits of developing improved formulations of existing and approved antibiotics include reasonable and predictable production costs and higher probability of market acceptance due to the use of well-known antibiotics.

      In addition, since these existing products have already been proven to be safe and effective, we anticipate being able to rely on existing approvals and existing safety and efficacy data, which would allow us to reduce the amount of new data that we will need to generate in order to support FDA approval of our products.

      Pursue third party collaborations for widely distributed antibiotics. We anticipate collaborating with other large pharmaceutical companies, in addition to GlaxoSmithKline, to apply our technology to develop pulsatile versions of widely distributed antibiotics, such as those prescribed by general practitioners, as well as combinations of such products. These collaborations will allow us to enter large markets more quickly with the greater financial and marketing resources of our partners. In addition, we intend to incorporate our technology into products that are under development and to apply our technology to produce improved formulations of broad spectrum antibiotics that have not been successfully commercialized because of problems such as inconvenient dosing regimens or efficacy concerns.

      Develop proprietary antibiotic combination products. We intend to focus our initial internal development efforts on pulsatile formulations of antibiotic combination products that we can sell to concentrated groups of customers, such as hospital-based physicians or specialists. This concentration will allow us to commercialize our pulsatile drugs with a relatively small internal sales force. Our initial proprietary pulsatile drug candidate is a fluoroquinolone/metronidazole combination.

      Acquire or license antibiotic products. We intend to acquire or license antibiotic products that we believe can be improved with our PULSYS technology. We are focused on acquiring drugs and drug candidates that would be sold in niche markets and that have been proven to be safe and effective.

Our Product Pipeline

      The following table summarizes the antibiotic compounds we have in clinical trials and late stage preclinical development. We expect that these compounds will serve as the basis for drug products or, with additional clinical development, drug combination products. Each of our product candidates is still in the early stage of development. Due to our on-going research and development efforts, additional or alternative compounds may be selected to replace or supplement the compounds described below.

		Current	PULSYS
Advancis Product	Key Indication(s)	Therapy	Targeted Added Value	Product Opportunity

PHASE I/II PULSYS PRODUCT CANDIDATES
Amoxicillin	Upper respiratory tract infections (URTI), urinary tract infections (UTI)	10-14 days, two or three times daily	Once daily, lower dose, shorter duration (5-7 days)	Alone and in combination with other drugs
Clarithromycin	URTI, acute exacerbation of chronic bronchitis (AECB), sinusitis	7-14 days, twice daily	Once daily, lower dose, shorter duration (5-7 days)	Alone or in combination with other drugs
Metronidazole	Trichomoniasis, amebiasis	1-10 days, one to three times daily	Single dose therapy	Alone and in combination with other drugs
NON-PULSATILE GENERIC PRODUCT CANDIDATE (ANDA to be filed)
Clarithromycin extended release (1)	URTI, AECB, sinusitis	7-14 days, once daily	N/ A	Alone
PRECLINICAL PRODUCT CANDIDATES (2)
Amoxicillin/ clavulanate combination	AECB, sinusitis	10-14 days, two or three times daily	Once daily, lower dose, shorter duration (5-7 days)	As a combination
Amoxicillin/ clarithromycin combination	URTI, UTI AECB, sinusitis	10-14 days, twice daily	Once daily, lower dose, broader spectrum, shorter duration (5-7 days)	As a combination
Cefuroxime	UTI, skin and skin structure infections	7-10 days, twice daily	Once daily, lower dose, shorter duration (3-5 days)	Alone and in combination with other drugs
Ciprofloxacin	UTI, intra-abdominal infections	3-14 days, once or twice daily	Once daily, lower dose, shorter duration (1-3 days)	Alone and in combination with other drugs
Fluoroquinolone/ metronidazole combination	Intra-abdominal infections post-surgery	7-14 days, twice daily	Once daily, shorter duration (3-5 days)	As a combination

(1)	Non-pulsatile equivalent to Biaxin XL Filmtab tablets (clarithromycin extended-release tablets).

(2)	We are conducting in vivo studies of our amoxicillin/ clavulanate product and we are conducting in vitro studies of each of our other preclinical products.

      For an explanation of the terms Preclinical, Phase I, Phase II, Phase I/ II, Phase III and ANDA, please refer to the information under the heading “Government Regulation” below.

      Our research and development group is actively engaged in identifying additional candidates for our product development pipeline, such as cefpodoxime, doxycycline and a cephalosporin/clarithromycin combination. In identifying our product opportunities, our research and development group works directly with our formulation group to examine the practical aspects of drug development, including manufacturability and applicable regulatory issues.

      We intend to explore the use of our pulsatile dosing approach beyond antibiotics to other therapeutic categories, such as antiviral and antifungal therapies and treatments for cancer. Although we have not tested the effectiveness of pulsatile dosing for these applications, we believe that our approach may yield benefits similar to those we have found for the treatment of bacterial infections.

Pulsatile Product Candidates

      We intend to develop the pulsatile drugs listed below, incorporating one or more of the following improvements:

•	Once-a-day formulation;

•	Lower dose;

•	Shorter duration of therapy;

•	Reduced side effect profile;

•	Combination product with superior efficacy over either product alone;

•	Improved pediatric dosage form; and

•	Geriatric dosage form.

Amoxicillin

      Amoxicillin (marketed by GSK as Amoxil and marketed by other companies as a generic product) is a semi-synthetic antibiotic that is effective for the treatment of a variety of conditions, including ear, nose and throat infections, urinary tract infections, skin infections and lower respiratory infections. In 2002, amoxicillin had U.S. sales of approximately $490 million. Amoxicillin is generally recommended for dosing two or three times daily, for a period of ten to 14 days.

      In an in vitro study, a simulation of standard regimens of amoxicillin (immediate release products taken twice daily or three-times daily) inhibited growth of Strep. pneumoniae, but did not have a bactericidal effect. In the same study, pulsatile dosing significantly improved the bacterial killing efficiency of amoxicillin against both sensitive and resistant strains of Strep. pneumoniae. Our studies also showed that:

•	Amoxicillin may be enhanced to eliminate more intermediate-resistant Strep. pneumoniae with once daily dosing through our PULSYS system than with standard dosing regimens without altering the overall daily dose;

•	Strep. pneumoniae becomes more resistant after three or four days of two or three times a day dosing of amoxicillin, but does not become resistant after once daily dosing with our PULSYS system over the same time period; and

•	Amoxicillin delivered through our PULSYS system eliminates Strep. pneumoniae at antibiotic levels that would not otherwise be expected to even inhibit bacterial growth.

      Our initial results from Phase I/ II clinical trials support our ability to deliver amoxicillin in a pulsatile manner. We are currently conducting additional Phase I/ II clinical trials to optimize the dosing profile.

      We intend to develop pulsatile amoxicillin products alone and in combination with other drugs. We anticipate marketing our amoxicillin products and amoxicillin combination products through third party collaborations.

Clarithromycin

      Clarithromycin (marketed by Abbott Laboratories as Biaxin and Biaxin XL Filmtab, a once daily treatment) is a semi-synthetic antibiotic, which is available as tablets and granules for oral suspension. Clarithromycin is effective for the treatment of various mild to moderate infections, including pharyngitis/tonsillitis, sinusitis, chronic bronchitis and pneumonia. In 2002, clarithromycin had U.S. sales of approximately $650 million, including sales for both Biaxin and Biaxin XL. Clarithromycin is generally prescribed for twice daily dosing, for a period of seven to 14 days.

      In our in vivo (mice) studies, mice infected with Strep. pneumoniae had a 90% survival rate when treated with clarithromycin dosed once daily in a pulsatile manner as compared to a 50% survival rate when treated with twice daily dosing of immediate release clarithromycin. Moreover, mice in the pulsatile treatment group achieved maximum survivability after five days of treatment compared to maximum survivability after eight days of treatment in the immediate release group. In the same study, mice infected with H. influenzae had a 90% survival rate when treated with clarithromycin dosed in a pulsatile manner as compared to a 10% survival rate when treated with immediate release clarithromycin.

      Our initial results from Phase I/II clinical trials support our ability to deliver clarithromycin in a pulsatile manner. We are currently conducting additional Phase I/II clinical trials to optimize the dosing profile.

      We intend to develop pulsatile clarithromycin products alone and in combination with other drugs. We anticipate marketing our clarithromycin products and clarithromycin combination products through third party collaborations.

Metronidazole

      Metronidazole (marketed by Pfizer as Flagyl and as a generic product by other companies) is a synthetic antibiotic with antiprotozoal and antibacterial activity. Metronidazole products are effective for the treatment of a variety of conditions, including trichomoniasis and amebiasis. In 2002, metronidazole had U.S. sales of approximately $75 million. Metronidazole is typically dosed twice daily, for a period of one to ten days.

      Our in vitro studies indicate that metronidazole dosed in a pulsatile manner is as effective against sensitive and highly resistant bacteria as three-times daily dosing of immediate release metronidazole. We found that metronidazole quickly killed bacteria in vitro when administered in a pulsatile fashion. Bacterial colony counts were reduced to undetectable levels after ten hours and were maintained at this level for the duration of the 96-hour experiment against specific sensitive and resistant strains of bacteria. These data suggest that a more convenient, once-daily alternative to the standard one to three times daily regimen could be achieved with PULSYS.

      Our initial results from Phase I/ II clinical trials support our ability to deliver metronidazole in a pulsatile manner. We intend to conduct additional Phase I/ II clinical trials to optimize the dosing profile.

      We intend to develop pulsatile metronidazole products alone and in combination with other drugs. We anticipate marketing our metronidazole products and metronidazole combination products through an internal sales force.

Amoxicillin/clavulanate combination

      Amoxicillin/clavulanate (marketed by GSK as Augmentin, and sold by other companies as a generic product) is an antibacterial combination consisting of the semi-synthetic antibiotic, amoxicillin, and the beta-lactamase inhibitor, clavulanate. The combination of amoxicillin and clavulanate is effective for the treatment of a variety of conditions, including ear, nose and throat infections, genitourinary tract infections, skin infections and lower respiratory infections. In 2002, amoxicillin/clavulanate products had U.S. sales of approximately $1.9 billion. Amoxicillin/clavulanate is generally recommended for administration two or three times daily, for a period of ten to 14 days. We have entered into a license agreement with GSK for the development of a pulsatile formulation of the amoxicillin/clavulanate combination.

      In vivo (rat) studies indicate that pulsatile dosing of amoxicillin/clavulanate improves the efficacy of this combination against resistant bacteria.

      Our initial results from Phase I/II clinical trials support our ability to deliver amoxicillin in a pulsatile manner. We are cooperating with our partner, GSK, as it designs additional preclinical experiments and additional Phase I/II clinical trials and develop its commercialization strategy.

Amoxicillin/clarithromycin combination

      Amoxicillin and clarithromycin are each effective for the treatment of various infections such as the elimination of H. pylori in gastric ulcer therapy. We intend to develop a value-added amoxicillin/clarithromycin combination product which we believe may deliver performance superior to either drug alone.

      Our in vitro studies have shown that the antibacterial efficacy of amoxicillin/clarithromycin was improved when delivered in a pulsatile manner as compared to a once-daily, immediate release treatment. We found that the combination of amoxicillin/clarithromycin when delivered in vitro in a pulsatile fashion was at least as effective in killing bacteria, and in some instances, more effective than the individual antibiotics in eliminating bacteria, even at doses that were significantly lower than the doses used when administered individually. These results indicate that the combination is significantly more effective than either of the individual antibiotics administered alone.

      Our initial results from Phase I/II clinical trials of amoxicillin and clarithromycin support our ability to deliver each of these antibiotics in a pulsatile manner. We are currently conducting Phase I/II clinical trials to optimize the dosing profiles of each of amoxicillin and clarithromycin.

      We anticipate marketing this combination product through third party collaborations.

Cefuroxime

      Cefuroxime axetil (marketed by GSK as Ceftin and by other companies as a generic product) is a semi-synthetic antibiotic, available as tablets and granules for oral suspension. Cefuroxime is effective for the treatment of various mild to moderate infections, including urinary tract infections and skin/skin structure infections. In 2002, cefuroxime had U.S. sales of approximately $365 million. Cefuroxime is generally prescribed for twice daily dosing, for a period of seven to ten days.

      In our in vitro studies, cefuroxime administered once daily in a pulsatile manner demonstrated initial bactericidal activity against Staphylococcus aureus and Strep. pneumoniae comparable to twice-daily, immediate release treatment. In contrast to the twice-daily treatment regimen that allowed bacteria to re-grow after the first day of treatment, pulsatile cefuroxime repeatedly reduced bacterial colonies for two days following the initial treatment.

      We intend to develop a value-added formulation of cefuroxime or another similar drug in the cephalosporins class alone and in combination with other drugs, which we would market through third party collaborations.

Ciprofloxacin

      Ciprofloxacin (marketed by Bayer as Cipro) is a synthetic broad-spectrum antibiotic, which is available as tablets and granules for oral suspension. Ciprofloxacin is effective for the treatment of various mild to moderate infections, including urinary tract infections, sinusitis and lower respiratory tract infections. In 2002, ciprofloxacin had U.S. sales of approximately $1 billion. Ciprofloxacin is typically dosed twice daily, for a period of three to 14 days.

      Our in vitro studies indicate that ciprofloxacin dosed once daily in a pulsatile manner is as effective as twice daily dosing of immediate release ciprofloxacin without altering the overall daily dose. We found that ciprofloxacin quickly killed bacteria in vitro when administered in a pulsatile fashion. These data suggest that a more convenient, once-daily alternative to twice-daily, immediate release ciprofloxacin could be achieved with PULSYS.

      We intend to develop a pulsatile formulation of ciprofloxacin primarily for use in combination with other antibiotic drugs, such as metronidazole, which have also been developed with the PULSYS system. We anticipate marketing our ciprofloxacin combination products through an internal sales force. In the event we produce a pulsatile product candidate consisting solely of ciprofloxacin, we anticipate marketing such product through a third party collaboration.

Fluoroquinolone/metronidazole combination

      We intend to develop a pulsatile fluoroquinolone/metronidazole product. We believe that the combination of fluoroquinolone and metronidazole will prove to be effective for the treatment of infections caused by a mixture of anaerobic and aerobic bacteria, such as diabetic foot infections or post-surgery intra-abdominal infections.

      Based on the results of our pulsatile fluoroquinolone and metronidazole experiments, we believe that a combination product containing fluoroquinolone and metronidazole may perform in a fashion superior to either drug alone, particularly when one or both drugs is delivered in a pulsatile manner.

      Our initial results from Phase I/II clinical trials support our ability to deliver metronidazole in a pulsatile manner. We intend to conduct additional Phase I/II clinical trials to optimize the dosing profile of metronidazole.

      We anticipate marketing this combination product through an internal sales force targeting gastro-intestinal surgeons.

Generic Product Candidate

Clarithromycin Extended Release

      As part of our analysis in evaluating a pulsatile clarithromycin product, we identified an opportunity to formulate a generic equivalent of Biaxin XL, which we believe we can commercialize without infringing upon the patents held by Abbott Laboratories. We filed a patent application covering the production method of our generic version of this product in October 2000 and are currently in the final stages of clinical trials. In 2002, sales of immediate release clarithromycin were approximately $315 million and sales of extended release clarithromycin were approximately $335 million. We intend to enter into a partnership with a third party for the manufacture, marketing and distribution of this product and submit an ANDA in late 2003. Although this product does not incorporate our pulsatile proprietary drug delivery technology, we believe that it presents an opportunity to generate cash flow to accelerate development of our pulsatile drug candidates. We expect sales of this product to begin within the next two years.

Our Collaboration with GlaxoSmithKline

      In July 2003, we entered into a license agreement with GlaxoSmithKline pursuant to which we licensed patents and PULSYS technology to GlaxoSmithKline for use with its Augmentin (amoxicillin/clavulanate combination) products and with limited other amoxicillin products. Under the agreement, GlaxoSmithKline will be responsible, at its cost and expense, to use commercially reasonable efforts for the clinical development, manufacture and sale of the licensed products. We received an initial non-refundable, non-creditable payment of $5 million from GlaxoSmithKline upon signing of the agreement and would be entitled to receive milestone payments from GlaxoSmithKline not to exceed an aggregate of $52 million if it achieves certain product development goals, including commencement of clinical trials and the filing and approval of an NDA with the FDA. In addition, we will receive royalty payments on the commercial sale of products developed under the agreement. We may also receive sales milestone payments of up to $50 million if specified annual sales goals are achieved. GlaxoSmithKline may terminate this agreement upon relatively short notice. Our receipt of milestone payments, royalty payments and sales milestone payments under the agreement will depend on the successful efforts of GlaxoSmithKline to develop and commercialize the products covered by the agreement and is subject to certain conditions and limitations. We cannot assure you that we will receive any milestone or royalty payments or that our collaboration with GlaxoSmithKline will result in the approval and marketing of any drug.

Manufacturing

      We currently rely on third-party contract manufacturers to produce sufficient quantities of our product candidates for use in the preclinical studies and clinical trials that we are conducting. However, we are in the process of developing the capability to manufacture the necessary supplies for use in our pre-clinical studies and clinical trials. We anticipate that our pilot facility will satisfy our drug production needs through at least Phase II and, in some cases, through Phase III clinical trials. We believe that our initial focus on the production of improved formulations of approved and marketed drugs will reduce the risk and time involved in the establishment of manufacturing capabilities because production of these drugs involves well-known, common manufacturing processes. Until we complete construction of our manufacturing facility, we must depend on third-party contract manufacturers for production of our clinical supplies.

      We intend to rely on third-party contract manufacturers to produce sufficient quantities of our drugs for certain of our Phase III clinical trial supplies. In addition, since we intend to rely on third parties for large scale commercialization, we have and will continue to engage those contract manufacturers who have the capability to manufacture drug products in bulk quantities for commercialization.

      In connection with our manufacturing activities, we generate hazardous waste. We are subject to federal and state regulation regarding the disposal of hazardous and potentially hazardous waste. We may incur costs to comply with such regulations now or in the future.

Marketing and Sales

      We have no sales, marketing or distribution capabilities. In order to commercialize any of our product candidates, we must either make arrangements with third parties to perform these services for us or acquire or develop internal sales, marketing and distribution capabilities. We intend to rely on partnerships with larger companies for the sale of widely distributed antibiotics and for international sales. We intend to develop an internal sales force to enable us to market and sell our proprietary combination products in concentrated markets. We also intend to use such an internal sales force to market and sell acquired or licensed products improved with PULSYS.

Competition

      The pharmaceutical industry is highly competitive and characterized by a number of established, large pharmaceutical companies, as well as smaller emerging companies. Our main competitors are:

•	large pharmaceutical companies, such as GSK, Pfizer, Johnson & Johnson, Aventis, Abbott Laboratories, AstraZeneca, Bayer, Bristol-Myers Squibb and Merck, that may develop new drug compounds that render our drugs obsolete or noncompetitive;

•	smaller pharmaceutical and biotechnology companies and specialty pharmaceutical companies engaged in research and development of novel antibiotics, such as Cubist, Vicuron, InterMune and King; and

•	drug delivery companies, such as Johnson & Johnson’s Alza division, Biovail and SkyePharma, that may develop a dosing regimen that is more effective than pulsatile dosing.

      In addition, with respect to our generic version of Biaxin XL we will compete with Abbott Laboratories, the manufacturer of the branded drug, and other manufacturers of generic products.

      Many of our competitors possess greater financial, managerial and technical resources and have established reputations for successfully developing and marketing drugs, all of which put us at a competitive disadvantage. We may also face competition for the in-licensing of products from other companies that may be able to offer better terms to the licensors. Furthermore, new developments, including the development of methods of preventing the incidence of disease, such as vaccines, occur rapidly in the pharmaceutical industry. These developments may render our product candidates or technologies obsolete or noncompetitive.

Patent and Intellectual Property Protection

      Our success depends in part on our ability to obtain patents, to protect trade secrets, to operate without infringing upon the proprietary rights of others and to prevent others from infringing on our proprietary rights. We seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Further, all of our employees have executed agreements assigning to us all rights to any inventions and processes they develop while they are employed by us.

      In addition, we intend to use license agreements to access external products and technologies, as well as to convey our own intellectual property to others. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. Protection of our intellectual property rights is subject to a number of risks.

      We currently own three issued U.S. patents, six allowed U.S. patents and over 20 U.S. patent applications. Our issued patents cover certain compositions and methods using pulsatile dosing. We also own a number of pending international patent applications corresponding to these U.S. patents and applications. Our issued U.S. patents are as follows:

U.S. Patent No.	Date Issued	Subject

6,565,882	May 20, 2003	Antibiotic composition with inhibitor
6,544,555	April 8, 2003	Antibiotic composition
6,541,014	April 1, 2003	Antiviral product, use and formulation thereof

Government Regulation

      We are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising, and promotion of drugs under the Federal Food, Drug and Cosmetic Act and the Public Health Services Act, and by comparable agencies in foreign countries. FDA approval is required before any dosage form of any new drug, a generic equivalent of a previously approved drug, or a new combination of previously approved drugs, can be marketed in the United States. All applications for FDA approval must contain information relating to pharmaceutical formulation, stability, manufacturing, processing, packaging, labeling and quality control.

New Drug Application Process

      The process required by the FDA before a new drug may be marketed in the United States generally involves:

•	completion of preclinical laboratory and animal testing;

•	submission of an investigational new drug application (IND) which must become effective before the commencement of clinical trials;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug product’s intended use; and

•	submission to and approval by the FDA of a New Drug Application (NDA).

PRECLINICAL: Preclinical studies generally include laboratory evaluation of product chemistry, formulation and stability, as well as animal studies, to assess the safety and efficacy of the product. Preclinical trials also provide a basis for design of human clinical studies.

Human clinical trials are typically conducted in three sequential phases which may overlap:

PHASE I: During Phase I studies, the drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

PHASE II: During Phase II studies, the drug is introduced to patients that have the medical condition that the drug is intended to treat. Phase II studies are intended to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Phase II studies may often be combined with Phase I studies (referred to as Phase I/II studies) in certain instances when safety issues may be less prevalent.

PHASE III: When Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, clinical efficacy and to further test for safety in an expanded patient population, often at geographically dispersed clinical study sites.

      The drug sponsor, the FDA or the institutional review board at each institution at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a concern that the subjects are being exposed to an unacceptable health risk.

      The results of product development, preclinical animal studies and human studies are submitted to the FDA as part of the NDA. The NDA also must contain extensive manufacturing information. The FDA may approve or disapprove the NDA if applicable FDA regulatory criteria are not satisfied or it may require additional clinical data to continue to evaluate the NDA.

      In our NDA submissions, we intend to rely in part on prior FDA approvals of the antibiotic ingredients utilized in our products and on data generated by other parties which help to demonstrate the safety and effectiveness of those ingredients. In the case of products that we may develop in conjunction with sponsors of previously approved products, we expect that we will have a specific right of reference to the data contained in the prior applications. In any case in which we do not have a specific right of reference from the sponsor of the previously approved product, we anticipate our NDA submissions would be covered by Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act. The submission or approval of a NDA covered by Section 505(b)(2) can be subject to a number of limitations. However, we do not believe that these limitations will apply to any of the products which are the subject of our current development projects. All data necessary to satisfy the FDA of the safety and effectiveness of our own versions of these products will have to be generated by or for us and submitted to FDA in support of our applications. These data are expected to include data establishing the safety and efficacy of the pulsatile dosage and any other differences between the dosage form and the conditions for use of our products and the dosage form and conditions for use of the previously approved products. In the case of antibiotic ingredients not previously approved to be manufactured and sold in the combinations that we propose, it will also be necessary for us to satisfy the FDA’s combination drug policy with data establishing that each active component contributes to the effectiveness of the combination. In its review of our NDA submissions, the FDA will have broad discretion to require us to generate data on these questions, and it is impossible to predict the number or nature of the studies that may be required before the agency will grant an approval. No assurance can be given that NDAs submitted for our products will receive FDA approval on a timely basis, if at all.

      Because all of the products that we have in development contain antibiotic ingredients that were submitted to FDA for approval prior to November 20, 1997, we will not, under current law, be able to submit to FDA patent information covering those products and therefore, once approved, the Orange Book listings of the products will not include any patent information. As a consequence, potential competitors who submit 505(b)(2) or ANDA applications for generic versions of our NDA-approved products will not have to certify to any of our patents that they may infringe or to provide us notice in the event that they intend to market their products prior to expiration of those patents. Additionally, if we bring a patent infringement action against any such applicants, there will be no automatic 30-month stay of approval of those potentially infringing products. However, we would be entitled to pursue traditional patent-law procedures and remedies, such as preliminary injunctions.

      Under the Prescription Drug User Fee Act (PDUFA) generally, the submission of NDA applications are subject to substantial application user fees, currently exceeding $500,000, and the manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees, currently exceeding $30,000 per product and $200,000 per establishment. These fees are typically increased annually. However, because our products in development contain only active ingredients that have been previously approved in other applications, we do not believe that we will be subject to any of these user fees. We could become subject to such fees, however, if the FDA determines that any of our applications seek approval of a new “indication for use” beyond those previously approved for those active ingredients. In addition, the PDUFA statute has been subject to significant amendments in connection with its regular reauthorization. There can be no assurance that, under existing PDUFA provisions or under amendments thereto, we will continue to be exempt from user fees in the future.

Abbreviated New Drug Application Process

      The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, established abbreviated FDA approval procedures for those proprietary drugs that are no longer protected by patents and which are shown to be equivalent to previously approved proprietary drugs. Approval to manufacture these drugs is obtained by filing an abbreviated new drug application, or an ANDA. An ANDA is a submission that contains data and information pertaining to the active pharmaceutical ingredient, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. As a substitute for clinical safety and efficacy data on the product, the applicant is generally required to provide data from studies in humans establishing that the ANDA drug formulation is bioequivalent to the previously approved proprietary drug. In order to obtain an ANDA approval of a strength or dosage form that differs from the referenced brand-name drug, an applicant must file and have granted an ANDA Suitability Petition. A product is not eligible for ANDA approval if it is not determined by the FDA to be equivalent to the referenced brand-name drug or if it is intended for a different use. However, such a product might be approved under an NDA with supportive data from clinical trials.

      One advantage of the ANDA approval process is that an ANDA applicant generally can rely upon equivalence data in lieu of conducting preclinical testing and clinical trials to demonstrate that a product is safe and effective for its intended use. We intend to follow this process with respect to our generic clarithromycin product bioequivalent to Biaxin XL. We do not believe that our generic clarithromycin product will infringe any outstanding patent after expiration of the clarithromycin API patent. Because that product utilizes an active ingredient first submitted to FDA for approval prior to November 20, 1997, we will not have to submit certifications with respect to outstanding patents covering the Biaxin XL product and will not be subject to a potential 30 month stay of the approval of our product in the event that the holder(s) of those patents choose to bring a patent infringement claim against us. However, traditional patent law procedures and remedies may be pursued by the patent holders, including preliminary and permanent injunctions against marketing of our product and damages for marketing an infringing product. Therefore, because of the inapplicability of the patent listing and certification procedures, resolution of potential patent infringement claims with respect to our product may be impossible until after we have obtained approval of our ANDA. This may cause delays in our ability or willingness to market the product upon ANDA approval and/or may subject us to a risk of substantial monetary damages in the event that we market the product prior to the resolution of any infringement claims that may be made.

      No assurance can be given that any ANDA submitted for any of our products will receive FDA approval on a timely basis, if at all, or that the FDA will not require us to submit NDAs for products that we believe are eligible for ANDA submission.

      Once approved, a product approval may be withdrawn if compliance with pre-and post-market regulatory standards are not maintained or if problems are identified at a later date. In addition, the FDA may require post-marketing studies to monitor the safety and/or effectiveness of approved products and may limit further marketing of the product based on the results of these post-marketing studies. The FDA has broad post-

market regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals.

      Satisfaction of FDA pre-market approval requirements typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon a manufacturer’s activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

      FDA also strictly regulates the promotional claims that may be made about prescription drug products. In particular, the FDA requires substantiation of any claims of superiority of one product over another including, in many cases, requirements that such claims be proven by adequate and well controlled head-to-head clinical trials. To the extent that market acceptance of our products may depend on their superiority over existing therapies, any restriction on our ability to advertise or otherwise promote claims of superiority, or requirements to conduct additional expensive clinical trials to provide proof of such claims, could negatively effect the sales of our products and/or our costs.

      From time to time, including presently, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of drug products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of such changes, if any, may be.

      We and are products are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, and disposal of hazardous or potentially hazardous substances. We may incur substantial costs to comply with such laws and regulations now or in the future.

Foreign Regulatory Approval

      Outside the United States, our ability to market our products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process includes all the risks associated with FDA approval described above. The requirements governing conduct of clinical trials and marketing authorization vary widely from country to country.

      Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the application and assessment report, each member state must decide whether to recognize approval. We plan to choose the appropriate route of European regulatory filing in an attempt to accomplish the most rapid regulatory approvals. However, the chosen regulatory strategy may not secure regulatory approvals or approvals of the chosen product indications. In addition, these approvals, if obtained, may take longer than anticipated.

      We cannot assure you that any of our product candidates will prove to be safe or effective, will receive regulatory approvals, or will be successfully commercialized.

Employees

      As of July 31, 2003, we had 55 employees, 13 of whom are senior management, 17 are in supervisory positions and 25 are non-management. Of the 55 employees, 36 perform scientific and research activities and 17 hold advanced degrees.

Facilities

      Our principal executive offices are located in an approximately 62,000 square foot facility in Germantown, Maryland. We moved into this facility in May 2003 and expect to complete the transfer of our laboratory function to this facility by October 2003. The lease for this facility expires in June 2013. We also have an approximately 8,432 square foot lab and office facility in Gaithersburg, Maryland, the lease for which expires in November 2003 and an approximately 5,021 square foot office facility in Gaithersburg, Maryland, the lease for which expires in August 2003. We do not intend to renew the leases for the Gaithersburg facilities.

Legal Proceedings

      We are not currently a party to any material legal proceedings.

MANAGEMENT

      Our executive officers, key employees and directors are as follows:

Name	Age	Position

Edward M. Rudnic, Ph.D.	47	President, Chief Executive Officer, Director and Treasurer
Steven A. Shallcross	41	Senior Vice President, Chief Financial Officer and Secretary
Kevin S. Sly	46	Senior Vice President, Business Development and Marketing
Colin E. Rowlings, Ph.D.	39	Vice President, Pharmaceutical R&D
Robert Guttendorf, Ph.D.	46	Vice President, Preclinical Research
Sandra E. Wassink	46	Senior Director, Pharmaceutical Development
Beth A. Burnside, Ph.D.	42	Senior Director, Formulation Development
James D. Isbister	66	Director, Chairman of the Board
James H. Cavanaugh, Ph.D.	66	Director
Elizabeth Czerepak	47	Director
R. Gordon Douglas, Jr., M.D.	69	Director
Wayne T. Hockmeyer, Ph.D.	58	Director
Harold R. Werner	55	Director

      Edward M. Rudnic, Ph.D. founded Advancis Pharmaceutical Corporation and has been our president, chief executive officer, treasurer and a director since our inception. Dr. Rudnic has over twenty years of industry experience in the development and commercialization of a wide range of pharmaceutical products. From 1997 to 1999, Dr. Rudnic directed the research and development activities in the U.S. for Shire Pharmaceuticals. Shire acquired Pharmavene, Inc. in 1997, a start-up company focused on the design and commercialization of drug delivery systems, where Dr. Rudnic was senior vice president for development and technical operations from 1996 to 1997 and vice president, pharmaceutical research and development from 1991 to 1996. From September 1990 to April 1991, he was an independent consultant. From 1985 to 1990, he held positions of increasing responsibility as a director of formulation development and head of pharmaceutical process development at Schering-Plough Corporation. Dr. Rudnic was a research investigator at E.R. Squibb and Sons, developing oral controlled-release dosage forms and novel drug delivery concepts, from 1982 to 1985. Dr. Rudnic has a B.S. in pharmacy, M.S. in pharmaceutics and a Ph.D. in pharmaceutical sciences from the University of Rhode Island. Dr. Rudnic is a registered pharmacist. He holds adjunct professorships at the University of Rhode Island and the University of Maryland. Dr. Rudnic was elected to our board of directors pursuant to a stockholders’ agreement between us and holders of our preferred stock.

      Steven A. Shallcross joined us in October 2001 as senior vice president, chief financial officer and secretary. Mr. Shallcross has over 17 years of senior financial and operations experience in emerging organizations, acquisitions and restructurings. Mr. Shallcross was the vice president of finance and chief financial officer at Bering Truck Corporation, a truck manufacturer, from August 1997 to 2001. From 1993 to 1997, Mr. Shallcross served as vice president of operations at Precision Scientific, Inc., a manufacturer of scientific laboratory equipment. He was the controller of Precision Scientific from June 1993 to January 1994. Mr. Shallcross received a bachelor’s degree in accounting from the University of Illinois, and received an M.B.A from the University of Chicago, Graduate School of Business. Mr. Shallcross is also a certified public accountant.

      Kevin S. Sly joined us in February 2002 as senior vice president, business development and marketing. Mr. Sly has over 20 years of experience in the design, development and management of products, services and businesses incorporating biomedical and pharmaceutical technologies. From 1995 to 2002, Mr. Sly established and directed new business development and marketing efforts for Yamanouchi Pharma Technologies, Inc., a pharmaceutical drug delivery system company. From 1990 to 1995, Mr. Sly served as vice president, business development for another emerging company, ReSeal Pharmaceutical Systems, directing technological development, business development and marketing of controlled-delivery systems for pharmaceuticals, health care and personal care products. Mr. Sly received a B.A. in biology from Pomona College in Claremont, California.

      Robert J. Guttendorf, Ph.D. joined us as vice president of preclinical research in September 2002. Dr. Guttendorf has over 15 years of experience in the pharmaceutical industry applying his pharmacokinetic, pharmacodynamic and drug metabolism expertise in all phases of drug discovery and development, and across a broad range of therapeutic areas. From October 2001 to August 2002, Dr. Guttendorf was scientific strategy advisor at Pfizer Global R&D in Ann Arbor, Michigan (formerly Parke-Davis Pharmaceutical Research). Prior to that, he held various scientific and managerial positions with increasing responsibilities within Pfizer/ Parke-Davis, including director of PK/DM discovery and preclinical development. Dr. Guttendorf received a B.S. in pharmacy from West Virginia University and is a registered pharmacist. He received a Ph.D. in pharmaceutical sciences from the University of Kentucky.

      Colin E. Rowlings, Ph.D. joined us in August 2001 as vice president of pharmaceutical research and development. Dr. Rowlings has 14 years of pharmaceutical industry experience including 12 years in dosage form development of new chemical entities. Prior to joining us in 2001, Dr. Rowlings served as group director of pharmaceutical research and development at the San Diego site of the Pfizer Global R&D organization (previously Agouron Pharmaceuticals Inc.). From 1997 to 2001, Dr. Rowlings was director of pharmaceutical development in Agouron and managed formulation development, clinical manufacturing, process scale-up, clinical supply release testing, stability and documentation functions. Prior to that, Dr. Rowlings worked in formulation development at Rhone-Poulenc Rorer (now Aventis) and Eli Lilly. Dr. Rowlings has a bachelor of pharmacy degree from the University of Queensland, Australia and received a Ph.D. in pharmaceutics from the University of Iowa.

      Sandra E. Wassink joined us as senior director, pharmaceutical development in May 2000. Ms. Wassink has over 20 years of industry experience in formulation and development of advanced drug products. From 1992 to 2000, Ms. Wassink managed the pharmaceutical technology department at Shire Laboratories, Inc. She was involved in development, scale up, validation and introduction into production of oral solid dose products. Prior to that, Ms. Wassink was involved in formulation development at Schering-Plough Corporation. Ms. Wassink received a bachelor’s degree in biology from Florida State University.

      Beth A. Burnside, Ph.D. joined us in August 2002 as senior director, formulation development. From 1993 to 2002, Dr. Burnside was employed by Shire Laboratories Inc. While at Shire she held management positions with increasing responsibilities in the pharmaceutics, pharmaceutical development and the advanced drug delivery organizations. As vice president of the advanced drug delivery division, Dr. Burnside developed the division’s specialized controlled release and enhanced bioavailability oral delivery formulation and product strategy. Prior to working at Shire, Dr. Burnside gained additional experience at Johnson & Johnson from 1991 to 1992 and at Schering-Plough Research from 1989 to 1991. She received a B.S. in chemistry/ mathematics from Muhlenberg College in Allentown, Pennsylvania, and an M.S. in organic chemistry and a Ph.D. in physical-organic chemistry from Drexel University.

      James D. Isbister has been our chairman of the board of directors since our inception. Mr. Isbister was a founder of Pharmavene, Inc. and served as its president and chief executive officer and as a director from 1990 to 1998. From 1986 until January 1989, Mr. Isbister was senior vice president of Consolidated HealthCare and served as president of its subsidiary, Combined Technologies, Inc. Mr. Isbister served as senior vice president of the National Blue Cross and Blue Shield Association from 1980 to 1986 and as a consultant to the Association from January 1989 to January 1990. From 1978 to 1980, Mr. Isbister was the associate director for management of the U.S. International Communication Agency. Mr. Isbister served as deputy director of the National Institute of Mental Health from 1970 to 1974 and as the first director of the U.S. Alcohol, Drug Abuse, and Mental Health Administration from 1974 to 1977. Mr. Isbister was elected to our board of directors pursuant to a stockholders’ agreement between us and holders of our preferred stock.

      James H. Cavanaugh, Ph.D. has been a director since our inception. Dr. Cavanaugh has been the president of HealthCare Ventures LLC since 1988. Dr. Cavanaugh served as president of SmithKline and French Laboratories U.S., Inc. from March 1985 to February 1989 and as president of SmithKline Clinical Laboratories from 1981 to 1985. Prior thereto, Dr. Cavanaugh was the president of Allergan International, a specialty eye care company. Prior to his industry experience, Dr. Cavanaugh was Deputy Assistant to the President for Domestic Affairs and Deputy Chief of the White House Staff. Prior thereto, he served as deputy assistant secretary for health and scientific affairs in the U.S. Department of Health, Education and Welfare and as special assistant to the surgeon general of the U.S. Public Health Service. Dr. Cavanaugh serves as a member of the board of directors of MedImmune, Inc., Shire Pharmaceuticals Group PLC, Diversa Corp. and Vicuron Pharmaceuticals (formerly Versicor, Inc.). Dr. Cavanaugh also currently serves on the board of directors of the National Venture Capital Association and as trustee emeritus of the California College of Medicine. Dr. Cavanaugh holds a Ph.D. and an M.S. from the University of Iowa and a B.S. from Fairleigh Dickinson University. Dr. Cavanaugh was elected to serve on our board of directors pursuant to a stockholders’ agreement between us and holders of our preferred stock.

      Elizabeth Czerepak joined our Board of Directors in July 2003. Ms. Czerepak was a founder of Bear Stearns Health Innoventures and has been a member of Bear Stearns Health Innoventures Management L.L.C., the general partner of the funds comprising the Bear Stearns Health Innoventures group since its inception in April 2001. She is an employee of Bear Stearns Asset Management Inc., the managing member of Bear Stearns Health Innoventures Management L.L.C. Prior to joining Bear Stearns Health Innoventures, Ms. Czerepak was vice president of business development and a member of the executive board at BASF Pharma/ Knoll Pharmaceutical Co. From 1987 to 1995, Ms. Czerepak served in various senior positions at Hoffmann-La Roche, responsible for licensing, acquisitions, financial analysis and strategic planning. Ms. Czerepak also established an internal venture vehicle for Hoffmann-La Roche to facilitate start-up companies. She received a B.A. magna cum laude from Marshall University and a M.B.A. from Rutgers University. Ms. Czerepak was elected to serve on our board of directors pursuant to a stockholders’ agreement between us and holders of our preferred stock.

      R. Gordon Douglas, Jr., M.D. has been a director since our inception. Dr. Douglas currently serves as consultant to the Vaccine Research Center at the National Institute of Health. Dr. Douglas was president, Merck Vaccines, responsible for the research, development, manufacturing and marketing of Merck Vaccines’ vaccine products, from 1989 until 1999. From 1982 to 1990, he was a professor of medicine and chairman, department of medicine, Cornell University Medical College and physician-in-chief, the New York Hospital. He also served as head of the infectious disease unit at the University of Rochester School of Medicine. Dr. Douglas serves on the board of directors of Vical Incorporated. Dr. Douglas is a graduate of Princeton University and Cornell University Medical College. Dr. Douglas was elected to serve on our board of directors pursuant to a stockholders’ agreement between us and holders of our preferred stock.

      Wayne T. Hockmeyer, Ph.D., has been a director since our inception. Dr. Hockmeyer founded MedImmune, Inc. in April 1988 and served as president and chief executive officer from 1988 until October 2000. Dr. Hockmeyer was elected to serve on the board of directors of MedImmune in May 1988 and became chairman of the board of directors in May 1993. He currently continues to serve as the chairman of the board of directors of MedImmune and serves as president of MedImmune Ventures, Inc. From 1986 to 1988, Dr. Hockmeyer was vice president of research and development of Praxis Biologics. From 1980 to 1986, he was chairman of the Department of Immunology at the Walter Reed Army Institute of Research. From 1966 to 1986, he served as a commissioned officer in the United States Army. He is a member of the board of directors of Diversa Corporation, GenVec, Inc., InterMune Pharmaceuticals, Inc., Idenix Pharmaceuticals, Inc. and TolerRx Inc. Dr. Hockmeyer earned his bachelor’s degree from Purdue University and his Ph.D. from the University of Florida in 1972. In 2002, Dr. Hockmeyer was awarded a doctor of science honoris causa from Purdue University.

      Harold R. Werner has been a director since our inception. Mr. Werner has 28 years of experience in planning, development and financing of health care technology. He was a founder of HealthCare Ventures in 1985. Since that time he has served on the boards of over thirty public and private companies in the health care field and has specialized in the formation of new high-science companies. Prior to the formation of HealthCare Ventures, Mr. Werner was director of new ventures for Johnson & Johnson Development Corporation, making outside investments and licenses for Johnson & Johnson in biotechnology, pharmaceuticals, vision care, diagnostics and other high technology areas of health care. Before joining Johnson & Johnson in 1980, Mr. Werner was senior vice president of Robert S. First, Inc. and was responsible for managing its European and, later, U.S. health care management consulting business. Mr. Werner currently serves on the board of directors of GenVec, Inc. Mr. Werner received his B.S. (high honors) and M.S. degrees from Princeton University and an M.B.A. from the Harvard Graduate School of Business Administration. Mr. Werner was elected to serve on our board of directors pursuant to a stockholders’ agreement between us and holders of our preferred stock

Future Officer Positions

      We intend to hire individuals to serve as officers in the following positions: head of regulatory affairs, chief science officer and head of medical management affairs.

Scientific Advisory Board

      Floyd E. Bloom, M.D. is chairman of our scientific advisory board. Dr. Bloom has investigated comprehensive neurotransmitter systems at the anatomical, physiological and pharmacological levels. Dr. Bloom has conducted correlative studies of the noradrenergic innervation of cerebellum and cerebral cortex. Dr. Bloom was also one of the first neurobiologists to utilize modern molecular biological techniques in a search for molecules of importance in brain function and the characterization of brain specific genes. Recognizing the value of computers in neuroscience, he pioneered their application to neuro-anatomic investigations and the development of a neuro-anatomic database. His work has found considerable applicability to many enigmatic disorders of the nervous system, such as the addictive states, the dementias and the major psychoses. Dr. Bloom is presently chairman of the Department of Neuropharmacology at The Scripps Research Institute. He previously was director of Behavioral Neurobiology at The Salk Institute and Chief of the Laboratory of Neuropharmacology of NIMH. A member of the National Academy of Sciences and the Institute of Medicine, he has received numerous awards, including the Pasarow Award for Neuropsychiatry and the Herman von Helmholtz Award, as well as a number of honorary degrees from major universities. In addition, Dr. Bloom was the editor-in-chief of Science Magazine from May 1995 to June 2000. Dr. Bloom received an A.B. cum laude from Southern Methodist University and received a M.D. from Washington University.

      George L. Drusano, M.D. served as chief resident at the University of Maryland Hospital and became a tenured professor in 1992. Dr. Drusano currently serves as director of clinical pharmacology and associate director of the clinical research institute at Albany Medical College. He has served on the program committee of the Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC), and has served as pharmacology editor for the journal Antimicrobial Agents and Chemotherapy. Dr. Drusano is a fellow of the Infectious Diseases Society of America and a fellow of the American Academy of Microbiology. He is the current president of the International Society for Anti-infective Pharmacology (ISAP). He was the recipient of the Rhone-Poulenc Award (1991) for the most innovative research with fluoroquinolones. He was also the recipient of the American Society of Health System Pharmacy Research and Education Foundation Drug Therapy Research Award for outstanding contribution to the scientific pharmaceutical literature (1998). He currently reviews for several scientific journals, including the Journal of the American Medical Association, the New England Journal of Medicine and the Annals of Internal Medicine. He is a consultant for over 20 companies in the pharmaceutical industry. Dr. Drusano received a bachelor’s degree in physics magna cum laude from Boston College. Dr. Drusano received a M.D., cum laude from the University of Maryland School of Medicine.

      James W. McGinity, Ph.D. is the holder of the Johnson and Johnson Centennial Chair in Pharmacy and is professor and division head of pharmaceutics in the College of Pharmacy, the University of Texas at Austin. Prior to joining the University of Texas in 1976, he was a research scientist at the Squibb Institute for Medical Research in New Brunswick, N.J. Dr. McGinity’s research interests and publications are in the areas of physical pharmacy and pharmaceutical technology. He has been issued 13 U.S. patents and currently has five patent applications under review with the U.S. patent office. His research has been published in journals such as Science, Journal of Pharmaceutical Sciences, Pharmaceutical Development and Technology, Pharmaceutical Research, International Journal of Pharmaceutics and the Journal of Microencapsulation. He has been the U.S. Editor for the European Journal of Pharmaceutics and Biopharmaceutics since 1995.

Dr. McGinity has been a consultant to the FDA and many pharmaceutical and chemical companies both in the U.S. and Europe. He received his B.S. in pharmacy at the University of Queensland, Australia, and his Ph.D. in physical pharmacy from the University of Iowa.

Board of Directors

      Currently, the members of our board of directors are elected pursuant to certain voting provisions of a stockholders agreement, which provisions will terminate upon completion of this offering. Our certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, three of the nominees to the board will be elected to a one year term, three will be elected to two year terms and three will be elected to three-year terms. Thereafter, directors will be elected for three-year terms.

      Our executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Committees of Our Board

      Our bylaws provide that our board of directors may designate one or more board committees. We have an audit committee and a compensation committee.

      Our audit committee is composed of Wayne Hockmeyer and R. Gordon Douglas and is responsible for the following functions:

•	approve and retain the independent auditors to conduct the annual audit of our books and records;

•	review the proposed scope and results of the audit;

•	review and pre-approve the independent auditor’s audit and non-audited services rendered;

•	approve the audit fees to be paid;

•	review accounting and financial controls with the independent auditors and our financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	recognize and prevent prohibited non-audit services;

•	establish procedures for complaints received by us regarding accounting matters; and

•	oversee internal audit functions.

      Our compensation committee is composed of Wayne Hockmeyer, Elizabeth Czerepak and James Cavanaugh and is responsible for the following functions:

•	review and recommend the compensation arrangements for management, including the compensation for our president and chief executive officer;

•	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals; and

•	administer our stock incentive plan.

Compensation Committee Interlocks and Insider Participation

      None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

Compensation of Directors

      Our directors who are also our employees have not received and will not receive any additional compensation for their services as our directors. We currently pay our chairman of the board of directors annual cash compensation of $40,000 and we pay our non-employee directors, other than Dr. Cavanaugh and Mr. Werner, annual cash compensation of $24,000. We will also reimburse our non-employee directors for reasonable expenses incurred to attend meetings of the board and its committees and business meetings and functions on our behalf. During the fiscal year ended December 31, 2002, Mr. Isbister received $40,000 as director fees and Drs. Douglas and Hockmeyer each received $20,000 as director fees. In addition, our directors are eligible to participate in our 2000 stock incentive plan.

      As compensation for service on our board of directors for the fiscal year ended December 31, 2002, in November 2001, Drs. Cavanaugh and Hockmeyer and Messrs. Isbister and Werner each received an option to acquire 15,000 shares of our common stock at an exercise price of $0.3375 per share. As compensation for service on our board of directors for the year 2003, in June 2003, Drs. Cavanaugh, Douglas and Hockmeyer and Messrs. Isbister and Werner each received an option to acquire 30,000 shares of our common stock at an exercise price of $0.3375 per share.

Executive Compensation

      The following table contains summary information concerning annual compensation for the fiscal years ended December 31, 2002, 2001 and 2000 for our chief executive officer and each of our other three most highly compensated executive officers whose salary and bonus exceeded $100,000 for the year ended December 31, 2002.

Summary Compensation Table

				Long-Term Compensation

		Annual Compensation		Number of Shares
				Underlying	All Other
Name & Principal Position	Year	Salary	Bonus(1)	Option Awards(2)	Compensation

Edward M. Rudnic	2002	$255,626	$63,907	—	$—
President, Chief Executive Officer,	2001	242,575	59,985	720,000 (3)	—
Treasurer and Director	2000	228,167	47,813	—	—
Steven A. Shallcross	2002	183,058	45,765	—	—
Senior Vice President, Chief	2001	31,385	6,497	200,000	—
Financial Officer	2000	—	—	—	—
Kevin S. Sly	2002	157,013	89,313	180,000	194,557 (4)
Senior Vice President, Business	2001	—	—	—	—
Development and Marketing	2000	—	—	—	—
Colin E. Rowlings	2002	169,628	42,407	70,000	—
Vice President of Pharmaceutical	2001	68,750	14,601	80,000	34, 211
Research and Development	2000	—	—	—	—

(1)	Bonus earned is paid in the first quarter of the subsequent year. The bonus paid to Mr. Sly in 2002 includes a $50,000 signing bonus.

(2)	In June 2003, each of Dr. Rudnic and Messrs. Shallcross and Sly received option grants of 300,000, 150,000 and 170,000 shares, respectively, at an exercise price of $0.3375 per share.

(3)	In 2001, Dr. Rudnic received an option to purchase 180,000 shares of common stock at an exercise price of $0.2090 per share, and to purchase 540,000 shares of common stock at an exercise price of $0.2250 per share. Of these grants, options covering 120,000 shares of common stock at an exercise price of $0.2250 per share were transferred to a family trust.

(4)	Includes $117,170 for relocation expenses and $77,387 for reimbursed taxes.

Stock Option Grants

Option Grants in Last Fiscal Year

      The following table sets forth information related to the grant of stock options by us during the year ended December 31, 2002 to the executive officers named in the summary compensation table.

Individual Grants

		Percent of			Potential Realizable
		Total			Value at Assumed
	Number of	Options			Annual Appreciation
	Securities	Granted to			Rates of Stock Price for
	Underlying	Employees	Exercise or		Option Term
	Options	in Fiscal	Base Price	Expiration
	Granted	Year	($/Share)	Date	5%	10%

Edward M. Rudnic	—
Steven A. Shallcross	—
Kevin S. Sly	180,000	28.5%	$0.34	2/12/2012
Colin E. Rowlings	70,000	11.1%	$0.34	8/13/2012

Aggregated Option Exercises and Fiscal Year-End Option Values

      The following table contains information concerning the aggregated option exercises during the fiscal year ended December 31, 2002 and the value of unexercised options held as of December 31, 2002 by the executive officers named in the summary compensation table:

			Number of Shares		Value of Unexercised
			Underlying		In-the-Money
			Unexercised Options at		Options at
	Shares		December 31, 2002		December 31, 2002
	Acquired on	Value
	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Edward M. Rudnic	—	—	365,000	235,000
Steven A. Shallcross	—	—	50,000	150,000
Kevin S. Sly	—	—	—	180,000
Collin E. Rowlings	—	—	20,000	130,000

Stock Incentive Plan

      In May 2000, we adopted the 2000 stock incentive plan. At the time of its adoption, 640,000 shares of common stock were available for issuance in connection with awards granted to employees, directors and consultants under the plan. In March 2001, October 2001 and February 2002, the number of shares available for issuance under the plan was increased to 2,090,100, 2,990,100 and 4,000,000, respectively.

      Options granted under the plan may be incentive stock options or non-statutory stock options. Stock purchase rights may also be granted under the plan. Incentive stock options may only be granted to employees. The board of directors determines the period over which options become exercisable; however, except in the case of options granted to officers, directors and consultants, options will become exercisable at a rate of not less than 25% per year over four years from the date the options are granted. The exercise price of incentive stock options and non-statutory stock options will be no less than 100% of the fair market value per share of our common stock on the grant date. The term of the options is 10 years except, with respect to one incentive stock option held by one of our executive officers, the term of which is 5 years. As of December 31, 2001 and 2002, there were 843,700 and 1,264,800 shares of common stock available for future option grants, respectively.

      The holders of options to acquire common stock under the plan have entered into option grant agreements with us. The stock restriction agreements that are a condition precedent to the exercise of options granted under the plan, together with the option grant agreements, provide us with a right of first refusal with respect to the sale of certain exercised option shares and contain “claw back” provisions in the event the optionee’s relationship with us is terminated.

      During 2001, in compliance with the plan, non-statutory stock options granted to employees, directors and outside consultants were replaced with option grants allowing the early exercise of 100% of the respective options. The other terms of the stock option grants were not changed. Shares issued under non-statutory options exercised prior to vesting are subject to forfeiture in accordance with the vesting schedule of the granted stock options.

      Certain of our directors, consultants and employees (and/or immediate family members or related entities to which certain of those individual have transferred their options or shares of common stock) have entered into our standard form of stock restriction agreement as a condition to their exercise of options to acquire common stock pursuant to the plan. These agreements provide us with, among other things, a right of first refusal in connection with the option holder’s sale of the common stock, as well as the right to purchase the stockholder’s common stock in the event that the stockholder’s relationship with us is terminated under certain circumstances. During 2001 and 2002, certain employees, directors and outside consultants exercised options to purchase 1,097,250 and 93,000 shares or restricted common stock, respectively. At December 31, 2001 and 2002, 1,032,500 and 908,000, shares of restricted common stock remain unvested, respectively.

      The following table provides information with respect to the equity securities that are authorized for issuance under our compensation plans as of December 31, 2002:

Equity Compensation Plan Information

Number of Securities
Remaining Available for
	Number of Securities		Future Issuance Under
	to be Issued Upon	Weighted-average	Equity Compensation
	Exercise of	Exercise Price of	Plans (Excluding
	Outstanding Options,	Outstanding Options,	Securities Reflected
	Warrants and Rights(a)	Warrants and Rights(b)	in Column (a)) (c)

Equity compensation plans approved by security holders	1,544,950	$0.29	1,264,800
Equity compensation plans not approved by security holders	—	—	—
Total	1,544,950	$0.29	1,264,800

401(k) Plan

      All our full time employees in the United States over the age of 18 are eligible to participate in our 401(k) Plan after three months of employment. Subject to certain limitations imposed by federal tax laws, employees may contribute up to 15% of their salary (including bonuses and/or commissions) per year. Our board of directors has discretion to match contributions made by our employees. To date we have not made any matching contributions.

Employment Agreements

      In January 2000, we entered into an employment agreement with Dr. Rudnic, our president and chief executive officer. Under the agreement, Dr. Rudnic will receive a salary of $310,000 during 2003 and is eligible for annual increases and performance-based bonuses equal to 25% of his base salary. At his option, he may receive all or any portion of his bonus in shares of our common stock at the then-applicable market value. Dr. Rudnic is entitled to participate in and receive the benefits we provide to our other executive officers, including any life, health, accident, disability, medical, dental and hospitalization plans, and other perquisites and benefits as are provided to our other executive officers. The agreement may be terminated by us at any time or by Dr. Rudnic upon 90 days’ advance notice. If we terminate Dr. Rudnic’s employment without cause, he will receive severance compensation equal to 24 months’ salary.

      In February 2002, we entered into an employment agreement with Mr. Shallcross, our senior vice president and chief financial officer. Under the agreement, Mr. Shallcross will receive a salary of $200,000 during 2003 and is eligible for annual increases and performance-based bonuses equal to 25% of his base salary. Mr. Shallcross is entitled to participate in and receive the benefits we provide to our other executive officers, including any life, health, accident, disability, medical, dental and hospitalization plans, and other perquisites and benefits as are provided to our other executive officers. The agreement may be terminated by us at any time or by Mr. Shallcross upon 90 days’ advance notice. If we terminate Mr. Shallcross’ employment without cause, he will receive severance compensation equal to 24 months’ salary.

      In February 2002, we entered into an employment agreement with Mr. Sly, our senior vice president, business development and marketing. Under the agreement, Mr. Sly will receive a salary of $200,000 during 2003 and is eligible for annual increases and performance-based bonuses equal to 25% of his base salary. Mr. Sly is entitled to participate in and receive the benefits we provide to our other executive officers, including any life, health, accident, disability, medical, dental and hospitalization plans, and other perquisites and benefits as are provided to our other executive officers. The agreement may be terminated by us at any time or by Mr. Sly upon 90 days’ advance notice. If we terminate Mr. Sly without cause, he will receive severance compensation equal to 24 months’ salary.

      In February 2002, we entered into an employment agreement with Dr. Rowlings, our vice president, pharmaceutical R&D. Under the agreement, Dr. Rowlings will receive a salary of $185,000 during 2003 and is eligible for annual increases and performance-based bonuses equal to 25% of his base salary. Dr. Rowlings is entitled to participate in and receive the benefits we provide to our other executive officers, including any life, health, accident, disability, medical, dental and hospitalization plans, and other perquisites and benefits as are provided to our other executive officers. The agreement may be terminated by us at any time or by Dr. Rowlings upon 90 days’ advance notice. If we terminate Dr. Rowlings without cause, he will receive severance compensation equal to 24 months’ salary.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We have funded our operations principally with the proceeds of $54.5 million from a series of five preferred stock offerings over the period 2000 through 2003 as follows:

		No. of	Price Per
Issue	Year	Shares	Share	Amount

				(In millions)
Preferred Stock, Series A	2000	2,000,000	$1.00	$2.0
Preferred Stock, Series B	2000	2,000,000	1.25	2.5
Preferred Stock, Series C	2001	4,010,000	1.50	6.0
Preferred Stock, Series D	2001 and 2002	7,999,999	2.25	18.0
Preferred Stock, Series E	2003	11,555,556	2.25	26.0

		27,565,555		$54.5

      Each share of outstanding preferred stock converts into one share of our common stock upon the closing of this offering.

      Each of the following investors, which are holders of in excess of 5% of our common stock (on a pro forma basis as of July 25, 2003), participated in the offer and sale of the above shares of preferred stock as indicated below:

			Purchase	Aggregate
			Price Per	Shares	Total	Percentage
Investor	Date of Purchase	Security (1)	Share	Purchased	Investment	Ownership

HealthCare Ventures V, L.P.	1/7/2000 and 6/5/2000	Series A Preferred	$1.00	1,741,800	$1,741,800
	11/13/2000	Series B Preferred	1.25	870,900	1,088,625
	4/24/2001	Series C Preferred	1.50	666,666	999,999
	10/25/2001 and 2/4/2002	Series D Preferred	2.25	2,474,886	5,568,494
	7/2/2003	Series E Preferred	2.25	888,889	2,000,000

				6,643,141	11,398,918	21.9%
HealthCare Ventures VI, L.P.	11/13/2000	Series B Preferred	$1.25	783,810	$979,763
	4/24/2001	Series C Preferred	1.50	2,588,322	3,882,483
	10/25/2001 and 2/4/2002	Series D Preferred	2.25	3,883,508	8,737,893
	7/2/2003	Series E Preferred	2.25	2,869,252	6,455,816

				10,124,892	20,055,955	33.4%
Bear Stearns Health Innoventures group(2)	7/25/2003	Series E Preferred	$2.25	4,444,444	$9,999,999	14.7%
Rho Management Trust, I	1/7/2000	Series A Preferred	$1.00	193,600	$193,600
	11/13/2000	Series B Preferred	1.25	193,600	242,000
	4/24/2001	Series C Preferred	1.50	371,067	556,601
	10/25/2001 and 2/4/2002	Series D Preferred	2.25	757,320	1,703,970
	7/2/2003	Series E Preferred	2.25	421,484	948,339

				1,937,071	3,644,510	6.4%

(1)	The shares of Series E Preferred Stock also include shares issued to the investors upon conversion of promissory notes in the principal amount of $5.0 million issued under the terms of a note issuance agreement dated March 28, 2003.

(2)	Includes BX, L.P., Bear Stearns Health Innoventures, L.P., Bear Stearns Health Innoventures Offshore, L.P., Bear Stearns Health Innoventures Employee Fund, L.P. and BSHI Members, L.L.C.

      James H. Cavanaugh and Harold R. Werner, members of our board of directors, are general partners of HealthCare Partners V, L.P., and HealthCare Partners VI, L.P., which, are the general partners of HealthCare Ventures V, L.P. and HealthCare Ventures VI, L.P., respectively.

      Elizabeth Czerepak, a member of our board of directors, is a member of Bear Stearns Health Innoventure Management, L.L.C., the general partner of the funds comprising the Bear Stearns Health Innoventures group.

Loans to Executive Officer

      In October 2001, we provided loans to Dr. Rudnic, our president, chief executive officer, treasurer and a director, and two trusts affiliated with Dr. Rudnic, that are evidenced by full recourse notes in the aggregate principal amount of $121,500. The notes bear interest at a fixed annual interest rate of 5.5%, with the interest payable annually, and mature in October 2006. The proceeds from these notes were used to exercise options to acquire 540,000 shares of our common stock. The loans are secured by 540,000 shares of our common stock issued to Dr. Rudnic and the two trusts, plus any additional shares acquired by these holders. Following exercise, Dr. Rudnic transferred by gift a total of 50,000 shares of our common stock to five family members. The shares of common stock remain pledged to secure the loan to Dr. Rudnic. As of June 30, 2003, the total amount outstanding under the loans was $126,004, including accrued interest.

Consulting Arrangements

      In December 2002, we entered into a consulting arrangement with Mr. Isbister, the chairman of our board of directors, which provides for a payment to Mr. Isbister of $60,000 per year in exchange for consulting services.

      In August 2000, we entered into a consulting agreement with Jenefir D. Isbister, Ph.D., the spouse of Mr. Isbister and a professor at George Mason University, which provides for the payment to Dr. Isbister of $1,500 per day for various strategic consulting services she performs on our behalf. The original term of the consulting agreement expired in August 2001, but has since been extended. Unless renewed, the current consulting agreement will expire in December 2003. In 2002, we paid an aggregate of $65,100 to Dr. Isbister under this agreement. We have also granted options to Dr. Isbister that are exercisable for 80,000 shares of our common stock at a weighted average exercise price of $0.29 per share.

PRINCIPAL STOCKHOLDERS

      The following table shows information regarding the beneficial ownership of shares of our common stock as of July 25, 2003 for:

•	each of our directors;

•	each executive officer named in the summary compensation table;

•	all directors and executive officers as a group; and

•	each person known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

      Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of beneficial ownership is based on 30,285,930 shares of common stock outstanding as of July 25, 2003.

		Percentage of Common Stock
		Outstanding

Beneficial Owner(1)	Number of Shares	Before Offering	After Offering(2)

Five Percent Stockholders
HealthCare Ventures group(3)	16,768,033	55.4%
Bear Stearns Health Innoventures group(4)	4,444,444	14.7
Rho Management Trust, I(5)	1,937,071	6.4
Directors and Executive Officers:
James H. Cavanaugh, Ph.D.(6)	16,845,033	55.6
Harold R. Werner(7)	16,845,033	55.6
Elizabeth Czerepak(8)	4,444,444	14.7
Edward M. Rudnic, Ph.D.(9)	1,780,000	5.9
James D. Isbister(10)	585,000	1.9
Wayne T. Hockmeyer, Ph.D.(11)	115,000	*
R. Gordon Douglas, Jr., M.D.(12)	92,000	*
Colin E. Rowlings, Ph.D.(13)	57,500	*
Steven A. Shallcross	50,000	*
Kevin S. Sly(14)	45,000	*
All directors and executive officers as a group (11 persons)(15)	24,110,977	78.7%

*	less than 1%

(1)	Unless otherwise indicated, the address of each person is c/o Advancis Pharmaceutical Corporation, 20425 Seneca Meadows Parkway, Germantown, Maryland 20876.

(2)	Assumes no shares are purchased in this offering by the listed persons.

(3)	Includes 6,643,141 shares beneficially owned by HealthCare Ventures V, L.P. and 10,124,892 shares beneficially owned by HealthCare Ventures VI, L.P. The address for the HealthCare Ventures entities is 44 Nassau Street, Princeton, New Jersey 08542.

(4)	Includes 2,555,921 shares beneficially owned by BX, L.P., 643,205 shares beneficially owned by Bear Stearns Health Innoventures, L.P., 529,139 shares beneficially owned by Bear Stearns Health

Innoventures Offshore, L.P., 417,234 shares beneficially owned by Bear Stearns Health Innoventures Employee Fund, L.P. and 298,945 shares held by BSHI Members, L.L.C. The address for the Bear Stearns Health Innoventures entities is 383 Madison Avenue, New York, New York 10179.

(5)	The address of Rho Management Trust, I is c/o Rho Management Company, Inc., Carnegie Hall Towers, 152 W. 57th Street, New York, New York 10019.

(6)	Dr. Cavanaugh is a general partner of HealthCare Partners V, L.P. and HealthCare Partners VI, L.P., which are the general partners of HealthCare Ventures V, L.P. and HealthCare Ventures VI, L.P., respectively. In such capacity he may be deemed to share voting and investment power with respect to 6,643,141 shares beneficially owned by HealthCare Ventures V, L.P. and 10,124,892 shares beneficially owned by HealthCare Ventures VI, L.P., each of which is a venture capital investment affiliate of HealthCare Ventures LLC. Dr. Cavanaugh disclaims beneficial ownership of the shares owned by these funds, except to the extent of his proportionate pecuniary interest therein. Dr. Cavanaugh’s beneficially owned shares also include 22,250 shares of restricted stock that remain subject to vesting and 30,000 shares issuable upon exercise of options that are exercisable within 60 days. The shares issuable upon the exercise of such options, depending on the date of exercise, may be subject to vesting. Dr. Cavanaugh’s address is c/o HealthCare Ventures LLC, 44 Nassau Street, Princeton, New Jersey 08542.

(7)	Mr. Werner is a general partner of HealthCare Partners V, L.P. and HealthCare Partners VI, L.P. which are the general partners of HealthCare Ventures V, L.P. and HealthCare Ventures VI, L.P., respectively. In such capacity he may be deemed to share voting and investment power with respect to 6,643,141 shares beneficially owned by HealthCare Ventures V, L.P. and 10,124,892 shares beneficially owned by HealthCare Ventures VI, L.P. Mr. Werner disclaims beneficial ownership of the shares owned by these funds, except to the extent of his proportionate pecuniary interest therein. Mr. Werner’s beneficially owned shares also include 24,750 shares held by the Werner Family Investment Limited Partnership, 22,250 shares of restricted stock that remain subject to vesting and 30,000 shares issuable upon exercise of options that are exercisable within 60 days. The shares issuable upon the exercise of options, depending on the date of exercise, may be subject to vesting. Mr. Werner’s address is c/o HealthCare Ventures LLC, 44 Nassau Street, Princeton, New Jersey 08542.

(8)	Ms. Czerepak is a member of Bear Stearns Health Innoventures Management L.L.C., which serves as the general partner of the funds comprising the Bear Stearns Health Innoventures group, and is an employee of Bear Stearns Asset Management Inc., the managing member of Bear Stearns Health Innoventures Management L.L.C. In such capacity, she may be deemed to share voting and investment power with respect to the 4,444,444 shares beneficially owned by the Bear Stearns Health Innoventures group. Ms. Czerepak disclaims beneficial ownership of the shares owned by the funds constituting such group except to the extent of her proportionate pecuniary interest therein. Ms. Czerepak’s address is c/o Bear Stearns Asset Management Inc., 583 Madison Ave., New York, New York 10179.

(9)	Includes 210,000 shares that remain subject to vesting and 90,000 shares issuable upon exercise of options that are exercisable within 60 days. Also includes 160,000 shares held by the Elizabeth Ashley Rudnic Special Trust, of which 30,000 are shares of restricted stock that remain subject to vesting, and 160,000 shares held by the Megan Valentina Rudnic Special Trust, of which 30,000 are shares of restricted stock that remain subject to vesting. Dr. Rudnic disclaims beneficial ownership of all shares held in the trusts.

(10)	Includes 460,000 shares held in trust for the benefit of Mr. Isbister, of which 150,000 are shares of restricted stock that remain subject to vesting. Also includes 45,000 shares issuable upon exercise of options that are exercisable within 60 days, of which 41,250 would be shares of restricted stock subject to vesting. Also includes 80,000 shares held by Dr. Jenefir D. Isbister, 5,000 of which are shares of restricted stock that remain subject to vesting and 60,000 of which are issuable upon exercise of options that are exercisable within 60 days. Of Dr. Isbister’s shares issuable upon exercise of options, 55,000 would be shares of restricted stock subject to vesting. Mr. Isbister disclaims beneficial ownership of all shares held by Dr. Isbister.

(11)	Includes 65,000 shares held in trust for the benefit of Dr. Hockmeyer’s son, of which 51,250 are shares of restricted stock that remain subject to vesting. Dr. Hockmeyer disclaims beneficial ownership of all shares held in the trust.

(12)	Includes 41,000 shares of restricted stock that remain subject to vesting.

(13)	Includes 37,500 shares issuable upon exercise of options that are exercisable within 60 days.

(14)	Represents 45,000 shares issuable upon exercise of options that are exercisable within 60 days.

(15)	Includes 16,768,033 shares beneficially owned by HealthCare Ventures group that are attributed to Dr. Cavanaugh and Mr. Werner. Also includes 561,750 shares of restricted stock that remain subject to vesting and 357,500 shares issuable upon exercise of options that are exercisable within 60 days. Of the shares issuable upon exercise of options, 156,250 would be shares of restricted stock subject to vesting.

DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which we have included as exhibits to the registration statement of which this prospectus forms a part.

      Upon the closing of this offering, our authorized capital stock will consist of 225 million shares of common stock, par value $0.01 per share, and 25 million shares of undesignated preferred stock, par value $0.01 per share. Immediately following the completion of this offering, an aggregate of                 shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding.

Common Stock

      As of July 25, 2003, there were 30,285,930 shares of our common stock outstanding (as adjusted to reflect the conversion of all shares of our preferred stock upon the closing of this offering) held of record by 60 stockholders. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. The holders of our common stock are entitled to dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future.

      Our certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future.

      Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are, and the shares offered by us in this offering will be, fully paid and non-assessable.

Preferred Stock

      As of July 25, 2003, we had issued and outstanding 2,000,000 shares of Series A Redeemable Convertible Preferred Stock, 2,000,000 shares of Series B Redeemable Convertible Preferred Stock, 4,010,000 shares of Series C Redeemable Convertible Preferred Stock, 7,999,999 shares of Series D Redeemable Convertible Preferred Stock and 11,555,556 shares of Series E Redeemable Convertible Preferred Stock. As of the closing of this offering, none of such shares of our preferred stock will be outstanding. Under our amended and restated certificate of incorporation, our board of directors, without any further action by our stockholders, will be authorized to issue shares of our undesignated preferred stock in one or more classes or series. The board may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company. We currently have no plans to issue any shares of preferred stock.

Registration Rights

      As of the closing date of this offering, all shares of our preferred stock will convert into an aggregate of 27,565,555 shares of our common stock. We have entered into an agreement with the holders of such stock pursuant to which the holders are entitled to registration rights with respect to their shares. The holders of at least 50% of the securities with registration rights can require us to register all or part of their shares. Following such demand registration, any such holder may additionally require us to register its shares with registration rights, provided that the aggregate offering price of such registration would exceed $5,000,000. We are not obligated to file more than two registration statements under these demand registration provisions if all shares required to be registered by holders are sold substantially on the price and terms offered in the registration statements. If we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering. Further, the holders may require us, no more than twice annually, to file registration statements of Form S-2 or Form S-3 when we are eligible to use that form. We are generally responsible for all of the expenses associated with these registrations, including the reasonable fees and expenses of counsel acting on behalf of the holders; however we are not responsible for the costs of underwriters’ discounts and commissions.

Warrants

      In connection with the commencement of a lease for the our premises in December 2001, we granted to the lessor a freely exercisable warrant to purchase up to 20,000 shares of our common stock at an exercise price of $1.25 per share. The expiration date of the warrant is December 1, 2010.

      In January 2001, we entered into a $1,500,000 line of credit facility to finance the purchase of specified equipment. In connection with the line of credit, we issued to the lender’s assignee warrants to purchase such number of shares of our common stock equal to 4% of the amount of funds drawn by us divided by a per share exercise price of $1.25. As of June 30, 2003, based on actual draw downs, we have issued warrants to purchase 42,151 shares of common stock to the lender’s assignee.

      In February 2002, we entered into a $2,000,000 line of credit to finance the purchase of specified equipment based on lender approved equipment schedules. In connection with the line of credit, we agreed to issue the lender warrants to purchase such number of shares of our common stock equal to 2% of the funds drawn by us divided by a per share exercise price of $2.25. As of June 30, 2003, based on actual drawdowns, we have issued warrants to purchase 4,691 shares of common stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

      Effect of Delaware Anti-takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

      Certificate of Incorporation and Bylaw Provisions. Our certificate of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

      Classified Board of Directors. Our certificate of incorporation and bylaws provide for our board to be divided into three classes of directors serving staggered, three year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors.

      Authorized but Unissued or Undesignated Capital Stock. At the closing of this offering, our authorized capital stock will consist of 225 million shares of common stock and 25 million shares of preferred stock. After this offering, we will have                     outstanding shares of common stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by our board of directors in one or more transactions. In this regard, our certificate of incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the authority of the board described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. Our board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

      Special Meetings of Stockholders. Our certificate of incorporation and bylaws provide that special meetings of our stockholders may be called only by our board of directors, by our chairman of the board of directors or by our Chief Executive Officer.

      Notice Procedures. Our bylaws establish advance notice procedures with respect to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the meeting. Generally, to be timely, notice must be received by our Secretary not more than 90 or less than 120 days prior to the meeting. The notice must contain certain information specified in the bylaws.

      Limitation of Director Liability. Our certificate of incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

      Indemnification Arrangements. Our certificate of incorporation and bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Listing

      We have applied to have our common stock approved for quotation on The NASDAQ National Market under the symbol “AVNC.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

      Upon the completion of this offering, we will have                     shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option.

      The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of July 25, 2003, and excludes:

•	2,636,125 shares of common stock issuable upon the exercise of outstanding stock options at a weighed average exercise price of $0.31 per share; and

•	66,842 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.32 per share.

      Of the outstanding shares, the                     shares sold in this offering and any shares issued upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction under the Securities Act, except that any shares held by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining 30,285,930 shares of common stock will be deemed “restricted securities” as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for a resale under Rules 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

Number of Shares	Date

After 180 days from the date of this prospectus, the 180-day lock-up is released and these shares will be freely tradable under Rule 144 (subject, in some cases, to volume limitations) or Rule 144(k)
After 180 days from the date of this prospectus, the 180-day lock-up will be released and these shares will be freely tradable under Rule 701 (subject, in some cases, to repurchase by us and volume limitations)
After 180 days from the date of this prospectus, these restricted securities will have been held for less than one year and will not yet be freely tradable under Rule 144

Rule 144

      In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell those shares. Persons who have owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an “affiliate,” is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Rule 701

      In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

      The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of those options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by “affiliates” under Rule 144 without compliance with its one year minimum holding period requirement.

Stock Options

      As of June 30, 2003, options to purchase a total of 2,801,125 shares of common stock were outstanding, of which 428,950 were vested. We intend to file a Form S-8 registration statement under the Securities Act to register all shares of common stock issuable under our stock incentive plan. Accordingly, shares of common stock underlying these options will be eligible for sale in the public markets, subject to vesting restrictions or the lock-up agreements described below.

Lock-Up Agreements

      Our directors, officers and stockholders have agreed under lock-up agreements that they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any security which may be converted into or exchanged or exercised for any common stock without the prior written consent of Lehman Brothers for a period of 180 days from the date of this prospectus.

      In addition, we have agreed that for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Lehman Brothers, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any common stock.

Registration Rights

      Following this offering, under specified circumstances and subject to customary conditions, holders of 27,565,555 shares of our outstanding common stock will have demand registration rights with respect to their shares of common stock, subject to the 180-day lock-up arrangement described above, to require us to register their shares of common stock under the Securities Act, and rights to participate in any future registrations of securities. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock — Registration Rights.”

UNDERWRITING

      Under the terms of an Underwriting Agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc. and Pacific Growth Equities, LLC are acting as representatives, have severally agreed to purchase from us the respective number of shares of common stock opposite their names below:

Underwriters	Number of Shares

Lehman Brothers
Pacific Growth Equities, LLC

      The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Over-Allotment Option

      We have granted the underwriters a 30-day option after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                               shares at the public offering price less underwriting discounts and commissions. The option may be exercised to cover over-allotments, if any, made in connection with the offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the preceding table.

Commissions and Expenses

      The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ overallotment option to purchase                               additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to purchase the shares from us.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

      The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $          per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $                    per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      We estimate that the expenses of the offering that are payable by us will be approximately $                    .

      We have applied for quotation of our common stock on The NASDAQ National Market under the symbol “AVNC.”

Lock-up Agreements

      We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus. Our directors, officers and stockholders have agreed under lock-up agreements not to, without the prior written consent of

Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus.

Offering Price Determination

      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The factors that the representatives will consider in determining the public offering price include:

•	the history and prospects for the industry in which we compete;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

      The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchasers for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Directed Shares

      At our request, the underwriters have reserved up to a maximum of                      shares of the common stock offered by this prospectus for sale to our directors, employees, their nominees and persons with business relationships with us, at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the date following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

Discretionary Accounts

      The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

      Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada where the sale is made.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by McCarter & English, LLP. Certain legal matters in connection with the offering will be passed upon for the underwriters by Coudert Brothers LLP.

EXPERTS

      The financial statements of Advancis Pharmaceutical Corporation as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission under the Securities Act a registration statement on Form S-1 relating to the shares of common stock we are offering by this prospectus. This prospectus, which constitutes part of the registration statement filed with the Commission, does not contain all the information included in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, you should refer to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and, where the contract, agreement or other document is an exhibit to the registration statement, any statement with respect to such contract, agreement or document is qualified by the provisions of such exhibit. You may examine a copy of the registration statement, including the exhibits, at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain a copy of a portion of the registration statement from the public reference room upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The Commission maintains a website that contains periodic reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the website is http://www.sec.gov.

      As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission.

ADVANCIS PHARMACEUTICAL CORPORATION

TABLE OF CONTENTS

Page(s)

Report of Independent Auditors	F-2
Financial Statements:
Balance Sheets	F-3
Statements of Operations	F-4
Statement of Stockholders’ Deficit	F-5
Statements of Cash Flows	F-6
Notes to Financial Statements	F-7 - F-21

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and

Stockholders of Advancis Pharmaceutical Corporation

      In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Advancis Pharmaceutical Corporation (the “Company”) (a development stage enterprise) at December 31, 2001 and December 31, 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

July 25, 2003

McLean, Virginia

ADVANCIS PHARMACEUTICAL CORPORATION

(A Development Stage Enterprise)

BALANCE SHEETS

	December 31,		As of
			June 30,
	2001	2002	2003

			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$10,187,189	$4,059,911	$244,582
Short-term investments	6,284,860	—	—
Prepaid expenses and other current assets	6,714	172,512	335,107

Total current assets	16,478,763	4,232,423	579,689

Property and equipment, net	1,744,512	2,693,208	7,219,202
Restricted cash	—	1,438,538	1,438,538
Deposits	134,300	488,854	1,592,827
Notes receivable	121,500	121,500	121,500
Intangible assets, net	96,000	84,000	78,000

Total assets	$18,575,075	$9,058,523	$11,029,756

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$275,059	$758,773	$1,593,139
Accrued expenses	520,624	830,980	3,060,636
Line of credit — current portion	345,354	595,704	651,116
Convertible notes payable	—	—	5,091,389

Total current liabilities	1,141,037	2,185,457	10,396,280
Line of credit — non current portion	744,528	1,060,230	699,313
Note payable	—	75,000	75,000
Deferred credit on lease concession	—	—	809,259

Total liabilities	1,885,565	3,320,687	11,979,852

Commitments and contingencies
Mandatorily redeemable convertible preferred stock:
Series A, $0.01 par value; 2,000,000 shares authorized, issued and outstanding (liquidation preference of $2,370,877, $2,607,964 and $2,740,827 at December 31, 2001, 2002 and June 30, 2003, respectively)	1,978,942	1,989,471	1,994,692
Series B, $0.01 par value; 2,000,000 shares authorized, issued and outstanding (liquidation preference of $2,786,164, $3,064,781 and $3,218,870 at December 31, 2001, 2002 and June 30, 2003, respectively)	2,476,712	2,488,355	2,494,130
Series C, $0.01 par value; 4,010,000 shares authorized, issued and outstanding (liquidation preference of $6,428,634, $7,071,498 and $7,427,037 at December 31, 2001, 2002 and June 30, 2003, respectively)	5,981,200	5,998,100	6,006,480
Series D, $0.01 par value; 6,666,666 shares authorized, issued and outstanding at December 31, 2001 and 7,999,999 shares authorized, issued and outstanding at December 31, 2002 and June 30, 2003 (liquidation preference of $15,275,341, $20,071,641 and $21,080,800 at December 31, 2001, 2002 and June 30, 2003, respectively)	14,954,316	17,963,369	17,981,354

Total mandatorily redeemable convertible preferred stock	25,391,170	28,439,295	28,476,656

Stockholders’ deficit:
Common stock, $0.01 par value; 22,000,000 shares authorized at December 31, 2001 and 23,333,333 shares authorized at December 31, 2002 and June 30, 2003; 2,457,250, 2,518,750 and 2,523,875 shares issued and outstanding at December 31, 2001, 2002 and June 30, 2003, respectively	24,573	25,188	25,239
Capital in excess of par value	276,606	503,173	6,180,246
Deferred stock-based compensation	—	(102,986)	(5,015,940)
Deficit accumulated during the development stage	(9,002,839)	(23,126,834)	(30,616,297)

Total stockholders’ deficit	(8,701,660)	(22,701,459)	(29,426,752)

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ deficit	$18,575,075	$9,058,523	$11,029,756

The accompanying notes are an integral part of these financial statements.

ADVANCIS PHARMACEUTICAL CORPORATION

(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS

				Six Months Ended		For the Period from
	Year Ended December 31,			June 30,		January 1, 2000
						(Date of Inception)
	2000	2001	2002	2002	2003	to June 30, 2003

				(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$—	$—	$—	$—	$—	$—

Cost and expenses:
Research and development	1,133,014	5,295,308	10,855,130	4,660,989	5,537,966	22,821,418
General and administrative	751,962	1,958,602	3,323,879	1,523,214	1,853,342	7,887,785

Total expenses	1,884,976	7,253,910	14,179,009	6,184,203	7,391,308	30,709,203

Loss from operations	(1,884,976)	(7,253,910)	(14,179,009)	(6,184,203)	(7,391,308)	(30,709,203)
Interest income	66,713	183,641	338,135	245,276	35,451	623,940
Interest expense	—	(114,307)	(235,506)	(161,114)	(133,606)	(483,419)
Other expense	—	—	(47,615)	—	—	(47,615)

Net loss	(1,818,263)	(7,184,576)	(14,123,995)	(6,100,041)	(7,489,463)	(30,616,297)
Accretion of issuance costs of mandatorily redeemable convertible preferred stock	(11,887)	(37,594)	(73,925)	(35,945)	(37,361)	(160,767)

Net loss applicable to common stockholders	$(1,830,150)	$(7,222,170)	$(14,197,920)	$(6,135,986)	$(7,526,824)	$(30,777,064)

Basic and diluted net loss per share applicable to common stockholders	$(2.39)	$(6.88)	$(8.95)	$(4.19)	$(4.03)

Shares used in calculation of basic and diluted net loss per share	764,712	1,049,915	1,587,117	1,465,294	1,869,276

The accompanying notes are an integral part of these financial statements.

ADVANCIS PHARMACEUTICAL CORPORATION

(A Development Stage Enterprise)

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

					Deficit
					Accumulated
			Capital in	Deferred	During the	Total
		Par	Excess of	Stock-Based	Development	Stockholders’
	Shares	Value	Par Value	Compensation	Stage	Deficit

Balance at January 1, 2000 (Inception)	1,360,000	$13,600	$106,400	$—	$—	$120,000
Accretion of issuance costs of mandatorily redeemable convertible preferred stock	—	—	(11,887)	—	—	(11,887)
Net loss	—	—	—	—	(1,818,263)	(1,818,263)

Balance at December 31, 2000	1,360,000	13,600	94,513	—	(1,818,263)	(1,710,150)
Issuance of restricted stock	1,097,250	10,973	219,687	—	—	230,660
Accretion of issuance costs of mandatorily redeemable convertible preferred stock	—	—	(37,594)	—	—	(37,594)
Net loss	—	—	—	—	(7,184,576)	(7,184,576)

Balance at December 31, 2001	2,457,250	24,573	276,606	—	(9,002,839)	(8,701,660)
Issuance of restricted stock	61,500	615	12,218	—	—	12,833
Accretion of issuance costs of mandatorily redeemable convertible preferred stock	—	—	(73,925)	—	—	(73,925)
Issuance of stock options for services	—	—	155,334	—	—	155,334
Deferred stock-based compensation	—	—	132,940	(132,940)	—	—
Amortization of deferred stock-based compensation	—	—	—	29,954	—	29,954
Net loss	—	—	—	—	(14,123,995)	(14,123,995)

Balance at December 31, 2002	2,518,750	25,188	503,173	(102,986)	(23,126,834)	(22,701,459)
Unaudited activity:
Issuance of restricted stock	5,125	51	1,605	—	—	1,656
Accretion of issuance costs of mandatorily redeemable convertible preferred stock	—	—	(37,361)	—	—	(37,361)
Issuance of stock options for services	—	—	519,503	—	—	519,503
Deferred stock-based compensation	—	—	5,193,326	(5,193,326)	—	—
Amortization of deferred stock-based compensation	—	—	—	280,372	—	280,372
Net loss	—	—	—	—	(7,489,463)	(7,489,463)

Balance at June 30, 2003 (Unaudited)	2,523,875	$25,239	$6,180,246	$(5,015,940)	$(30,616,297)	$(29,426,752)

The accompanying notes are an integral part of these financial statements.

ADVANCIS PHARMACEUTICAL CORPORATION

(A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS

						For the
						Period from
				Six Months Ended		January 1,
	Year Ended December 31,			June 30,		2000 (Date of
						Inception) to
	2000	2001	2002	2002	2003	June 30, 2003

				(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(1,818,263)	$(7,184,576)	$(14,123,995)	$(6,100,041)	$(7,489,463)	$(30,616,297)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	34,033	245,007	502,981	216,987	274,661	1,056,682
Stock-based compensation	—	—	185,288	—	799,875	985,163
Amortization of deferred credit on lease concession	—	—	—	—	(20,751)	(20,751)
Interest accrued on convertible notes	—	—	—	—	91,389	91,389
Changes in assets and liabilities:
Prepaid expenses and other current assets	(130,431)	40,932	(83,013)	(95,371)	(162,595)	(335,107)
Others	(106,285)	(4,958)	(71,308)	—	(2,720)	(185,271)
Accounts payable	148,390	126,669	483,714	339,915	834,366	1,593,139
Accrued expenses	148,167	372,457	310,356	47,701	2,229,656	3,060,636

Net cash used in operating activities	(1,724,389)	(6,404,469)	(12,795,977)	(5,590,809)	(3,445,582)	(24,370,417)

Cash flows from investing activities:
Purchase of short-term investments	—	(6,202,075)	—	—	—	(6,202,075)
Sale of short-term investments	—	—	6,202,075	5,487,892	—	6,202,075
Purchases of property and equipment	(520,151)	(1,479,401)	(1,439,677)	(656,397)	(4,794,655)	(8,233,884)
Deposits on property and equipment	(115,750)	92,693	(283,246)	(105,767)	(1,101,253)	(1,407,556)
Restricted cash	—	—	(1,438,538)	(497,738)	—	(1,438,538)
Landlord lease concession	—	—	—	—	830,010	830,010

Net cash from (used in) investing activities	(635,901)	(7,588,783)	3,040,614	4,227,990	(5,065,898)	(10,249,968)

Cash flows from financing activities:
Proceeds from lines of credit	—	1,317,224	1,019,866	472,948	—	2,337,090
Proceeds from note payable	—	—	75,000	—	—	75,000
Payments on lines of credit	—	(227,342)	(453,814)	(177,059)	(305,505)	(986,661)
Proceeds from convertible notes payable	—	—	—	—	5,000,000	5,000,000
Proceeds from issuance of common stock	—	109,160	12,833	8,213	1,656	123,649
Proceeds from issuance of mandatorily redeemable convertible preferred stock, net of issuance costs	4,421,594	20,920,095	2,974,200	2,974,200	—	28,315,889

Net cash from financing activities	4,421,594	22,119,137	3,628,085	3,278,302	4,696,151	34,864,967

Net increase/(decrease) in cash and cash equivalents	2,061,304	8,125,885	(6,127,278)	1,915,483	(3,815,329)	244,582
Cash and cash equivalents, beginning of period	—	2,061,304	10,187,189	10,187,189	4,059,911	—

Cash and cash equivalents, end of period	$2,061,304	$10,187,189	$4,059,911	$12,102,672	$244,582	$244,582

Supplemental disclosure:
Cash paid for interest, net of interest capitalized	$—	$114,287	$211,393	$160,839	$133,606	$459,286

Non-cash financing transactions:
Exercise of stock option for note receivable	$—	$121,500	$—	$—	$—	$121,500

Accretion of issuance costs of mandatorily redeemable convertible preferred stock	$11,887	$37,594	$73,925	$35,945	$37,361	$160,767

Common stock issued for intangible assets	$120,000	$—	$—	$—	$—	$120,000

The accompanying notes are an integral part of these financial statements.

ADVANCIS PHARMACEUTICAL CORPORATION

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

1.     Nature of the Business

      Advancis Pharmaceutical Corporation (the “Company”), formerly Advanced Pharma, Inc., was incorporated in Delaware in December 1999 and commenced operations on January 1, 2000. The Company has focused on the development of anti-infective pharmaceutical formulations that will provide the convenience of once-a-day dosing with improved therapeutic advantages for ailments such as sinusitis, respiratory tract infections, urinary tract infections, diabetic foot ulcers and post-surgical infections. The Company intends to develop and commercialize improved formulations of currently marketed anti-infective products using various means of administration and proprietary drug delivery technology, including the Company’s PULSYSTM technology. The Company plans to accomplish this through corporate partnerships for the development, sale and marketing of some of these products, while retaining rights to develop, sell and market others. Since its inception, the Company has devoted substantially all of its efforts to business planning, research and development, recruiting management and technical staff, acquiring operating assets and raising capital. Accordingly, the Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting for Development Stage Enterprises.”

      The Company’s expected activities will necessitate significant uses of working capital throughout 2003 and beyond. Additionally, the Company’s capital requirements will depend on many factors, including the success of the Company’s research and development efforts, payments received under contractual agreements with other parties, if any, and the status of competitive products. The Company plans to continue financing operations with preferred stock sales.

2.     Summary of Significant Accounting Policies

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

      Cash equivalents are highly liquid investments with a maturity of three months or less at date of purchase and consist of time deposits and investments in money market funds with commercial banks and financial institutions and high-quality corporate bonds. Also, the Company maintains cash balances with financial institutions in excess of insured limits. The Company does not anticipate any losses with such cash balances. At December 31, 2001 and 2002, the Company maintained all of its cash and cash equivalents in three financial institutions.

Fair Value of Financial Instruments

      The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, short-term investments, the notes payable and line of credit borrowings, approximate their fair values due to their short maturities.

Investments

      The Company classifies all of its investments as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as a component of stockholders’ deficit in

ADVANCIS PHARMACEUTICAL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

comprehensive income (loss). At December 31, 2001, the unrealized gain on available-for-sale securities was de minimus. Investments available for current operations are classified in the balance sheet as current assets; investments held for long-term purposes are classified as noncurrent assets. Interest income and realized gains and losses on securities are included in “Interest income” in the statements of operations.

Comprehensive Income

      SFAS No. 130, “Reporting Comprehensive Income,” requires a full set of general-purpose financial statements to be expanded to include the reporting of “comprehensive income.” Comprehensive income is comprised of two components, net income and other comprehensive income. For the years ended December 31, 2000, 2001 and 2002, there were no items of other comprehensive income.

Property and Equipment

      Property and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations. Repairs and maintenance costs are expensed as incurred.

Intangible Assets

      Intangible assets consist of the cost of capitalized patent applications. Patents are carried at cost amounting to $120,000, less accumulated amortization which is calculated on a straight-line basis over the legal, estimated useful lives of the patents, not to exceed 20 years. The Company periodically reviews the carrying value of patents to determine whether the carrying amount of the patent is recoverable. For the years ended December 31, 2001 and 2002, there were no adjustments to the carrying values of patents. The Company is amortizing the cost of the patent applications over a period of ten years. Ownership of all of its patents is retained by the Company in all its transactions. Amortization expense for each of the years ended December 31, 2000, 2001 and 2002 was $12,000. Accumulated amortization as of December 31, 2001 and 2002 is $24,000 and $36,000, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years is $12,000.

Revenue Recognition

      Corporate partner revenues include license fees and milestone payments associated with collaborations with third parties. Revenue from non-refundable, upfront license fees where the Company has continuing involvement is recognized ratably over the development or agreement period. Revenue associated with performance milestones is recognized based upon the achievement of the milestones, as defined in the respective agreements. Royalties from licensees are based on third-party sales of licensed products and will be recorded in accordance with contract terms when third-party results are reliably measurable and collectibility is reasonably assured.

Research and Development

      The Company expenses research and development costs as incurred. Research and development costs primarily consist of salaries and related expenses for personnel and capital resources. Other research and development expenses include fees paid to consultants and outside service providers and the costs of materials used in clinical trials and research and development.

ADVANCIS PHARMACEUTICAL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Impairment of Long-Lived Assets

      SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” establishes accounting standards for the impairment of long-lived assets. The Company reviews its long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If this review indicates that the asset will not be recoverable based on the expected undiscounted net cash flows of the related asset, an impairment loss is recognized. There were no impairment losses recognized in 2000, 2001 and 2002.

Accounting for Stock-Based Compensation

      Employee stock awards under the Company’s compensation plans are accounted for in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No compensation cost has been recognized for employee stock-based compensation in 2000 and 2001, as all options granted during those years had an exercise price equal to the market value of the underlying common stock on the date of grant. During 2002 and the six month period ending June 30, 2003, stock options were granted with an exercise price which was below the estimated fair market value of the common stock at the date of grant. Deferred stock-based compensation of $132,940 and $5,193,326 (unaudited) was recorded during 2002 and the six month period ending June 30, 2003, respectively in accordance with APB 25, and will be amortized over the related vesting period of the options. The Company recorded stock-based compensation expense of $29,954 and $280,372 (unaudited) during 2002 and the six month period ending June 30, 2003, respectively.

      The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Because options vest over several years and additional option grants are expected to be made in future years, the pro forma results are not representative of the pro forma results for future years.

	December 31			Six Months Ended June 30

	2000	2001	2002	2002	2003

				(Unaudited)
Net loss, as reported	$(1,818,263)	$(7,184,576)	$(14,123,995)	$(6,100,041)	$(7,489,463)
Add — Total stock-based compensation expense determined under the intrinsic value method	—	—	29,954	—	280,372
Less — Total stock-based compensation expense determined under the fair value based method for all awards	(3,253)	(88,579)	(161,755)	(63,626)	(468,390)

Pro forma net loss	(1,821,516)	(7,273,155)	(14,255,796)	(6,163,667)	(7,677,481)
Accretion of issuance costs of mandatorily redeemable convertible preferred stock	(11,887)	(37,594)	(73,925)	(35,945)	(37,361)

Pro forma net loss applicable to common stockholders	(1,833,403)	(7,310,749)	(14,329,721)	(6,199,612)	(7,714,842)

Net loss per share:
Basic and diluted, as reported	$(2.39)	$(6.88)	$(8.95)	$(4.19)	$(4.03)

Basic and diluted, pro forma	$(2.40)	$(6.96)	$(9.03)	$(4.23)	$(4.13)

ADVANCIS PHARMACEUTICAL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

     The weighted average fair value of options granted during 2000, 2001 and 2002 was $0.14, $0.24 and $0.31 per share, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions for grants in 2000, 2001 and 2002:

	December 31,

	2000	2001	2002

Expected life (in years)	5	4	5
Risk-free interest rate	3.62% to 4.88%	5.94%	3.19% — 4.7%
Volatility	100%	80%	80%
Dividend yield	0%	0%	0%

Income Taxes

      The Company accounts for income taxes by the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Restricted Cash

      During 2002, the Company established a cash deposit account in the amount of $497,738 that is pledged as collateral for a line of credit (see Note 4). Also, in conjunction with the lease of the office and laboratory space building, the Company provided the landlord with a letter of credit, which was collateralized with a restricted cash deposit in the amount of $940,800 (see Note 12). These deposits are recorded as non-current restricted cash at December 31, 2002.

Earnings Per Share

      Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed based on the weighted average shares outstanding adjusted for all dilutive potential common shares. The dilutive impact, if any, of common stock equivalents outstanding during the period, including outstanding stock options and warrants, is measured by the treasury stock method. The dilutive impact, if any, of the Company’s redeemable convertible preferred stock is measured using the if-converted method. Potential common shares are not included in the computation of diluted earnings per share if they are antidilutive. The Company incurred net losses for 2000, 2001 and 2002 and, accordingly, did not assume exercise or conversion of any of the Company’s outstanding stock options, warrants or redeemable convertible preferred stock because to do so would be antidilutive.

ADVANCIS PHARMACEUTICAL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following are the securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented:

	December 31,			June 30,

(Number of Shares)	2000	2001	2002	2002	2003

				(Unaudited)	(Unaudited)
Preferred stock	4,000,000	14,676,667	16,009,999	16,009,999	16,009,999
Stock options	240,000	1,049,150	1,544,950	1,324,650	2,801,125
Nonvested restricted stock	—	1,032,500	908,000	908,000	565,750
Warrants	20,000	62,151	66,842	62,151	66,842
Convertible notes	—	—	—	—	2,263,272

Total	4,260,000	16,820,468	18,529,791	18,304,800	21,706,988

Recent Accounting Pronouncements

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 addresses issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities. The scope of SFAS 146 includes costs to terminate contracts that are not capital leases, costs to consolidate facilities or relocate employees and termination benefits provided to employees who are involuntarily terminated under terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual compensation contract. The provisions of the Statement are effective for exit or disposal activities initiated after December 31, 2002. The Company anticipates that the adoption of SFAS 146 will not have an impact on the Company’s financial position, results of operations or cash flows.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition and additional disclosure requirements and the new interim disclosure provisions are effective for fiscal years ending after December 15, 2002 and for the first interim period beginning after December 15, 2002, respectively.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003, except that the provisions of SFAS 149 that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003 should continue to be applied in accordance with their respective effective dates. The Company is reviewing the provisions of SFAS 149 and does not anticipate that the adoption will have a material impact on the Company’s financial condition or results of operations.

      In May 2003, the FASB issued SFAS No. 150 “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an

ADVANCIS PHARMACEUTICAL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Company does not anticipate that the adoption of SFAS 150 will have a material impact on the Company’s financial condition or results of operations.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the existing disclosure requirements for most guarantees, and clarifies that at the time a company issues a guarantee, the Company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. In accordance with FIN 45, the Company is required to disclose the nature and potential future payments under existing guarantees as of December 31, 2002. The Company has no guarantees within the scope of FIN 45 as of December 31, 2002.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the consolidation provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company has not entered into any contractual relationships with a variable interest entity as of December 31, 2002.

3.     Property and Equipment

      Property and equipment consist of the following:

	Estimated	December 31,
	Useful Life
	(Years)	2001	2002

Construction in progress		$152,614	$474,608
Computer equipment	3	153,818	373,855
Furniture and fixtures	5	162,809	537,953
Equipment	3-10	1,497,215	1,977,037
Leasehold improvements	2	33,096	75,776

		1,999,552	3,439,229
Less — accumulated depreciation		(255,040)	(746,021)

		$1,744,512	$2,693,208

      Depreciation expense for the years ended December 31, 2000, 2001 and 2002 was $22,033, $233,007, $490,981, respectively.

      During the six-month period ending June 30, 2003, the Company expended approximately $4,795,000 (unaudited) for the construction of its headquarters and purchase of equipment.

ADVANCIS PHARMACEUTICAL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.     Borrowings

      The Company’s obligations on borrowings are as follows:

	December 31,

	2001	2002

Lines of credit	$1,089,882	$1,655,934
Montgomery County note payable	—	75,000

	$1,089,882	$1,730,934

      Principal payments under borrowings are as follows:

Year Ending December 31,

2003	$595,704
2004	597,599
2005	309,832
2006	201,962
2007	25,837

1,730,934
Less: Current portion	(595,704)

$1,135,230

Lines of Credit

      In January 2001, the Company entered into a $1,500,000 line of credit facility to finance the purchase of specified equipment based on lender-approved equipment schedules. The implicit interest rate is 11.62%. In connection with this line of credit, the Company agreed to issue to the lender’s assignee warrants to purchase up to 48,000 shares of the Company’s common stock, subject to the aggregate amount of draw-downs under the credit facility (see Note 7). The Company has granted a security interest in the assets purchased under the credit line. During 2001, the Company drew down $1,317,224 under the line of credit and repaid $227,342. During 2002, the Company repaid an additional $350,784. The balance outstanding at December 31, 2001 and 2002 was $1,089,882 and $739,098, respectively.

      In February 2002, the Company entered into a $2,000,000 line of credit facility to finance the purchase of specified equipment based on approved equipment schedules. The implicit interest rate is between 8.35% to 9.35%. In connection with the line of credit, the Company agreed to issue to the lender warrants to purchase up to 17,778 shares of the Company’s common stock, subject to the aggregate amount of draw-downs under the credit facility (see Note 7). The Company also granted to the lender’s assignee the option to invest up to $750,000 (based on the size of the round) in subsequent private equity rounds at the going price per share. During 2002, the Company drew down $527,586 under the line of credit and repaid $21,902. The balance outstanding at December 31, 2002 was $505,684.

      In March 2002, the Company entered into a $500,000 line of credit facility with a bank to finance the purchase of equipment. The interest rate will be floating 30-Day LIBOR + 250 basis points or fixed cost of funds + 250 basis points. Each drawing requires monthly repayment of principal plus interest based upon a 48-month repayment schedule. The line of credit has first lien on all assets purchased with the proceeds of this line. The Company has also opened a $497,738 restricted account (see Note 2) with the bank to be used

ADVANCIS PHARMACEUTICAL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

as collateral for this line of credit. During 2002, the Company drew down $492,280 and repaid $81,128. The balance outstanding at December 31, 2002 was $411,152.

Montgomery County Note Payable

      In December 2001, the Company entered into an Economic Development Fund Agreement with Montgomery County, Maryland. The primary purpose of the Economic Development Fund is to assist private employers who are located or planning to locate or substantially expand operations in Montgomery County. In September 2002, the Company received a $75,000 loan from the County. The loan will be amortized over 5 years from the loan disbursement date, with a moratorium on both the principal and the interest payment, until the third anniversary of the loan. The interest rate is fixed at 5% per annum. The principal and accrued interest must be repaid by the fifth anniversary of the loan disbursement date in quarterly installments with the first quarterly payment due on the 15th day of the month following the moratorium expiration date.

      According to the agreement, the County will permanently forgive part or all of the $75,000 loan principal balance together with the accrued interest if the following conditions are met:

•	$25,000 will be forgiven if the Company has made a capital investment in Montgomery County exceeding $7.5 million by the third anniversary date of loan disbursement date.

•	$25,000 will be forgiven if the Company generates at least 80% of the specified projected headcount of new full time employees by the end of 2004.

•	$25,000 will be forgiven if the Company maintains a specified number of full time employees through 2006.

      Additionally, the Company must repay the entire $75,000 if it relocates to a site outside Montgomery County, or moves all or substantial parts of its business outside the county, within 5 years of the date of the promissory note.

5.     Accrued Expenses

      Accrued expenses consist of the following:

	December 31,		June 30,

	2001	2002	2003

			(Unaudited)
Bonus accrual	$196,701	$420,000	$391,989
Accrued professional fees	56,468	237,192	338,127
Relocation accrual	107,615	88,815	131,402
Accrued research and development expenses	97,428	—	—
Insurance and benefits	—	67,329	—
Other accrued expenses	62,412	17,644	151,629
Construction costs	—	—	2,047,489

Total accrued expenses	$520,624	$830,980	$3,060,636

6.     Mandatorily Redeemable Convertible Preferred Stock

      In January 2000, the Company authorized 2,000,000 shares of preferred stock, designated as Series A Redeemable Convertible Preferred Stock (the “Series A Preferred Stock”), and issued 1,000,000 shares of Series A Preferred Stock. In June 2000, the Company issued an additional 1,000,000 shares of Series A

ADVANCIS PHARMACEUTICAL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Preferred Stock. In November 2000, the Company authorized an additional 2,000,000 shares of preferred stock, designated as Series B Redeemable Convertible Preferred Stock (the “Series B Preferred Stock”) and issued 2,000,000 shares of Series B Preferred Stock.

      In April 2001, the Company authorized an additional 4,010,000 shares of preferred stock, designated as Series C Redeemable Convertible Preferred Stock (the “Series C Preferred Stock”), and issued 4,010,000 shares of Series C Preferred Stock. In October 2001, the Company authorized an additional 6,666,666 shares of preferred stock, designated 6,666,666 shares as Series D Redeemable Convertible Preferred Stock (the “Series D Preferred Stock”), and issued 6,666,666 shares of Series D Preferred Stock. In February 2002, the Company authorized and issued an additional 1,333,333 shares of Series D Preferred Stock.

      The Series A, Series B, Series C, and Series D Preferred Stock have the following terms:

Voting

      The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote. In addition, the holders of a majority in voting power of the preferred stock are entitled to elect two of the Company’s directors.

Dividends

      The holders of the Series A, Series B, Series C and Series D Preferred Stock are entitled to receive, when and as declared by the Board of Directors and out of funds legally available, noncumulative dividends, payable in preference and priority to any payment of any dividend on common stock. No dividends or other distributions shall be made with respect to the common stock, until all declared dividends on the Series A, Series B, Series C and Series D Preferred Stock have been paid. The shares of the Series A, Series B, Series C, and Series D Preferred Stock participate ratably with each other with respect to the issuance of dividends, and senior to the common stock. Through December 31, 2002, no dividends have been declared or paid by the Company.

Liquidation Preference

      In the event of any liquidation, dissolution or winding-up of the affairs of the Company, the holders of the then outstanding Series A, Series B, Series C and Series D Preferred Stock will receive for each share an amount equal to the sum of $1.00, $1.25, $1.50 and $2.25 per share of Series A, Series B, Series C and Series D Preferred Stock, respectively, plus 10% per annum thereon, compounded annually, plus all declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding common stock. The shares of the Series A, Series B, Series C, and Series D Preferred Stock participate ratably with each other in such payments, and senior to the common stock. In addition, the holders of the Series A, Series B, Series C and Series D Preferred Stock will receive an aggregate amount equal to any preferential amount fixed for distribution to any class or series of capital stock (other than common stock) ranking junior to the Series A, Series B, Series C and Series D Preferred Stock upon liquidation. This payment will be distributed to the holders of the then outstanding Series A, Series B, Series C and Series D Preferred Stock in an equal amount per share. Finally, after all of the foregoing payments are made, the holders of the Series A, Series B, Series C and Series D Preferred Stock will share ratably with the holders of the Company’s common stock on an as-converted basis in any further distribution to stockholders.

ADVANCIS PHARMACEUTICAL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Conversion

      Each share of preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect at the time. The initial conversion price of Series A, Series B, Series C and Series D Preferred Stock is $1.00, $1.25, $1.50 and $2.25, respectively, and is subject to adjustment in accordance with antidilution provisions contained in the Company’s charter. Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $10.00 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalizations) and the net proceeds raised are at least $20,000,000. Additionally, upon the Company’s receipt of a notice that the holders of 75% or more of the preferred stock are electing to convert their shares, all shares of preferred stock automatically convert to common stock. As of December 31, 2002, 16,009,999 shares of common stock are reserved for the conversion of the Series A, Series B, Series C and Series D Preferred Stock.

Redemption

      The holder or holders of at least a majority of the outstanding Series A, Series B, Series C and Series D Preferred Stock may, by written request after December 31, 2003, require the Company to redeem the preferred stock by paying in cash a sum equal to 100% of the original purchase price of the preferred stock plus any declared but unpaid dividends. Following such a request, and subject to the following sentence, the Company is obligated to redeem 25% of the preferred stock then owned by the requesting holders annually.

      If the Company does not have sufficient funds legally available to redeem all shares of Series A, Series B, Series C and Series D Preferred Stock to be redeemed at the redemption date, then the Company shall redeem such shares ratably to the extent possible subject to the 25% limitation and shall redeem the remaining shares as soon as sufficient funds are legally available.

      At December 31, 2002, the combined redemption amount for Series A, Series B, Series C and Series D Preferred Stock is $28,514,998. The total carrying value of the Series A, Series B, Series C and Series D Preferred Stock differs from the redemption amount due to stock issuance costs which have been netted from the proceeds at issuance date, and are being accreted through the redemption date.

7.     Warrants

      In connection with the commencement of a lease for the Company’s premises in December 2001, the Company granted to the lessor a freely exercisable warrant to purchase up to 20,000 shares of the Company’s common stock (the “Lessor Warrant Shares”) at an exercise price of $1.25 per share. The expiration date of the warrant is December 1, 2010, which is the tenth anniversary of the effective date. The Lessor Warrant Shares were valued using the Black Scholes option pricing model at $0.15 per Lessor Warrant Share and the aggregate value was de minimus.

      In January 2001, the Company entered into a $1,500,000 line of credit facility to finance the purchase of specified equipment based on approved equipment schedules (see Note 4). In connection with the line of credit, the Company agreed to issue the lender’s assignee warrants to purchase such number of shares of the Company’s common stock as determined by calculating the following: 4% of the amount of funds drawn by the Company divided by a per share exercise price of $1.25. As of December 31, 2001, based on actual draw downs, the Company has issued stock warrants for 42,151 shares of common stock (the “Lender Warrant Shares”). The warrants are immediately exercisable, and the expiration date is from January 22, 2008 to July 24, 2008. The Lender Warrant Shares were valued using the Black Scholes option pricing model at $0.08 per Lender Warrant Share and the aggregate value was de minimus.

ADVANCIS PHARMACEUTICAL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      In February 2002, the Company entered into a $2,000,000 line of credit facility to finance the purchase of specified equipment based on lender approved equipment schedules (see Note 4). In connection with the line of credit, the Company agreed to issue the lender warrants to purchase such number of shares of the Company’s common stock as determined by calculating the following: 2% of the funds drawn by the Company divided by a per share exercise price of $2.25. As of December 31, 2002, based on actual drawdowns, the Company has issued stock warrants to purchase 4,691 shares of common stock (the “Lender Warrant Shares”). The warrants are immediately exercisable, and the expiration date is July 14, 2009 to December 10, 2009. The warrants were valued using the Black Scholes option pricing model at $0.65 per Lender Warrant Share and the aggregate value was de minimus.

8.     Common Stock

      In December 1999, the Company authorized 2,000,000 shares of common stock. In consideration of the contribution to the Company of certain property by the Company’s two founders, the Company issued the founders 1,360,000 shares of common stock. After that issuance, the founders entered into an agreement with the Company pursuant to which, among other things, a total of 640,000 shares of the founders’ common stock (600,000 shares held by one founder, 40,000 held by the other) were subject to repurchase options.

      One founder’s agreement provided the Company, in the first instance, and then the preferred stockholders, the option to purchase (at original cost) 600,000 of the shares held by that founder in the event that (a) the founder’s employment with the Company is terminated or (b) the Company fails to satisfy certain performance objectives. During 2001, the Board of Directors determined that the Company had achieved its performance objectives for 2000 and, therefore, 300,000 shares of the 600,000 shares were released from the repurchase option. During February 2002, the Board of Directors released the remaining 300,000 shares from the repurchase option.

      The agreement for the other founder provided the Company, in the first instance, and then the preferred stockholders, the option to repurchase 40,000 of the shares held by a trust related to the founder upon the founder’s removal from the Board of Directors. This repurchase option lapsed in November 2001.

      On November 13, 2000, April 24, 2001, October 25, 2001 and February 7, 2002, the Board of Directors approved an amendment to the Company’s charter that increased the authorized number of shares of common stock to 8,000,000, 14,000,000, 22,000,000 and 23,333,333, respectively.

      Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding.

9.     Stock Option Plan

      In May 2000, the Company adopted the 2000 Stock Incentive Plan (the “Plan”). At the time of its adoption, 640,000 shares of common stock were available for issuance in connection with awards granted to employees, directors and consultants under the Plan. In March 2001, October 2001 and April 2002, the number of shares available for issuance under the Plan was increased to 2,090,100, 2,990,100, and 4,000,000, respectively.

      Options granted under the Plan may be incentive stock options or non-statutory stock options. Stock purchase rights may also be granted under the Plan. Incentive stock options may only be granted to employees. The Board of Directors determines the period over which options become exercisable however, except in the case of options granted to officers, directors and consultants, options shall become exercisable at a rate of not less than 25% per year over four years from the date the options are granted. Options granted to one non-employee consultant vested over two years; that consultant, however, terminated her relationship with

ADVANCIS PHARMACEUTICAL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

the Company during 2002 and the option was terminated. The exercise price of incentive stock options and non-statutory stock options shall be no less than 100% of the fair market value per share of the Company’s common stock on the grant date. The term of all options is 10 years except, with respect to one incentive stock option held by a Company executive, the term of which is 5 years. As of December 31, 2001 and 2002, there were 843,700 and 1,264,800 shares of common stock available for future option grants, respectively.

      The following table summarizes the activity of the Company’s stock option plan:

	Number of	Weighted-Average
	Options	Exercise Price

Outstanding, January 1, 2000	—	—
Granted	240,000	$0.15
Exercised	—	—
Cancelled	—	—

Outstanding, December 31, 2000	240,000	0.15
Granted	1,917,400	0.24
Exercised	1,097,250	0.21
Cancelled	11,000	0.15

Outstanding, December 31, 2001	1,049,150	0.24
Granted	668,100	0.34
Exercised	93,000	0.24
Cancelled	79,300	0.21

Outstanding — December 31, 2002	1,544,950	$0.29

      The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding
				Options Exercisable
		Weighted-Average
Range of	Number	Remaining	Weighted-Average	Number	Weighted-Average
Exercise Price	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$0.15 to $0.34	1,544,950	8.84	$0.29	215,350	$0.26

      The Company granted 50,000 and 37,000 stock options to non-employee consultants and scientific advisory board members during 2001 and 2002, respectively. The Company will recognize an expense for such options, based on the fair value of the options at each reporting period. The options are valued using the Black Scholes option pricing model and the aggregate value during 2002 was $155,334. The aggregate value of the options granted during 2001 was de minimus.

Restricted Stock

      Certain of the Company’s directors, consultants and employees (and/or immediate family members or related entities to which certain of those individuals have transferred their options or shares of common stock) have entered into the Company’s standard form of stock restriction agreement as a condition to their exercise of options to acquire common stock pursuant to the Plan. These agreements provide, among other things, for a right of first refusal to the Company in connection with the option holder’s sale of the common stock, as well as the right for the Company to purchase the stockholder’s common stock in the event that the stockholder’s relationship with the Company is terminated under certain circumstances. Shares issued under non-statutory stock options exercised prior to vesting are subject to forfeiture in accordance with the vesting schedule of the granted stock options. During 2001 and 2002, certain of the Company’s employees, board

ADVANCIS PHARMACEUTICAL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

members and consultants exercised unvested stock options, awarded under the Company’s 2000 Stock Incentive Plan, to acquire a total of 1,097,250 and 93,000 shares, respectively, of restricted common stock. Consistent with the provisions of EITF No. 00-23, for all exercises of stock options into unvested restricted stock after March 2002, the Company recorded a liability for the amount of the proceeds received, which is reclassified to equity upon the vesting of the restricted stock. As of December 31, 2002, $9,304 related to 31,500 shares of restricted stock was recorded as a liability. At December 31, 2001 and 2002, 1,032,500 and 908,000 shares, respectively of restricted common stock remain unvested pursuant to awards.

      During 2001, in compliance with the Plan, non-statutory stock option granted to employees, directors and outside consultants were replaced with options grants allowing the early exercise of 100% of the respective options into unvested restricted stock with the same vesting period as the stock options. The other terms of the stock option grants were not changed. Following exercise, the restricted common stock continues to vest in accordance with the same schedule as the granted stock options.

      Of the stock options exercised in 2001 into unvested restricted stock, one top executive and two affiliated trusts exercised a total of 540,000 non-statutory stock options during 2001 with full-recourse promissory notes for an aggregate exercise price of $121,500. Interest accrues on the notes at 5.50% and the term of the notes is five years. As of December 31, 2001 and 2002, unpaid interest accrued on the notes is $1,113 and $1,114, respectively.

      In February 2002, the Board of Directors modified the terms of one of the founder’s existing restricted unvested shares, which effectively gave the Company the right to repurchase those 100,000 shares of unvested stock if the Company does not achieve certain performance milestones during 2002. In January 2003, the Board of Directors released the Company’s right to repurchase those 100,000 shares of restricted common stock.

10.     Income Taxes

      Deferred tax assets consist of the following:

	December 31,

	2001	2002

Net operating loss carryforwards	$1,267,932	$6,212,259
Start-up costs	2,017,958	2,478,827
Depreciation and amortization	(16,439)	(128,018)
Accrued expenses	201,065	288,122
Charitable contributions	—	8,438
Research and experimental credit	220,568	856,589

Deferred tax assets	3,691,084	9,716,217
Valuation allowance	(3,691,084)	(9,716,217)

Net deferred tax assets	$—	$—

      The Company has not recorded any tax provision or benefit for the years ended December 31, 2000, 2001 and 2002. The Company has provided a valuation allowance for the full amount of its net deferred tax assets since realization of any future benefit from deductible temporary differences and net operating loss cannot be sufficiently assured at December 31, 2000, 2001 and 2002.

ADVANCIS PHARMACEUTICAL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      At December 31, 2001 and 2002, the Company had federal net operating loss carryforwards of approximately $3,283,000 and $16,086,000, respectively, available to reduce future taxable income, which will begin to expire in 2020.

      Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years.

11.     401(k) Savings Plan

      During 2000, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. To date there were no contributions made to the plan by the Company.

12.     Commitments

      The Company leases office space and certain office equipment under noncancelable operating leases. The office lease is for 16 months ending on February 28, 2003, and the office equipment leases end July 31, 2005 and September 30, 2005. Rent expense under these leases was $58,041, $252,138, $347,901 for the years ended December 31, 2000, 2001, 2002, respectively.

      In August 2002, the Company entered into a 10-year office and laboratory space lease renewable for two periods of 5 consecutive years each at the end of the original term. The Company has taken possession of the lease space during 2003. In conjunction with the execution of the lease agreement, the Company provided the landlord with a letter of credit, which the Company collateralized with a $940,800 restricted cash deposit (see Note 2).

      Future minimum lease payments under noncancelable operating leases at December 31, 2002 are as follows:

Operating
Year Ending December 31,	Leases

2003	$752,332
2004	894,486
2005	992,675
2006	1,014,574
2007	1,045,011
Thereafter	6,225,521

$10,924,599

13.     Subsequent Events

      On March 28, 2003, the Company issued $5,000,000 convertible notes to certain of its existing preferred stockholders. These notes are convertible into shares of the first Qualified Financing, as defined in the Note agreement, and bear interest of 7% per annum compounding monthly until maturity date and 12% per annum compounding monthly after maturity date. On July 2, 2003, the note holders opted to convert the Convertible Note and accrued interest into 2,263,272 shares of Series E Convertible Preferred Stock at a price of $2.25 per share.

ADVANCIS PHARMACEUTICAL CORPORATION
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      On July 2, 2003, the Company sold 2,484,886 shares of Series E Convertible Preferred Stock to certain of its existing preferred stockholders at a price of $2.25 per share. On July 25, 2003, the Company sold an additional 6,807,398 shares of Series E Convertible Preferred Stock to new investors at $2.25 per share.

      On July 9, 2003, the Company signed a commitment letter to secure up to a $5.5 million line of credit from a bank to finance the equipment associated with the build-out of the Company’s headquarters and laboratory. The total amount of the line of credit will depend on the amount of new cash raised by the Company through equity and collaborative payments, and will become due and payable on demand if the Company is not able to raise at least $27,000,000 within 12 months from the closing of the line of credit. This commitment is subject to the formal approval of the bank, the approval of the Maryland Industrial Development Financing Authority and the receipt by the bank of certain reports from the Company.

      On July 18, 2003, the Company entered into a development and license agreement with GlaxoSmithKline (GSK) pursuant to which the Company has exclusively licensed patents and PULSYS technology to GSK for use on some of its products. Under the agreement, GSK will be responsible for the clinical development, manufacture, commercialization and sale of the licensed products. In consideration for the licensing of its technology, the Company is entitled to receive an initial upfront payment of $5,000,000 and can receive milestone payments not to exceed $52,000,000 over the development period if it achieves specified product development goals. In addition, upon commercialization of any of the products, the Company could receive royalty payments and may receive additional incentive payments of up to $50,000,000 if specified annual sales goals are achieved.

14.     Quarterly Financial Data (Unaudited)

      The following table presents unaudited quarterly financial data of the Company. The Company’s quarterly results of operations for these periods are not necessarily indicative of future results of operations.

					Basic and
					Diluted Net
		Non-			Loss Per
		Operating		Net Loss	Share
		Income		Applicable to	Applicable to
	Operating	(Expense),		Common	Common
	Loss	Net	Net Loss	Stockholders	Stockholders

Year ended December 31, 2001
First quarter	$(1,453,896)	$7,232	$(1,446,664)	$(1,452,131)	$(1.45)
Second quarter	(1,970,731)	2,863	(1,967,868)	(1,976,498)	(1.92)
Third quarter	(1,823,849)	2,737	(1,821,112)	(1,830,960)	(1.71)
Fourth quarter	(2,005,434)	56,502	(1,948,932)	(1,962,581)	(1.80)
Year ended December 31, 2002
First quarter	(2,524,181)	49,064	(2,475,117)	(2,492,278)	(1.88)
Second quarter	(3,660,022)	35,098	(3,624,924)	(3,643,708)	(2.31)
Third quarter	(4,072,671)	7,931	(4,064,740)	(4,083,730)	(2.40)
Fourth quarter	(3,922,135)	(37,079)	(3,959,214)	(3,978,204)	(2.36)
Six months ended June 30, 2003
First quarter	(3,237,382)	(15,802)	(3,253,184)	(3,271,762)	(1.82)
Second quarter	(4,153,926)	(82,353)	(4,236,279)	(4,255,062)	(2.21)

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy shares of common stock in any jurisdiction where it is unlawful. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                                    Shares

Common Stock

PROSPECTUS

                               , 2003

LEHMAN BROTHERS

PACIFIC GROWTH EQUITIES, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee		$6,978
NASD filing fee		$9,125
Nasdaq National Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*
Total	$	*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit, or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of actions by or in the right of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought determines that, despite the adjudication of liability but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the Delaware Court of Chancery or other court shall deem proper.

      Our certificate of incorporation and bylaws provide that we will indemnify and advance expenses to our directors, officers and employees to the fullest extent permitted by Delaware law in connection with any threatened, pending or completed action, suit or proceeding to which such person was or is a party or is threatened to be made a party by reason of the fact that he or she is or was our director, officer or employee, or is or was serving at our request as a director, officer, employee or agent of another corporation or enterprise. Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

      Prior to the consummation of this offering, we intend to purchase directors’ and officers’ liability insurance to insure our directors and officers against liability for actions or omissions occurring in their capacity as a director or officer, subject to certain exclusions and limitations.

Item 15.	Recent Sales of Unregistered Securities.

      The following is a summary of our sales of securities during the past three years that were not registered under the Securities Act of 1933, as amended:

Issuances of Capital Stock

      In December 1999 in connection with our formation, we issued 1,360,000 shares of our common stock to our founders in exchange for certain intellectual property rights.

      In January and June 2000, we issued 2,000,000 shares of our Series A Convertible Preferred Stock to a group of accredited investors at a purchase price of $1.00 per share for aggregate consideration of $2,000,000.

      In November 2000, we issued 2,000,000 shares of our Series B Convertible Preferred Stock to a group of accredited investors at a purchase price of $1.25 per share for aggregate consideration of $2,500,000.

      In April 2001, we issued 4,010,000 shares of our Series C Convertible Preferred Stock to a group of accredited investors at a purchase price of $1.50 per share for aggregate consideration of $6,015,000.

      In October 2001, we issued 6,666,666 shares of our Series D Convertible Preferred Stock to a group of accredited investors at a purchase price of $2.25 per share for aggregate consideration of $14,999,999.

      In December 2001, we issued a warrant for the purchase of up to 20,000 shares of our common stock to an accredited investor for an exercise price of $1.25 per share.

      In February 2002, we issued 1,333,333 shares of our Series D Convertible Preferred Stock to a group of accredited investors at a purchase price of $2.25 per share for aggregate consideration of $2,999,999.

      In March 2003, we issued convertible promissory notes to a group of accredited investors for aggregate consideration of $5,000,000. These notes plus accrued interest converted into 2,263,272 shares of Series E Convertible Preferred Stock in July 2003.

      In July 2003, we issued 9,292,284 shares of our Series E Convertible Preferred Stock to a group of accredited investors at a purchase price of $2.25 per share for an aggregate consideration of $20,907,639.

      In January, March, April, June and July 2001, we issued warrants for the purchase of up to 7,363, 6,685, 12,514, 3,841 and 11,748 shares, respectively, of our common stock to an accredited investor at an exercise price of $1.25 per share.

      In July and December 2002, we issued warrants for the purchase of up to 1,644 and 3,047 shares, respectively, of our common stock to an accredited investor at an exercise price of $2.25 per share.

Stock Options Grants

      From inception through September 2000, we granted to our employees, directors and consultants options to purchase 240,000 shares of our common stock at an exercise price of $0.15 per share.

      From January 2001 through March 2001, we granted to our employees, directors and consultants options to purchase 387,300 shares of our common stock at an exercise price of $0.19 per share.

      In March 2001, we granted to our chief executive officer an option to purchase 180,000 shares of our common stock at an exercise price of approximately $0.21 per share.

      From April 2001 through August 2001, we granted to our employees, directors and consultants options to purchase 973,600 shares of our common stock at an exercise price of approximately $0.23 per share.

      From November 2001 through present, we granted to our employees, directors and consultants options to purchase 2,311,450 shares of our common stock at an exercise price of approximately $0.34 per share.

Stock Options Exercises

      From inception through the present, we have issued 159,500 shares of our common stock in respect of stock options exercises at an exercise price of $0.15 per share.

      From inception through the present, we have issued 233,000 shares of our common stock in respect of stock options exercises at an exercise price of $0.19 per share.

      From inception through the present, we have issued 775,500 shares of our common stock in respect of stock options exercises at an exercise price of $0.23 per share.

      From inception through the present, we have issued 192,375 shares of our common stock in respect of stock options exercises at an exercise price of $0.34 per share.

      All of the above-described issuances were exempt from registration (i) pursuant to Section 4(2) of the Securities Act, or Regulation D or Rule 144A promulgated thereunder, as transactions not involving a public offering or (ii) Rule 701 promulgated under the Securities Act or (iii) as transactions not involving a sale of securities. With respect to each transaction listed above, no general solicitation was made by either us or any person acting on our behalf; the securities sold are subject to transfer restrictions; and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibit
Number		Exhibit Description

1	.1*	Form of Underwriting Agreement
3.1		Fifth Restated Certificate of Incorporation of Advancis Pharmaceutical Corporation, including amendment thereto
3.2		Form of Certificate of Incorporation of Advancis Pharmaceutical Corporation to be in effect after the closing of the offering made pursuant to this Registration Statement
3.3		Amended and Restated Bylaws of Advancis Pharmaceutical Corporation, including amendment thereto
3.4		Form of Bylaws of Advancis Pharmaceutical Corporation to be in effect after the closing of the offering made pursuant to this Registration Statement
4.1		Specimen Stock Certificate
5	.1*	Opinion of McCarter & English, LLP
10.1		Executive Employment Agreement between Advancis Pharmaceutical Corporation and Edward M. Rudnic dated January 7, 2000
10.2		Executive Employment Agreement between Advancis Pharmaceutical Corporation and Steven A. Shallcross dated February 22, 2002
10.3		Executive Employment Agreement between Advancis Pharmaceutical Corporation and Colin E. Rowlings dated February 22, 2002
10.4		Executive Employment Agreement between Advancis Pharmaceutical Corporation and Kevin S. Sly dated February 25, 2002
10.5		Executive Employment Agreement between Advancis Pharmaceutical Corporation and Robert Guttendorf dated January 3, 2003
10.6		Employment Offer Letter between Advancis Pharmaceutical Corporation and Sandra E. Wassink dated April 8, 2000
10.7		Employment Offer Letter between Advancis Pharmaceutical Corporation and Beth A. Burnside dated July 17, 2002
10.8		Form of Indemnification Agreement

Exhibit
Number		Exhibit Description

10.9		Construction Services Agreement between Advancis Pharmaceutical Corporation and Barclay White Skanska, Inc. dated July 12, 2002, including General Conditions of the Contract for Construction
10.10		Lease Agreement between Advancis Pharmaceutical Corporation and Seneca Meadows Corporate Center II LLC dated August 1, 2002
10.11		Note Issuance Agreement between Advancis Pharmaceutical Corporation and HealthCare Ventures VI, L.P., Rho Management Trust, I, Steven Ostrofsky, Private Equity Holdings L.L.C., Targeted Entrepreneurial Services, LLC and the DC 1998 NFA Trust FBO Lee Casty dated March 28, 2003
10.12		Form of Convertible Promissory Note dated March 28, 2003
10.13		Amendment to Secured Convertible Promissory Note dated June 23, 2003
10.14		2000 Stock Incentive Plan
10.15		Form of Incentive Stock Option Agreement
10.16		Form of Non-qualified Stock Option Agreement
10.17		Form of Stock Restriction Agreement
10	.18+	Development and License Agreement between Advancis Pharmaceutical Corporation and GlaxoSmithKline dated July 18, 2003
10.19		Stock Purchase Pledge Agreement between Advancis Pharmaceutical Corporation and Edward M. Rudnic dated October 15, 2001
10.20		Form of Stock Purchase Promissory Note by Edward M. Rudnic dated October 15, 2001
10.21		Fourth Amended and Restated Stockholders’ Agreement
10.22		Omnibus Addendum and Amendment to Series E Convertible Preferred Stock Purchase Agreement and Fourth Amended and Restated Stockholders’ Agreement
23	.1*	Consent of McCarter & English, LLP (included in Exhibit 5.1)
23.2		Consent of PricewaterhouseCoopers LLP
24.1		Powers of Attorney (included on the signature page)

*	To be filed by amendment.

+	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

Item 17.	Undertakings.

      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Germantown, State of Maryland, on August 1, 2003.

ADVANCIS PHARMACEUTICAL CORPORATION

By:	/s/ EDWARD M. RUDNIC

Edward M. Rudnic, Ph.D.
President, Chief Executive Officer,
Treasurer and Director

      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on the 1st day of August, 2003. Each person whose signature appears below hereby constitutes and appoints Edward M. Rudnic, Ph.D. and Steven A. Shallcross, or either of them, as such person’s true and lawful attorney-in-fact and agent with full power and substitution for such person and in such person’s name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, including any registration statements or amendments thereto filed pursuant to Rule 462(b) under the Securities Act, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

Signature	Title

/s/ EDWARD M. RUDNIC Edward M. Rudnic, Ph.D.	President, Chief Executive Officer, Treasurer and Director (Principal Executive Officer)

/s/ STEVEN A. SHALLCROSS Steven A. Shallcross	Senior Vice President, Chief Financial Officer and Secretary (Principal Accounting and Financial Officer)

/s/ JAMES D. ISBISTER James D. Isbister	Chairman of the Board of Directors

/s/ JAMES H. CAVANAUGH James H. Cavanaugh, Ph.D.	Director

/s/ ELIZABETH CZEREPAK Elizabeth Czerepak	Director

/s/ R. GORDON DOUGLAS, JR. R. Gordon Douglas, Jr., M.D.	Director

/s/ WAYNE T. HOCKMEYER Wayne T. Hockmeyer, Ph.D.	Director

/s/ HAROLD R. WERNER Harold R. Werner	Director

EXHIBIT INDEX

Exhibit
Number		Exhibit Description

1	.1*	Form of Underwriting Agreement
3.1		Fifth Restated Certificate of Incorporation of Advancis Pharmaceutical Corporation, including amendment thereto
3.2		Form of Certificate of Incorporation of Advancis Pharmaceutical Corporation to be in effect after the closing of the offering made pursuant to this Registration Statement
3.3		Amended and Restated Bylaws of Advancis Pharmaceutical Corporation, including amendment thereto
3.4		Form of Bylaws of Advancis Pharmaceutical Corporation to be in effect after the closing of the offering made pursuant to this Registration Statement
4.1		Specimen Stock Certificate
5	.1*	Opinion of McCarter & English, LLP
10.1		Executive Employment Agreement between Advancis Pharmaceutical Corporation and Edward M. Rudnic dated January 7, 2000
10.2		Executive Employment Agreement between Advancis Pharmaceutical Corporation and Steven A. Shallcross dated February 22, 2002
10.3		Executive Employment Agreement between Advancis Pharmaceutical Corporation and Colin E. Rowlings dated February 22, 2002
10.4		Executive Employment Agreement between Advancis Pharmaceutical Corporation and Kevin S. Sly dated February 25, 2002
10.5		Executive Employment Agreement between Advancis Pharmaceutical Corporation and Robert Guttendorf dated January 3, 2003
10.6		Employment Offer Letter between Advancis Pharmaceutical Corporation and Sandra E. Wassink dated April 8, 2000
10.7		Employment Offer Letter between Advancis Pharmaceutical Corporation and Beth A. Burnside dated July 17, 2002
10.8		Form of Indemnification Agreement
10.9		Construction Services Agreement between Advancis Pharmaceutical Corporation and Barclay White Skanska, Inc. dated July 12, 2002, including General Conditions of the Contract for Construction
10.10		Lease Agreement between Advancis Pharmaceutical Corporation and Seneca Meadows Corporate Center II LLC dated August 1, 2002
10.11		Note Issuance Agreement between Advancis Pharmaceutical Corporation and HealthCare Ventures VI, L.P., Rho Management Trust, I, Steven Ostrofsky, Private Equity Holdings L.L.C., Targeted Entrepreneurial Services, LLC and the DC 1998 NFA Trust FBO Lee Casty dated March 28, 2003
10.12		Form of Convertible Promissory Note dated March 28, 2003
10.13		Amendment to Secured Convertible Promissory Note dated June 23, 2003
10.14		2000 Stock Incentive Plan
10.15		Form of Incentive Stock Option Agreement
10.16		Form of Non-qualified Stock Option Agreement
10.17		Form of Stock Restriction Agreement
10	.18+	Development and License Agreement between Advancis Pharmaceutical Corporation and GlaxoSmithKline dated July 18, 2003
10.19		Stock Purchase Pledge Agreement between Advancis Pharmaceutical Corporation and Edward M. Rudnic dated October 15, 2001
10.20		Form of Stock Purchase Promissory Note by Edward M. Rudnic dated October 15, 2001
10.21		Fourth Amended and Restated Stockholders’ Agreement
10.22		Omnibus Addendum and Amendment to Series E Convertible Preferred Stock Purchase Agreement and Fourth Amended and Restated Stockholders’ Agreement

Exhibit
Number		Exhibit Description

23	.1*	Consent of McCarter & English, LLP (included in Exhibit 5.1)
23.2		Consent of PricewaterhouseCoopers LLP
24.1		Powers of Attorney (included on the signature page)

*	To be filed by amendment.

+	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.